Exhibit 99.1

SANDSTORM GOLD LTD. ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012 February 18, 2013 Suite 1400, 400 Burrard Street Vancouver, B.C. V6C 3A6

SANDSTORM GOLD LTD. ANNUAL INFORMATION FORM FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2012 TABLE OF CONTENTS INTRODUCTORY NOTES 3 Cautionary Note Regarding Forward-Looking Information 3 Currency Presentation 3 CORPORATE STRUCTURE 4 GENERAL DEVELOPMENT OF THE BUSINESS 4 Public Offerings 4 Credit Facility 5 Mineral Interests 5 Spin-out of Sandstorm Metals 12 Consolidation of Common Shares 12 Listing on the NYSE MKT LLC 13 Listing on the Toronto Stock Exchange 13 Acquisition of 59.9% Interest in Premier Royalty Inc. 13 Transaction with Premier Gold Mines Ltd. 13 DESCRIPTION OF THE BUSINESS 14 Principal Product 14 Competitive Conditions 15 Operations 15 RISK FACTORS 16 Risks Relating to the Company 16 Risks Relating to the Mining Operations 21 MINERAL PROPERTIES 25 CIM Standards Definitions 25 Aurizona Mine, Brazil 27 Santa Elena Mine, Sonora, Mexico 37 Ming Mine, Canada 44 Black Fox Mine, Canada 56 Bachelor Lake Mine, Canada 70 Serra Pelada Mine, Brazil 82 Entrée JV Project, Mongolia 97 DIVIDENDS 125 DESCRIPTION OF CAPITAL STRUCTURE 125 TRADING PRICE AND VOLUME 125 Common Shares 125 Warrants 126 DIRECTORS AND OFFICERS 128 Cease Trade Orders, Bankruptcies, Penalties or Sanctions 130 Conflicts of Interest 130 INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 131 TRANSFER AGENT AND REGISTRAR 131 MATERIAL CONTRACTS 131 INTERESTS OF EXPERTS 132 Qualified Persons Under NI 43-101 132 Auditors 132 AUDIT COMMITTEE 132 - 1 -

Relevant Education and Experience 133 Reliance on Certain Exemptions 133 Pre-Approval Policies and Procedures 134 External Auditor Service Fees 134 ADDITIONAL INFORMATION 134 SCHEDULE “A” 1 - 2 -

INTRODUCTORY NOTES Cautionary Note Regarding Forward-Looking Information This annual information form (“AIF”) contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation. Forward-looking information is provided as of the date of this AIF and Sandstorm Gold Ltd. (“Sandstorm Gold” or the “Company”) does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm Gold to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Bachelor Lake mine, the Bracemac-McLeod mine, the Summit mine, the Ming mine, the Serra Pelada mine, the Deflector mine and the Entrée JV Project (as defined herein) and operations at the Mt. Hamilton project, the Coringa project, the Cuiú Cuiú project and the Ann Mason project; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” herein. Forward-looking information in this AIF includes, among other things, disclosure regarding: Sandstorm Gold’s existing ten gold streams with Luna Gold Corp. (“Luna”), SilverCrest Mines Inc. (“SilverCrest”), Rambler Metals & Mining plc. (“Rambler”), Santa Fe Gold Corp. (“Santa Fe”), Brigus Gold Corp. (“Brigus”), Metanor Resources Inc. (“Metanor”), Donner Metals Ltd. (“Donner”), Colossus Minerals Inc. (“Colossus”), Mutiny Gold Ltd. (“Mutiny”) and Entrée Gold Inc. (“Entrée”) plus Sandstorm Gold’s four royalties with Solitario Exploration & Royalty Corp. (“Solitario”), Magellan Minerals Ltd. (“Magellan”) and Entrée, as well as its future outlook and the mineral reserve and mineral resource estimates for Luna, SilverCrest, Rambler, Brigus, Metanor and Entrée. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Currency Presentation All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. - 3 -

CORPORATE STRUCTURE The Company was incorporated under the Business Corporations Act (British Columbia) on March 23, 2007. The Company changed its name from “Sandstorm Resources Ltd.” to “Sandstorm Gold Ltd.” on February 17, 2011. The Company’s head, registered, and records office are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. The Company has two principal wholly-owned subsidiaries, Sandstorm Gold (Barbados) Limited, incorporated under the laws of Barbados, and Sandstorm Gold (Canada) Ltd., incorporated under the laws of the Province of British Columbia. GENERAL DEVELOPMENT OF THE BUSINESS Public Offerings On April 23, 2009, the Company completed a public offering of 116,909,580 subscription receipts at a price of C$0.40 per subscription receipt for gross proceeds of C$46.8 million (the “April 2009 Offering”). The gross proceeds from the April 2009 Offering were held in escrow until May 15, 2009, and were released upon completion of the transactions with each of Luna and SilverCrest as described below. On May 22, 2009, each subscription receipt was automatically exercised, without payment of additional consideration, into one common share (each, a “Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “2009 Warrant”). As adjusted to reflect the 5:1 consolidation of the Company’s Common Shares described below, each five 2009 Warrants entitle the holder to acquire one Common Share at a price of $3.00 until April 23, 2014. A portion of the net proceeds from the April 2009 Offering were used to fund the Luna, SilverCrest, and Santa Fe transactions described below. The remaining net proceeds were used for general corporate and working capital purposes. On October 14, 2009, the Company completed a public offering of 81,778,800 units at a price of C$0.45 per unit for gross proceeds of C$36.8 million (the “October 2009 Offering”). Each unit was comprised of one Common Share and one-half of one 2009 Warrant. A portion of the net proceeds from the October 2009 Offering were used to fund the Rambler transaction described below. The remaining net proceeds were used by the Company for the acquisition of gold and other precious metals purchase agreements (“Gold Streams”) from Metanor and Rambler. On October 19, 2010, the Company completed a public offering of 78,768,100 units at a price of C$0.73 per unit for gross proceeds of C$57.5 million (the “October 2010 Offering”). Each unit was comprised of one Common Share and one-quarter of one common share purchase warrant (each whole common share purchase warrant, a “2010 Warrant”). As adjusted to reflect the 5:1 consolidation of the Company’s Common Shares described below, each five 2010 Warrants entitle the holder to purchase one Common Share at a price of $5.00 until October 19, 2015. A portion of the net proceeds were used to fund the Brigus and Metanor transactions described below. The remaining net proceeds were used for general corporate and working capital purposes. On September 7, 2012, the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit for gross proceeds of C$150,075,000 (the “September 2012 Offering”). Each unit was comprised of one Common Share and one-third of one common share purchase warrant (each whole common share purchase warrant, a “2012 Warrant”). Each 2012 Warrant entitles the holder to purchase one Common Share at a price of $14.00 until September 7, 2017. - 4 -

The net proceeds from the September 2012 Offering have been and continue to be used to finance the acquisition of Gold Streams and royalties (including the Colossus and Mutiny Gold Streams described in greater detail throughout this document) and for working capital purposes. Credit Facility On January 12, 2012, the Company entered into a revolving credit agreement with The Bank of Nova Scotia, which allowed the Company to borrow up to $50 million (the “Revolving Loan”). The Revolving Loan had a term of three years, which was extendable by mutual consent of The Bank of Nova Scotia and the Company. At December 31, 2012, the Company had not drawn down on the Revolving Loan and the full balance remained available. On February 11, 2013, the Company amended the Revolving Loan to increase the amount which the Company is permitted to borrow thereunder to up to $100 million (the “Amended Revolving Loan”). The Amended Revolving Loan has a term of four years, which is extendable by mutual consent of The Bank of Nova Scotia, Bank of Montreal, National Bank of Canada and the Company. The Amended Revolving Loan will continue to be used for the acquisition of Gold Streams. The amounts drawn on the Amended Revolving Loan are subject to interest at LIBOR plus 3.00%-4.25% per annum, and the undrawn portion of the Amended Revolving Loan is subject to a standby fee of 0.75%-1.05% per annum, dependent on the Company’s leverage ratio. Mineral Interests Aurizona Gold Stream On May 15, 2009, the Company entered into an agreement (the “Aurizona Gold Stream”) with Luna to purchase 17% of the life of mine gold produced from Luna’s Aurizona mine, located in Brazil (the “Aurizona Mine”), for $17.8 million and 5,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $400 (subject to a 1% annual inflationary adjustment beginning on February 9, 2014) and the then prevailing market price per ounce of gold. On September 19, 2012, the Company agreed to contribute up to $10 million in capital towards the Phase 1 expansion (the “Phase 1 Expansion”) at the Aurizona Mine. The Company’s contribution towards the Phase 1 Expansion will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10 million. In addition, the Company committed to issue, if requested by Luna, a $20 million non-revolving loan facility (“Luna Credit Facility”) with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs. If issued, the Luna Credit Facility will bear interest at a rate of 12% per annum and undrawn amounts will be subject to a standby fee of 1.2%. In conjunction with the Company’s contribution, Luna provided the Company with a contractual guarantee that the Aurizona Mine will complete the Phase 1 Expansion by the end of 2013. The Aurizona Mine is an open pit mine with a gravity and carbon-in-leach milling operation which was expected to average over 60,000 ounces of gold production annually over the expected mine life of 11 years. The Aurizona Mine commenced commercial production on February 9, 2011. For further details regarding the Aurizona Mine, see “Mineral Properties – Aurizona Mine, Brazil” below. If Luna decides to develop an underground mine on the Aurizona property (the “Aurizona Underground Mine”), the Company has the right to purchase 17% of the gold from the underground mine at a per ounce price equal to the lesser of $500 (subject to a 1% annual inflationary adjustment beginning three years after the mine achieves commercial production (an “Inflationary Adjustment”)) and the then prevailing market price per ounce of gold. If Sandstorm Gold elects to exercise its right to purchase gold from the Aurizona Underground Mine, Sandstorm Gold will be required to pay 17% of the capital expenditures incurred to determine the economic viability and to construct the mine. - 5 -

Santa Elena Gold Stream On May 15, 2009, the Company entered into an agreement (the “Santa Elena Gold Stream”) with SilverCrest to purchase 20% of the life of mine gold produced from SilverCrest’s Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for $12.0 million and 3,500,000 Common Shares as an upfront payment, plus ongoing per ounce payments equal to the lesser of $350 (subject to a 1% annual inflationary adjustment beginning on July 13, 2014) and the then prevailing market price per ounce of gold. The Santa Elena Mine operates as a conventional open pit, heap-leach gold-silver operation. The operating open pit mine life is expected to be 6.5 years. Over the operating mine life, average annual metal production is expected to be approximately 30,000 ounces of gold. On July 13, 2011, the Santa Elena Mine achieved commercial production. For further details regarding the Santa Elena Mine, see “Mineral Properties – Santa Elena Mine, Mexico” below. If SilverCrest decides to develop an underground mine on the Santa Elena property (the “Santa Elena Underground Mine”), the Company has the right to purchase 20% of the gold from the underground mine at a per ounce price equal to the lesser of $450 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. If Sandstorm Gold elects to exercise its right to purchase gold from the Santa Elena Underground Mine, Sandstorm Gold will be required to pay 20% of the capital expenditures incurred or projected (adjusted using a payable gold to payable gold equivalent ratio of silver) to determine the economic viability and to construct the underground mine and mill. Summit Gold Stream On September 14, 2009 (as amended), the Company entered into an agreement (the “Summit Gold Stream”) to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the gold produced thereafter, from Santa Fe’s Summit mine, located in the United States of America (the “Summit Mine”), for $4.0 million as an upfront payment plus ongoing per ounce payments equal to the lesser of $400 (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold. Santa Fe had provided to Sandstorm Gold a completion guarantee under which Santa Fe may be required to return a portion of the upfront payment if by June 30, 2012, the Summit Mine has not produced a minimum of 4,000 ounces of gold in any consecutive six month period. An extension to fulfil this guarantee from the original date of April 7, 2011 was granted by the Company and, in exchange for deferring the deadline, Santa Fe agreed to sell the Company 817 ounces of gold at $400 per ounce. Currently, the Company is in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company pursuant to the completion guarantee. The Summit Mine is an underground silver-gold mine located in southwestern New Mexico, United States. It is a low sulphidation epithermal deposit, which Santa Fe has been mining and stock piling mineralized rock since September 2009. Mineralized rock from the Summit Mine is transported to Santa Fe’s mill located in Lordsburg where a gold-silver concentrate will be produced. In March 2010, Santa Fe began commissioning the Lordsburg milling operations. Since then, Santa Fe has begun shipping concentrate to a European smelter for recovery of gold. In addition to concentrate sales, bulk flux shipments have been made to smelters located in Arizona. Ming Gold Stream On March 4, 2010 (as amended), the Company entered into an agreement (the “Ming Gold Stream”) to purchase 25% of the first 175,000 ounces of gold produced, and 12% of the gold produced thereafter, from Rambler’s Ming mine, located on the Baie Verte Peninsula in Newfoundland, Canada (the “Ming Mine”). For consideration, the Company paid $7.0 million in 2010 and $13.0 million in 2011 for a total of $20.0 million in up front payments. - 6 -

Rambler has provided to Sandstorm Gold the following completion guarantees: (i) that within 24 months of the commencement of production, Rambler must have produced and sold a minimum of 24,000 ounces of payable gold or Sandstorm Gold will have the option to require a partial refund of the upfront deposits, and (ii) that Sandstorm Gold will receive minimum cash flows from the contract of $3.6 million in the first year of production, $3.6 million in the second year of production, and $3.1 million in the third year of production. The Ming Mine is a past producing underground massive sulfide copper-gold mine located in northwestern Newfoundland. The area has a strong history of gold, base metal and industrial minerals mining. Mining at the Ming Mine commenced in November 2011 and commercial production was declared as of November 1, 2012. Ore is mined at the Ming Mine and trucked to the Nugget Pond Mill. Until May 2012, the ore was being processed through the cyanide leach circuit for gold only extraction. Beginning in mid-2012, Rambler began producing a copper concentrate which also contains gold and Rambler began shipping the copper concentrate from the nearby port of Goodyear’s Cove in December 2012. For further details regarding the Ming Mine, see “Mineral Properties – Ming Mine, Canada” below. Black Fox Gold Stream On November 9, 2010, the Company entered into an agreement (the “Black Fox Gold Stream”) with Brigus to purchase 12% of the life of mine gold produced from Brigus’ Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), for $56.3 million in upfront payments plus ongoing per ounce payments equal to the lesser of $500 (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum) and the then prevailing market price per ounce of gold. Brigus had the option (the “Repurchase Option”), until January 1, 2013, to repurchase 50% of the gold to be purchased under the Black Fox Gold Stream by making a $36.6 million payment to the Company. Upon receipt of the payment from Brigus, the Company was to reduce the percentage of gold to be purchased from the Black Fox Mine from 12% to 6%. In November 2012, Brigus partially exercised the Repurchase Option and paid the Company $24,396,668 which reduced the percentage of gold to be purchased by the Company from the Black Fox Mine to 8%. The Company also had the right to purchase, by remitting the per ounce payments (described above), 10% of the gold produced from an area defined under the Black Fox Gold Stream as the “Black Fox Extension”, covering a portion of Brigus’ Pike River property. As a result of the partial exercise of the Repurchase Option by Brigus, the Company’s right to purchase 10% of the gold produced from the Black Fox Extension has been reduced to 6.3%. The Black Fox Mine is located outside of Matheson, Ontario in the Timmins Gold District and has been in commercial production since May 2009. The mine currently operates as both an open pit mine and an underground mine. The open pit mine has been in commercial production since May 2009 and the underground mine has been in commercial production since October 2011. Ore is trucked to the Black Fox mill, which is a 2,000 tonnes per day mill east of the mine. For further details regarding the Black Fox Mine, see “Mineral Properties – Black Fox Mine, Canada” below. Bachelor Lake Gold Stream On January 17, 2011, the Company entered into an agreement (the “Bachelor Lake Gold Stream”) with Metanor to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake Gold project located outside of Val d’Or, Quebec (the “Bachelor Lake Mine”), for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. - 7 -

Metanor has provided a guarantee that the Company will receive a minimum of $1.0 million in pre-tax cash flow in 2012; $5.5 million in pre-tax cash flow in 2013, 2014, and 2015; and $2.5 million in pre-tax cash flow in 2016. The Bachelor Lake Mine is located outside of Val d’Or in Quebéc, Canada with commercial production expected in the first half of 2013. Metanor completed a bulk sample in 2012 and processed the ore in the Bachelor Lake Mill. Underground development for ore and exploration purposes is ongoing. For further details regarding the Bachelor Lake Mine, see “Mineral Properties – Bachelor Lake Mine, Canada” below. Bracemac-McLeod Gold Stream On July 12, 2011 (as amended), the Company entered into an agreement (the “Donner Gold Stream”) with Donner via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals”) to purchase 24.5% of the life of mine gold produced from the Bracemac-McLeod development project (the “Bracemac-McLeod Mine”). For consideration, the Company made an upfront payment of $5.0 million in June 2012 and an upfront payment of $3 million in November 2012 and ongoing per ounce payments equal to the lesser of $350 per ounce of gold or gold equivalent and the then prevailing market price of gold. The Company has received a guarantee that the Company will receive minimum before tax cash flows of $2 million in 2014; $2 million in 2015; $2 million in 2016; and $2 million in 2017. The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Xstrata Canada Corporation (“Xstrata”) has been operating in the Matagami district for almost 50 years with ten previously operating mines and one current producing mine. Xstrata plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. Bracemac-McLeod will be an underground mine, accessed via two ramps, and is expected to begin ore production in 2013. Colossus Gold Stream On September 18, 2012, the Company entered into an agreement (the “Colossus Gold Stream”) with Colossus and Colossus Mineração Ltda. to purchase, for a period of 40 years (which may be extended), an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine, located in Brazil (the “Serra Pelada Mine”), for $60 million plus ongoing per ounce payments equal to the lesser of $400 per ounce for the gold and the then prevailing market price per ounce of gold and the lesser of $200 per ounce for the platinum and the then prevailing market price per ounce of platinum (subject to a 1% annual inflationary adjustment beginning in September 2015). Colossus has the option (the “Repurchase Option”), until April 1, 2015, to repurchase up to 50% of the Colossus Gold Stream by making a $39 million payment to the Company, whereupon the percentage of gold and platinum which the Company is entitled to purchase from Colossus will be decreased to 0.75% and 17.5%, respectively. Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013, so long as the Serra Pelada Mine is in operation. Colossus has also provided a guarantee that in the event that the Serra Pelada Mine shuts down for a period of 24 months and the Company has not recognized cash flow equal to the initial upfront deposit, then Colossus will refund the balance to the Company. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding. As part of the transaction, the Company also agreed to purchase, for a period of 40 years (which may be extended), an amount equal to 35% of the palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15 million deposit plus ongoing payments equal to the - 8 -

lesser of $100 per ounce of palladium and the then prevailing market price per ounce of palladium (subject to a 1% annual inflationary adjustment beginning in September 2015). Colossus has the option, until April 1, 2015, to repurchase up to 50% of the Palladium Stream by making a $9.75 million payment to the Company, whereupon the percentage of palladium which the Company is entitled to purchase from Colossus will be decreased to 17.5%. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals whereby Sandstorm Metals purchased the Palladium Stream from the Company in exchange for issuing a promissory note which provides that the $15 million will be paid to the Company, in cash or shares, by September 19, 2013. The Serra Pelada Mine is a high-grade gold-platinum-palladium deposit in the mineral and mining Carajas region in Para State, northern Brazil. The existing infrastructure and accessibility to the site are excellent due to the close proximity of a number of major mines. During the 1980s, Serra Pelada hosted the largest ever gold rush in Latin America, with up to 80,000 artisanal miners producing 2 million ounces of gold, plus platinum and palladium, from a hand dug open pit. Colossus has been involved in the development of the Serra Pelada Mine since 2007 and is targeting initial production by the end of 2013. The Serra Pelada Mine is fully permitted and construction is underway. It is expected to be a high-grade, low-cost polymetallic producer. For further details regarding the Serra Pelada Mine, see “Mineral Properties – Serra Pelada Mine, Brazil” below. Mutiny Gold Stream On December 5, 2012, the Company entered into an agreement (the “Mutiny Gold Stream”) with Mutiny and three of its subsidiaries, Deflector Gold Pty Ltd., Gullewa Gold Project Pty Ltd. and Central Infrastructure Pty Ltd. to purchase, for a period of 40 years (which may be extended), an amount equal to 15% of the gold produced from Mutiny’s Deflector project, located in Western Australia (the “Deflector Mine”), for $9 million (the “Initial Deposit”). The Company will make a future cash remittance of $29 million (the “Second Deposit”) once Mutiny has received final mining permits for the Deflector Mine as well as completing certain funding conditions. In addition, the Company will make ongoing per ounce payments equal to the lesser of $500 per ounce for the gold and the then prevailing market price per ounce of gold (subject to an annual variable inflationary adjustment beginning on the fourth anniversary of the date on which the Second Deposit was made). If the Deflector Mine produces more than 85,000 ounces of gold in a given year, the Company will make a one time $4 million payment to Mutiny. Mutiny has the option (the “Repurchase Option”), for a period of 36 months from the date on which the Second Deposit was made, to repurchase up to 50% of the Mutiny Gold Stream by making a payment equal to the greater of $24.7 million or the value of 14,472 ounces of gold, whereupon the percentage of gold which the Company is entitled to purchase from Mutiny will be decreased to 7.5%. If Mutiny subsequently discovers and develops an additional mine within a defined area outside of the area subject to the Mutiny Gold Stream, the Company has the right, but not the obligation, to purchase 15% of the gold produced at a per ounce price of $500 in exchange for the Company paying 15% of the capital expenditures incurred for the development of such additional mine. The Deflector Mine is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Mine over a 7.5 year mine life. Production will begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility. The facility is being upgraded and will include a floatation circuit as well as a revamped mill and gravity circuit, providing plan capacity of 480,000 tonnes per year for oxide and transition ore during the first two years of production and 380,000 tonnes per year for primary ore thereafter.- 9 -

Entrée Metal Credits Agreement On February 14, 2013, the Company entered into a funding agreement (the “Entrée Metal Credits Agreement”) with Entrée to purchase, for a period of 50 years (which may be extended), metal credits equal to: (a) 6.77% of the gold, 6.77% of the silver and 0.50% of the copper produced from the Hugo North Extension deposit (Lower Level); (b) 10.15% of the gold, 10.15% of the silver and 0.75% of the copper produced from the Hugo North Extension deposit (Upper Level); (c) 5.13% of the gold, 5.13% of the silver and 0.50% of the copper produced from the Heruga Deposit (Lower Level); and (d) 7.70% of the gold, 7.70% of the silver and 0.75% of the copper produced from the Heruga Deposit (Upper Level); (all of which are subject to adjustment upon the occurrence of certain stated events).  The above-mentioned deposits are all located in the South Gobi desert of Mongolia and form part of the Oyu Tolgoi mining complex (the lower and upper levels of the Hugo North Extension and the lower and upper levels of the Heruga Deposit collectively referred to herein as the “Entrée JV Project”), for $40 million.  In addition, the Company will make ongoing payments equal to the lesser of the prevailing market price and $220 per ounce for the gold, $5 per ounce for the silver and $0.50 per pound for the copper, until approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the Entrée JV Project (the “Initial Fixed Prices”).  Thereafter, the ongoing payments will increase to the lesser of the prevailing market price and $500 per ounce for the gold, $10 per ounce for the silver and $1.10 per pound for the copper (the “Subsequent Fixed Prices”). The Initial Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the fourth anniversary of the date upon which the Company commences receiving payable gold, silver and copper. The Subsequent Fixed Prices are all subject to a 1% annual inflationary adjustment beginning on the first anniversary of the date upon which the fixed prices which the Company pays for the gold, silver and copper are adjusted from the Initial Fixed Prices to the Subsequent Fixed Prices. The Entrée Metal Credits Agreement does not require the delivery of physical metal and Entrée may use future cash flows from any of its mineral property interests to delivery metal credits to the Company to fulfill its requirements under the Entrée Metal Credits Agreement. In addition, Entrée has provided the Company with a right of first refusal on any future production–based funding agreements on Entrée’s share of production from the Entrée JV Project. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals whereby Sandstorm Metals purchased the copper portion of the Entrée Metal Credits Agreement (the “Copper Agreement”) from the Company in exchange for issuing $5 million in shares of Sandstorm Metals to the Company. Upon receiving acceptance from the TSX Venture Exchange (the “TSXV”), Sandstorm Metals issued 11,133,333 shares to the Company at a price of C$0.45 per share. The Hugo North Extension is one of the world’s richest porphyry copper-gold deposits and the Heruga Deposit is a world class, copper-gold-molybdenum porphyry deposit.  Both are located in the South Gobi desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.  The Hugo North Extension and the Heruga Deposit are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (now known as Turquoise Hill Resources Ltd.) and the Government of Mongolia, and its project manager Rio Tinto.  Entrée retains a 20% interest in the resources of the Hugo North Extension and Heruga deposits.  The first development production from Entrée’s joint venture ground is expected in 2015. - 10 -

For further details regarding the Entrée JV Project, see “Mineral Properties – Entrée JV Project, Mongolia” below. Entrée Private Placement The Company has also agreed to purchase 17,857,142 common shares of Entrée (the “Entrée Shares”) at a price of C$0.56 per Entrée Share, for gross proceeds to Entrée of C$10 million (the “Private Placement”). Closing of the Private Placement has not yet occurred and is subject to the approval of the Toronto Stock Exchange (the “TSX”). Following completion of the Private Placement and before taking into account any exercise by Rio Tinto International Holding Limited of its pre-emptive rights, the Company expects that it will own approximately 12% of the issued and outstanding common shares of Entrée. Entrée Ann Mason Royalty The Company has also agreed to purchase from Entrée a 0.4% net smelter return royalty on the future sale of any metals and minerals (the “Ann Mason Royalty”) derived from a portion of the Ann Mason project (which includes the Ann Mason and Blue Hill deposits, collectively referred to herein as the “Ann Mason Deposits”), located in Nevada, USA.  In consideration for the royalty, the Company has made a $5 million payment to Entrée.  Entrée has granted the Company a right of first refusal on any future royalty or metals stream financing for the Ann Mason Deposits. Solitario Royalty On June 11, 2012, the Company entered into agreements (the “Solitario Royalty”) with Solitario and Mt. Hamilton LLC (“Hamilton”) pursuant to which it purchased, in perpetuity, a 2.4% net smelter return royalty (the “Mt. Hamilton NSR”) on the Mt. Hamilton gold project, located in White Pine County, Nevada, USA (the “Mt. Hamilton Project”) for $10 million (of which $6 million was paid in fiscal 2012 and the remaining $4 million was paid in 2013). The Mt. Hamilton Project is held by Mt. Hamilton which is 80% owned by Solitario and 20% owned by Ely Gold & Minerals Inc. Mt. Hamilton has the option (the “Repurchase Option”), until December 11, 2014, to repurchase the Mt. Hamilton NSR for $12 million provided that Mt. Hamilton enters into a Gold Stream with the Company having an upfront deposit of not less than $30 million. The Company has received a guarantee from Mt. Hamilton that the Company will receive minimum before tax cash flow of $10 million by December 21, 2022. In addition, Mt. Hamilton has provided the Company with a right of first refusal on any future royalty or metals stream financing for the Mt. Hamilton Project. Solitario has stated that the Mt. Hamilton Project is expected to be an open pit mining operation with heap leach processing and projected gold recoveries of 79%. The reserves are contained within a well-defined ore body displaying excellent continuity of mineralization that will be mined within a single open pit. Processing is straight-forward with two-stage crushing to minus ¾-inch, no agglomeration and rapid gold leach rates, followed by conventional ADR (adsorption-desorption-recovery) metal extraction. In September 2012, Solitario announced its initial National Instrument 43-101 (“NI 43-101”) resource estimate for the Seligman deposit on the Mt. Hamilton Project. The 53-hole 2012 drilling campaign was designed to achieve several objectives. The main focus was to convert Seligman inferred resources in specific areas to measured and indicated categories. Other objectives included obtaining sample material to carry-out metallurgical and geochemical testing and to measure geotechnical characteristics for mine planning at Seligman. Several holes were also drilled at the Centennial gold deposit to convert inferred resources to measured and indicated categories as well as to test potential extensions of mineralization to the south. The Centennial deposit was the subject of a Feasibility Study issued earlier in 2012 prepared by SRK Consulting (U.S.) Inc. - 11 -

In December 2012, Solitario announced assay results for 25 new drill holes on its recently completed 2012 Mt. Hamilton drilling program. Eight of the holes were drilled within the vicinity of the Centennial ore body and 17 holes were drilled in the Seligman deposit area. Magellan Royalties On May 11, 2012, the Company entered into agreements (the “Magellan Royalties”) with Magellan, Magellan Minerais Prospecção Geológica Ltda. (“Magellan Brazil”) and Chapleau Exploracao Mineral Ltda. (“Chapleau”) pursuant to which it purchased, in perpetuity, a 2.5% net smelter return royalty on Magellan’s Coringa gold project in Para State, Brazil (the “Coringa Project”) owned by Chapleau ((the “Coringa NSR”) and a 1.0% net smelter return royalty on Magellan’s Cuiú Cuiú gold project in Para State, Brazil (the “Cuiú Cuiú Project”) owned by Magellan Brazil (the “Cuiú Cuiú NSR”) for $7 million for the Coringa NSR and $500,000 for the Cuiú Cuiú NSR, plus the subscription by the Company for one million shares of Magellan at a price of C$0.50 per share for proceeds to Magellan of C$500,000. In addition, Magellan and Chapleau provided the Company with a right of first refusal on any future royalty or metals stream financing for the Coringa Project and Magellan and Magellan Brazil provided the Company with a right of first refusal on any future royalty or metals stream financing for the Cuiú Cuiú Project. The Coringa Project is a narrow, high grade vein system extending over an eighteen kilometre strike with exploration upside. In December 2012, Magellan announced that they had SEDAR filed a Preliminary Economic Assessment (“PEA”) on the Coringa Project. The PEA was prepared by Global Resource Engineering Ltd. and was based on the updated resource on the Coringa Project as defined in the NI 43-101 technical report dated May 2012. Given the positive economics of the PEA, in January 2013, Magellan announced that it has engaged a group of prominent mining industry consultants led by Ausenco Solutions Canada Inc. to complete a feasibility study on the Coringa Project. The Cuiú Cuiú Project is located 180 kilometres southwest of Itaituba in northern Brazil where exploration work has identified a series of major gold soil anomalies. The Cuiú Cuiú Project previously produced an estimated 1.5 – 2 million ounces of alluvial gold. In November 2012, Magellan announced that it had commenced an exploration diamond drilling program at the Cuiú Cuiú Project to test three separate and previously untested targets. The current drill program comprises a minimum of 1,500 metres and is expected to be completed in the first half of 2013. Spin-out of Sandstorm Metals On May 13, 2010, Sandstorm Gold completed a plan of arrangement (the “Arrangement”) with Sandstorm Metals. Under the Arrangement, Sandstorm Gold spun-out its option agreement on the Eagle Lake property owned by Eagle Plains Resources Ltd. located in Saskatchewan, Canada and working capital of C$500,000 to Sandstorm Metals in exchange for 6,836,810 shares of Sandstorm Metals. Thereafter, Sandstorm Gold distributed all of its shares of Sandstorm Metals to the existing Sandstorm Gold shareholders. Consolidation of Common Shares On May 9, 2012, the Common Shares were consolidated on a 5:1 basis. For clarification, only the Common Shares were consolidated. The 2009 Warrants and the 2010 Warrants were not consolidated, but their exercise terms were adjusted in accordance with the provisions contained in their respective warrant indentures. Supplemental warrant indentures describing these adjustments are filed on SEDAR at www.sedar.com. - 12 -

Listing on the NYSE MKT LLC On August 20, 2012, the Common Shares commenced trading on the NYSE MKT LLC (“NYSE MKT”) under the symbol “SAND”. The Company’s three series of publicly traded warrants (namely the 2009 Warrants, the 2010 Warrants and the 2012 Warrants) are not listed on the NYSE MKT. Listing on the Toronto Stock Exchange On November 23, 2012, the Common Shares and the Company’s three series of publicly traded warrants (namely the 2009 Warrants, the 2010 Warrants and the 2012 Warrants) commenced trading on the TSX and were delisted from trading on the TSXV. Acquisition of 59.9% Interest in Premier Royalty Inc. Subsequent to year-end and through a series of transactions, the Company acquired 46,678,221 common shares (the “Premier Shares”) and 6,965,676 common share purchase warrants (the “Premier Warrants”) of Premier Royalty Inc. (“Premier Royalty”). The 46,678,221 Premier Shares represent approximately 59.9% of the current issued and outstanding Premier Shares. Assuming the exercise of all of the Premier Warrants, the Company would then own an aggregate of 53,643,897 Premium Shares, representing approximately 63.2% of the then issued and outstanding Premier Shares (on a partially diluted basis). Premier Royalty is a public company listed on the TSX and it has a base of existing royalties and a team which is capable of growth through accretive acquisitions. Owning a controlling interest in Premier Royalty provides the Company with continued exposure to smaller stream and royalty acquisitions, allowing the Company’s team to focus on transactions which are material to the Company’s shareholders. Transaction with Premier Gold Mines Ltd. As part of the transactions through which the Company acquired its 59.9% interest in Premier Royalty, the Company entered into a share purchase agreement dated January 28, 2013 (the “Acquisition Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”) to acquire 33,655,821 Premier Shares (the “Acquisition Shares”) and the Premier Warrants. Each Premier Warrant entitles the Company to purchase one Premier Share at a price of C$2.00, as follows: (a) 5,508,176 Premier Warrants are exercisable commencing on June 4, 2013 and ending on December 4, 2016 (subject to expiry acceleration terms); and (b) 1,457,500 Premier Warrants are exercisable until October 7, 2014. Pursuant to the terms of the Acquisition Agreement, each Acquisition Share and 0.207 of a Premier Warrant (together a “Premier Royalty Unit”) were purchased by the Company at a price of C$2.10 per Premier Royalty Unit. The purchase price was satisfied by the Company by the issuance to Premier Gold of 5,604,277 special warrants (the “Special Warrants”), each Special Warrant exercisable by Premier Gold, without payment of any additional consideration, into one Common Share. The Company also provided Premier Gold with a temporary six month credit facility of up to $70 million, which will bear interest at a 0.3% premium to the interest rate which the Company would be charged by its lenders if funds were drawn from its revolving credit facility. The Acquisition Agreement contains a top-up provision whereby if the Company acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution date of the Acquisition Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is - 13 -

greater than the per Premier Royalty Unit price paid by the Company under the Acquisition Agreement, then the Company must pay Premier Gold an amount which is equal to the difference between the per Premier Royalty Unit price paid under the Acquisition Agreement and the average price of the voting securities of Premier Royalty which Premier Gold would have received if Premier Gold had sold the Acquisition Shares and the Premier Warrants to the Company pursuant to the Subsequent Acquisition.

Premier Gold is a public company listed on the TSX.

DESCRIPTION OF THE BUSINESS

Sandstorm Gold is a non-operating gold streaming company.

Sandstorm Gold seeks to acquire Gold Streams from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm Gold receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the operating life of the asset. Sandstorm Gold is focused on acquiring Gold Streams on mines with low production costs, significant exploration potential and strong management teams.

Sandstorm Gold currently has ten Gold Streams, one with each of Luna, SilverCrest, Santa Fe, Rambler, Brigus, Metanor, Donner, Colossus, Mutiny and Entrée.

In addition to its ten Gold Streams, Sandstorm Gold has four net smelter return ("**NSR**") royalty agreements - one with Solitario, two with Magellan and one with Entrée.

A royalty is a payment to a royalty holder by a property owner or an operator of a property and is typically based on a percentage of the minerals or other products produced or the revenues or profits generated from the property. Royalties are not typically working interests in a property and, depending on the nature of a royalty interest and the laws applicable to it and the project, the royalty holder is generally not responsible for, and has no obligation to contribute additional funds for any purpose, including, but not limited to, operating or capital costs or environmental or reclamation liabilities. An NSR royalty is generally based on the value of production or net proceeds received by an operator from a smelter or refinery. These proceeds are usually subject to deductions or charges for transportation, insurance, smelting and refining costs as set out in the specific royalty agreement. For gold royalties, the deductions are generally minimal. NSR's generally provide cash flow which is free of any operating or capital costs and environmental liabilities. A smaller percentage NSR in a project can effectively equate to the economic value of a larger percentage profit or working interest in the same project.

Gold Streams and royalties are an alternative to other more conventional forms of financing, including equity, convertible securities and debt financings which can be used to finance mineral projects. Sandstorm Gold competes directly with these other sources of capital to provide financing and assists other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. Sandstorm Gold plans to grow and diversify its low cost production profile through the acquisition of additional Gold Streams.

Principal Product

The Company's principal product is gold that it has agreed to purchase in the future pursuant to its Gold Stream agreements with Luna, SilverCrest, Santa Fe, Rambler, Brigus, Metanor, Donner, Colossus, Mutiny and Entrée. There is a worldwide gold market into which the Company can sell the gold purchased under the gold purchase agreements and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold that it expects to acquire from the Aurizona, Santa Elena, Summit, Ming, Black Fox, Bachelor Lake, Bracemac-McLeod, Serra Pelada, Deflector mines and the Entrée JV Project in the future. The Company also expects to receive payments pursuant to its NSR royalty agreements with Solitario, Magellan and Entrée.

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mines and the Entrée JV Project in the future. The Company also expects to receive payments pursuant to its NSR royalty agreements with Solitario, Magellan and Entrée. Competitive Conditions Sandstorm Gold competes with other companies to identify suitable Gold Streams and enter into agreements for the purchase of gold and other precious metals. Operations Raw Materials The Company expects to purchase gold from (i) the Aurizona Mine, the Summit Mine and the Serra Pelada Mine for the lesser of $400 per ounce of payable gold (subject to an Inflationary Adjustment) and the then prevailing market price per ounce of gold; (ii) the Santa Elena Mine and the Bracemac-McLeod Mine for the lesser of $350 per ounce of payable gold (subject to an Inflationary Adjustment for the Santa Elena payments) and the then prevailing market price per ounce of gold; (iii) the Ming Mine for no additional payment; (iv) the Black Fox Mine, Bachelor Lake Mine and the Deflector Mine for the lesser of $500 per ounce of payable gold (subject to an Inflationary Adjustment for the Black Fox payments and the Deflector Mine payments) and the then prevailing market price per ounce of gold; and (v) the Entrée JV Project, for the lesser of $220 per ounce of gold and then prevailing market price per ounce of gold, until approximately 8.6 million ounces of gold have been produced from the Entrée JV Project and then thereafter at the lesser of $500 per ounce of gold and the then prevailing market price per ounce of gold (with each set pricing being subject to an Inflationary Adjustment). In addition, the Company expects to receive payments pursuant to its NSR royalty agreements on the Mt. Hamilton, Coringa, Cuiú Cuiú and Ann Mason projects. The Company also expects to purchase platinum from the Serra Pelada Mine for the lesser of $200 per ounce of platinum and the then prevailing market price per ounce of platinum (subject to an Inflationary Adjustment). In addition, the Company expects to purchase silver from the Entrée JV Project for the lesser of $5 per ounce of silver and the then prevailing market price per ounce of silver until approximately 40.3 million ounces of silver have been produced from the Entrée JV Project and then thereafter at the lesser of $10 per ounce of silver and then prevailing market price per ounce of silver (with each set pricing being subject to an Inflationary Adjustment). Employees At the end of the most recently completed financial year, the Company had 13 employees. No management functions of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company. Foreign Interests The Company expects to be purchasing payable gold from the Aurizona Mine in Brazil, payable gold from the Santa Elena Mine in Mexico, payable gold from the Summit Mine in the United States, payable gold from the Ming Mine, Black Fox Mine, Bachelor Lake Mine and Bracemac-McLeod Mine in Canada, payable gold and platinum from the Serra Pelada Mine in Brazil, payable gold from the Deflector Mine in Western Australia and gold and silver from the Entrée JV Project in Mongolia. The Company also expects to receive payments under its NSR royalty agreements on the Mt. Hamilton Project and the Ann Mason Project in the United States and the Coringa Project and the Cuiú Cuiú Project in Brazil. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental - 15 -

legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “Description of the Business – Risk Factors – Risks Relating to the Mining Operations – International Interests”. RISK FACTORS The operations of the Company are speculative due to the nature of its business which is the investment in Gold Streams. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. Risks Relating to the Company Global Financial Conditions Global financial conditions have always been subject to volatility. Access to public financing has been negatively impacted by sovereign debt concerns in Europe and the United States, as well as concerns over global growth rates and conditions. These factors may impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the value and the price of the Common Shares could to be adversely affected. Subject to the Same Risk Factors as the Aurizona Mine, the Santa Elena Mine, the Summit Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Bracemac-McLeod Mine, the Serra Pelada Mine, the Deflector Mine, the Entrée JV Project, the Mt. Hamilton Project, the Coringa Project, the Cuiú Cuiú Project and the Ann Mason Project To the extent that they relate to the production of gold from, or the continued operation of, the Aurizona Mine, Santa Elena Mine, Summit Mine, Ming Mine, Black Fox Mine, Bachelor Lake Mine, Bracemac-McLeod Mine, Serra Pelada Mine, Deflector Mine, Entrée JV Project, Mt. Hamilton Project, Coringa Project, Cuiú Cuiú Project and Ann Mason Project (collectively the “Mining Operations”), the Company will be subject to the risk factors applicable to the operators of such mines or projects, as set forth below under “Risks Relating to the Mining Operations.” In the section “Risks Relating to the Mining Operations”, the “Mining Companies” refers to Luna, SilverCrest, Santa Fe, Rambler, Brigus, Metanor, Donner, Colossus, Mutiny, Entrée, Solitario and Magellan. Market Price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants The Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants are all listed and posted for trading on the TSX. The Common Shares are also listed and posted for trading on the NYSE MKT. The Company’s business is in a stage of development and an investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants are also likely to be significantly affected by short-term changes in commodity prices or in the Company’s financial condition or results of operations as reflected in its quarterly and annual financial statements. No Control Over Mining Operations The Company has agreed to purchase: (a) an amount equal to 17% of gold produced over the life of the Aurizona Mine, (b) an amount equal to 20% of the gold produced over the life of the Santa Elena Mine, (c) an amount equal to 50% of the first 10,000 ounces of payable gold produced and 22% - 16 -

thereafter over the life of the Summit Mine, (d) an amount equal to 25% of the first 175,000 ounces of payable gold produced and 12% thereafter over the life of the Ming Mine, (e) amount equal to 12% (subject to the applicable Repurchase Option described above) of gold produced over the life of the Black Fox Mine, (f) an amount equal to 20% of gold produced over the life of the Bachelor Lake Mine, (g) an amount equal to 24.5% of gold produced over the life of the Bracemac-McLeod Mine, (h) an amount equal to 1.5% of gold produced and 35% of the platinum produced (subject to the applicable Repurchase Option described above) over the life of the Serra Pelada Mine, (i) an amount equal to 15% (subject to the applicable Repurchase Option described above) of the gold produced over the life of the Deflector Mine, and (j) over the life of the Entrée JV Project, an amount equal to 6.77% of each of the silver and gold produced from the Hugo North Extension (Lower Level), an amount equal to 10.15% of each of the gold and silver produced from the Hugo North Extension (Upper Level), an amount equal to 5.13% of each of the gold and silver produced from the Heruga Deposit (Lower Level) and an amount equal to 7.70% of each of the gold and silver produced from the Heruga Deposit (Upper Level. In addition, the Company expects to receive payments under its NSR royalty agreements on the Mt. Hamilton Project (2.4% NSR), Coringa Project (2.5% NSR), Cuiú Cuiú Project (1.0% NSR) and Ann Mason Project (0.4% NSR). The Company has no contractual rights relating to the operation of the Mining Operations. Except for any payments which may be payable under the completion guarantees relating to the Aurizona Mine, Santa Elena Mine, Summit Mine, Ming Mine, Bachelor Lake Mine, Bracemac-McLeod Mine or Serra Pelada Mine, the Company will not be entitled to any material compensation if any of the Mining Operations shut down or discontinue their operations on a temporary or permanent basis. All of the Mining Operations may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the production from such Mining Operations will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mining Operations may shut down on a temporary or permanent basis due to issues including but not limited to economic conditions, lack of financial capital, floods, fire, weather related events, mechanical malfunctions, community or social related issues, social unrest, exploration and other risks. These issues are common in the mining industry and can occur frequently. There is a risk that the carrying values of the Company’s assets may not be recoverable if the Mining Companies operating the Mining Operations cannot raise additional finances to continue to develop those assets. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mining Operations becoming uneconomic resulting in their shutdown and closure. Acquisition Strategy As part of the Company’s business strategy, it has sought and will continue to seek to purchase Gold Streams from third party natural resource companies. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance the acquisitions. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Operating Model Risk The Company is not directly involved in the ownership or operation of mines. The Gold Stream agreements that the Company enters into are subject to most of the significant risks and rewards of a mining company, with the primary exception that, under such agreements, the Company acquires gold at a fixed cost. As a result of the Company’s operating model, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the third party - 17 -

arrangements. In addition, the termination of one or more of the Company’s Gold Stream agreements could have a material adverse effect on the results of operations or financial condition of the Company. Income Taxes The Company has a subsidiary in Barbados which entered into Gold Streams in connection with the Aurizona Mine, Santa Elena Mine and Summit Mine. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s future profits being subject to increased levels of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency and, should such transactions be reviewed, no assurances can be given that the tax matters will be resolved favourably. The Company’s remaining Gold Streams and royalties have been entered into directly by Canadian based subsidiaries and will, therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. Credit and Liquidity Risk The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has gold and other precious metals purchase agreements or royalty agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants could be adversely affected. Dependence Upon Key Management Personnel The Company is dependent upon a number of key management personnel. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. Commodity Prices The price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years. In the event that the prevailing market price of gold is less than $500 per ounce (subject to the applicable Inflationary Adjustments in connection with the agreements with Brigus and Mutiny) in the case of the agreements with Metanor, Brigus and Mutiny, $400 per ounce (subject to the applicable Inflationary Adjustments) in the case of the agreements with Luna, Santa Fe and Colossus and $350 per ounce (subject to the applicable Inflationary Adjustment with respect to SilverCrest) in the case of the agreement with SilverCrest and Donner, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. - 18 -

In the case of the agreement with Entrée, in the event that the prevailing market price of gold is less than $220 per ounce, until approximately 8.6 million ounces of gold have been produced from the Entrée JV Project and then thereafter in the event that the prevailing market price of gold is less than $500 per ounce (with each set pricing being subject to the applicable Inflationary Adjustment), the purchase price will be the then prevailing market price per ounce of gold and the Company may not generate positive cash flow or earnings on the Entrée Gold Stream.

The following table sets forth the high, low and annual average London Bullion Market Association afternoon fixed price per ounce of gold in United States dollars for the past 10 years:

Year	Average per Ounce of Gold ($)	High (per ounce) ($)	Low (per ounce) ($)
2012	1,668.98	1,791.75	1,540.00
2011	1,571.52	1,895.00	1,319.00
2010	1,224.52	1,421.00	1,058.00
2009	972.98	1,212.50	810.00
2008	871.96	1,011.25	712.50
2007	695.39	841.10	608.40
2006	603.77	725.00	524.75
2005	444.45	536.50	411.10
2004	409.17	454.20	375.00
2003	363.32	416.25	319.90

In addition, the price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants and the Company's financial results may be significantly adversely affected by a decline in the price of platinum. The price of platinum fluctuates widely and is affected by numerous factors beyond the Company's control such as international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot be accurately predicted. The price of platinum has fluctuated widely in recent years.

Competition

The Company competes with other companies for Gold Streams and similar transactions, some of which may possess greater financial and technical resources. Such competition may result in the Company being unable to enter into desirable Gold Streams or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its Gold Streams. Existing or future competition in the mining industry could materially adversely affect the Company's prospects for entering into additional Gold Streams, royalties and similar transactions in the future.

Dividend Policy

No dividends on the Common Shares have been paid by the Company to date. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company's Board of Directors after taking into account many factors including the Company's operating results, financial condition and current and anticipated cash needs.

Equity Price Risk

The Company holds shares, convertible debentures and warrants of other exploration and mining companies with a combined market value as at December 31, 2012 of $7.7 million. Subsequent to year-end, the Company acquired a 59.9% interest in the issued and outstanding shares of Premier Royalty. The Company is exposed to equity price risk as a result of holding long-term investments in these companies. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting

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the market value of such shares. Just as investing in the Company is inherent with risks such as those set out in this AIF, by investing in these other companies, the Company is exposed to the risks associated with owing equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments. [NTD TO MANAGEMENT: IS THERE AN ADDITIONAL RISK RELATED TO OUR MAJORITY INTEREST IN PREMIER ROYALTY? IF SO, WE SHOULD STATE WHAT WE PERCEIVE THAT RISK IS.] Conflicts of Interest Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws. Future Sales or Issuances of Securities Sandstorm Gold may issue additional securities to finance future activities. Sandstorm Gold cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants. With any additional sale or issuance of Common Shares or the exercise of the 2009 Warrants, 2010 Warrants and 2012 Warrants, investors will suffer dilution to their voting power and Sandstorm Gold may experience dilution in its earnings per share. The Company may fail to achieve and maintain the adequacy of internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act The Company is not yet required to assess its internal controls in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). However, SOX will require an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent registered Chartered Accountants addressing this assessment beginning with the Company’s fiscal year ended December 31, 2013. The Company may, in the future, fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements which, in turn, could harm the Company’s business and negatively impact the trading price of the Common Shares, 2009 Warrants, 2010 Warrants and 2012 Warrants. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase - 20 -

and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis. Risks Relating to the Mining Operations Exploration, Development and Operating Risks The exploration for, development, mining and processing of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Mining Companies will result in commercial mining operations. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the Mining Operations not receiving an adequate return on invested capital. Mining operations generally involve a high degree of risk. The Mining Operations are subject to most of the hazards and risks normally encountered in the exploration, development and production of ore, including unusual and unexpected geology formations, rock bursts, cave-ins, pit-wall failures, flooding and other acts of God which could shut down mining operations temporarily or permanently, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Commodity Prices for Other Metals Produced from the Mining Operations The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending upon the price of other metals produced from the mines which generate cash flow to the owners, cash flow from mining operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties and projects economically viable. In addition to adversely affecting the mineral reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed. Environmental Risks and Hazards All phases of the Mining Operations are subject to environmental regulation in the various jurisdictions in which they operate. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental - 21 -

regulation, if any, will not adversely affect the Mining Operations. Environmental hazards may exist on the properties which are unknown to the Mining Operations at present which have been caused by previous or existing owners or operators of the properties. One or more of the Mining Companies may become liable for such environmental hazards caused by previous owners or operators of the properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Government Regulation, Permits and Licenses The exploration and development activities related to the Mining Operations are subject to various federal, provincial and local laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substance and other matters. Exploration, development and mining activities are also subject to various federal, provincial and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards and land reclamation. These laws also place limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Although the Company is not aware that the Mining Operations are not currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development, mining and milling or that more stringent implementation thereof could have a substantial adverse impact on the Mining Operations. Government approvals, licences and permits are currently, and will in the future be, required in connection with the Mining Operations. To the extent such approvals are required and not obtained, the Mining Operations may be curtailed or prohibited from proceeding with planned operations, which could have an impact on the business and financial condition of the Company. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Mining Operations and cause reduction in levels of production or require abandonment or delays in operations at the Mining Operations. Permitting The Mining Operations are subject to receiving and maintaining permits from appropriate governmental authorities. Although the Company believes that, other than as discussed elsewhere herein, the owners and operators of the Mining Operations currently have all required permits for their respective operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations, additional permits for any possible future changes to operations or additional permits associated with new legislation. Prior to any development on any of the properties, permits from appropriate governmental authorities may be required. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all permits necessary to develop or continue operating at any particular property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, - 22 -

installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties. Uncertainty of Mineral Resource and Mineral Reserve Estimates The figures for mineral resources and mineral reserves presented in this AIF and derived from the technical reports filed in respect of the Aurizona Mine, the Santa Elena Mine, the Black Fox Mine, the Ming Mine, the Bachelor Lake Mine and the Entrée JV Project are estimates only and no assurance can be given that the anticipated tonnage and grades will be achieved or that the expected level of recovery will be realized. The ore grade actually recovered may differ from the estimated grades of the mineral resources and mineral reserves. Such figures have been determined based upon assumed metal prices and operating costs. Replacement of Depleted Mineral Reserves The Mining Companies must continually replace mineral reserves depleted by production to maintain production levels over the long-term. Mineral reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of mineral reserves will not be offset by discoveries or acquisitions. Competition The Mining Companies each face competition from a number of large established companies with substantial capabilities, and greater financial and technical resources. The Mining Companies compete with these other mining companies for the acquisition of prospective, explored, developing and developed mining and mineral properties, as well as for the recruitment and retention of qualified directors, professional management, employees and contractors. Dependence on Good Relations with Employees Production at the Mining Operations depends on the efforts of its employees. There is intense competition for geologists and persons with mining expertise. The ability of the Mining Companies to hire and retain geologists and persons with mining expertise is key to the Mining Operations. Further, relations with employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in the jurisdictions in which the Mining Operations are conducted. Changes in such legislation or otherwise in the Mining Companies’ relationships with their employees may result in strikes, lockouts or other work stoppages, any of which could have a material adverse effect on the Mining Operations, results of operations and financial condition. Uninsured Risks The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Where each of the Mining Companies considers it practical to do so, it maintains insurance in amounts that it believes to be reasonable, including insurance - 23 -

for workers’ compensation, theft, general liability, all risk property, automobile, directors and officers liability and fiduciary liability and others. Such insurance, however, contains exclusions and limitations on coverage. Accordingly, the Mining Companies’ insurance policies may not provide coverage for all losses related to their business (and specifically do not cover environmental liabilities and losses). The occurrence of losses, liabilities or damage not covered by such insurance policies could have a material adverse effect on the Mining Companies’ profitability, results of operations and financial condition. Land Title Although title to the Mining Operations has been reviewed by or on behalf of the Company, no assurances can be given that there are no title defects affecting the Mining Operations. The Mining Companies may not have conducted surveys of the claims in which they hold direct or indirect interests; therefore, the precise area and location of such claims may be in doubt. It is possible that the Mining Operations may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Mining Companies may be unable to operate the Mining Operations as permitted or to enforce its rights with respect to the Mining Operations. Off-take Agreements Rambler is required by contract to sell all concentrate produced from the Ming Mine to a third party processor whose facilities are used to process the concentrate mined from the property. Access to the facilities is regulated by an off-take agreement agreed to between Rambler and the third party processor. The off-take agreement establishes the price paid for the metals. The third party processor and the Company may need to enter into an agreement or agreements that are similar (as to payment terms) to the payment terms contained in the off-take agreement between Rambler and the third party processor. Such a form of agreement will streamline the payment process as between the third party processor and Rambler, and the third party processor and the Company. If Rambler (on behalf of the Company) and the third party processor are unable to negotiate such an agreement, Rambler and the Company will be obliged to accept payments “in kind” from the third party processor under the existing off-take agreement. International Interests The operations at the Aurizona Mine, Serra Pelada Mine, Coringa Project and Cuiú Cuiú Project are conducted in Brazil, the operations at the Santa Elena Mine are conducted in Mexico, the operations at the Summit Mine, the Mt. Hamilton Project and the Ann Mason Project are conducted in the United States, the operations at the Deflector Mine are conducted in Australia, the operations at the Entrée JV Project are conducted in Mongolia and the operations at the Ming Mine, Bachelor Lake Mine, Bracemac-McLeod Mine and the Black Fox Mine are conducted in Canada, and as such the operations are all exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Changes, if any, in mining or investment policies or shifts in political attitude in Brazil, Mexico, the United States, Australia, Mongolia or Canada may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local - 24 -

practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations. Construction Risk Some of the Mining Operations are currently at the construction stage of their project development. Development of the projects are subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to developing the projects in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the Mining Operations will have the financial, technical and operational resources to complete the development of the Mining Operations in accordance with current expectations or at all. Indigenous Peoples Various international and national laws, codes, resolutions, conventions, guidelines, and other materials relate to the rights of indigenous peoples. The Company holds royalty or streaming interests on operations located in some areas presently or previously inhabited or used by indigenous peoples. Many of these materials impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to indigenous people continue to evolve and be defined. The Mining Companies’ current or future operations are subject to a risk that one or more groups of indigenous people may oppose continued operation, further development, or new development on those projects or operations on which the Company holds a royalty or streaming interest. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the Company or the owner/operator’s activities. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous people may disrupt or delay activities of the owners/operators of the Company’s royalty/stream assets. MINERAL PROPERTIES The Company is in the mining industry and will have 100% of its operating revenue from the sale of gold and other precious metals that it has agreed to purchase from other mining companies, including pursuant to the Aurizona Gold Stream, the Santa Elena Gold Stream, the Summit Gold Stream, the Ming Gold Stream, the Black Fox Gold Stream, the Bachelor Lake Gold Stream, the Donner Gold Stream, the Colossus Gold Stream, the Mutiny Gold Stream and the Entrée Gold Stream (all as described above) and from payments which it expects to receive pursuant to its NSR royalty agreements on the Mt. Hamilton, Coringa, Cuiú Cuiú and Ann Mason projects. The Company intends to sell the gold and other precious metals which it acquires at the worldwide market price. CIM Standards Definitions The estimated Mineral Reserves and Mineral Resources for the Aurizona Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine and the Entrée JV Project have been estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”). - 25 -

The term “Mineral Resource” is a concentration or occurrence of diamonds, natura, solid, inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. The term “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. - 26 -

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources This section and elsewhere in this AIF use the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Aurizona Mine, Brazil A technical report was prepared in accordance with NI 43-101 entitled “NI 43-101 Technical Report, Mineração Aurizona S.A., Aurizona Mine” dated January 23, 2012 (the “Aurizona Report”). The following description of the Aurizona Mine has been summarized, in part, from the Aurizona Report and readers should consult the Aurizona Report to obtain further particulars regarding the Aurizona Mine. The Aurizona Report is available for review under Luna’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Aurizona Report has been provided by Luna. The Aurizona Mine is owned by Mineração Aurizona S.A. (“Mineração Aurizona”), which is in turn wholly-owned by Aurizona Goldfields Corporation (“Aurizona Goldfields”), a wholly-owned subsidiary of Luna. On December 21, 2006, Luna entered into a share purchase agreement with Eldorado Gold (“Eldorado”), Brascan Recursos Naturais S.A. and Brascan Natural Resources S.A. (collectively, “Brascan”) pursuant to which it acquired 100% of the issued shares of Aurizona Goldfields. Project Description and Location The Aurizona Mine is located in the municipality of Godofredo Viana (population 10,500) in the state of Maranhão. The area is on the northern coast of Brazil, 220 kilometres northwest of the state capital city of São Luís. The mineral licenses for the Aurizona Mine are 100% held by Luna. At the time of the Aurizona Report, the property included a mining license (Portaria de Lavra) totalling 9,981 hectares and three exploration licenses totalling approximately 5,427 hectares. The mining license is subject to a government royalty of 1%, which is applied to gross gold sales less costs incurred in selling, transportation and insurance. The exploration licenses are subject to annual payments to the Brazilian government and completion of a work report and are subject to an annual exploration tax according to the claim size and time held. There are no other royalties on gold production from the property. The Aurizona Mine contains the Piaba and Tatajuba gold deposits and over ten near mine exploration targets. The Piaba resource, reserve and associated mine facilities described in the Aurizona Report are completely contained within Brazilian Mines Department (“DNPM”) Mining License 800.256/78. The Tatajuba resource described in the Aurizona Report is completely contained within exploration license 806.042/03. The other near mine exploration targets are located within DNPM Mining Permit 800.256/78 and DNPM Exploration Permits 860.042/03, 806.195/07 and 806.111/96. - 27 -

The Aurizona coastal region is Federal Government land administered by the Serviço do Patrimônio da União, an institution within the Ministry of Economy. Nevertheless the region has been occupied for many years by squatters and garimpeiros. In September 2007, Mineração Aurizona completed a detailed survey of the title situation of land occupiers and garimpeiros, which included a register of the recognized occupiers, a ground survey of the area occupied, and an inventory of any improvements or assets on the lands. In October 2007, Mineração Aurizona started a buyout program of the plots considered necessary for the project that were not already owned. By December 31, 2011, 1,011.5 hectares of the surface rights required for the project had been acquired. As the plots are acquired, the Mineração Aurizona property fence is adjusted and sign-posted as required by law. Mineração Aurizona has almost completed infrastructure development and the development of various management plans. The social and environmental plans have been developed. The Aurizona region has a long tradition as a gold producer, almost solely from garimpeiros. An inspection conducted in 1989 by the Ministry of Mines and Energy and the State Secretariat for the Environment for Maranhão verified the uncontrolled exploitation of the area by prospectors and concluded the area was contaminated. During the Environmental Impact Study/Environmental Impact Assessment process, levels of mercury were measured. In August 2009, several soil, sediments, and water mercury assays were performed on areas potentially impacted by mining activities by garimpeiros in the Aurizona region. Mercury was detected in soil and sediment samples; however, the values were lower than reference values required for contaminated areas intervention, the record of which is chronicled in environmental resolution Conama Number 420/2009. Accessibility, Climate, Local Resources, Infrastructure and Physiography The Aurizona Mine is on the Atlantic coast of Brazil within three kilometres of an ocean inlet. All year road access is available from the state capital cities of Belém, Pará (400 kilometres), and São Luís, Maranhão (320 kilometres), the latter requiring a ro-ro ferry transfer from São Luís island to the mainland. The main federal highway connecting both capitals, BR316, has been resurfaced in both states and is in good condition. State highway MA206 connects BR316 with the town of Godofredo Viana, a distance of 110 kilometres, from which the property is accessed by 16 kilometres of a newly surfaced 8 metre wide laterite road. Mineração Aurizona, in partnership with local authorities, has upgraded the landing strip at Godofredo Viana. Travel time between Aurizona and São Luis or Belém is approximately one hour by light aircraft. The coastline is characterized by the occurrence of mangrove swamps and has an elevation of two metres to three metres above mean sea level in and on the edges of saline waterways. The vegetation consists of grasses in the low-lying areas with denser tropical vegetation consisting of larger shrubs, vines, and hardwood tropical trees on the low rounded hills. The elevation in the project area varies from 0 to 90 metres above mean sea level. The isthmus that joins the Aurizona Peninsula to the mainland consists of low-lying flats that are subject to mild flooding at high neap tides. This does not affect project access. The climate is tropical, often humid, with annual rainfalls of up to 3,000 millimetres. The rainy season occurs from mid-December to mid-July, with the heaviest rains from January through April. The area is close to the equator and has relatively steady temperatures, ranging from an average low of 24 degrees Celsius to an average high of 31 degrees Celsius. The Aurizona Mine location benefits from a local population of inexpensive labour and abundant water. The principal facilities in support of the processing plant are a tailings storage facility, a gold room, assay laboratory and three 2.5 kilovolt diesel generators, as well as office space. There is a plant maintenance workshop that currently exists as well as a two bay heavy equipment workshop. These temporary workshops will be replaced by Luna with a permanent workshop in late 2012 or 2013. There is currently a man-camp located at Aurizona with an infirmary, offices, lodging facilities and kitchen/dining - 28 -

area for serving meals to the current staff of more than 800 employees including short term contractors. Power is controlled by Companhía Energética do Maranhão (“CEMAR”). Luna is only assured of three megawatts of power off-peak and none during the three hour evening peak. As a result, three 2.5 kilovolt diesel generators act as back-up for power outages and during peak load periods. It is predicted that CEMAR will have sufficient capacity for continual operations in 2012. Water in the camp area is drawn from an existing cased well which has a flow rate of four cubic metres per hour. Potable water also comes from the municipal water treatment plant. Process water comes from the tailings dam, old pit workings and recirculation of solution recovered during the thickening process. The life of mine demand is estimated at 382 cubic metres per hour. The tailings from the carbon-in-leach process report to a thickener, which concentrates the solids and recovers a large part of the water as thickener overflow. An estimated 190 cubic metres per hour of thickener supernatant, with a residual cyanide concentration of 80 milligrams per litre, is recycled to process, and the tailings pulp sent to the neutralization process before final discharge to the tailings dam. The make-up water supply for the grinding process of 176 cubic metres per hour comes from the supernatant of the tailings dam. History The Aurizona region has a history of gold production dating back to the Jesuits in the 17th Century. Garimpeiros have been active in the region, on a discontinuous basis since that time. In 1978, Brascan, through subsidiary companies, started exploration programs in the alluvium that lasted through 1985. In 1988, a subsidiary of Brascan, Mineração Aurizona Ltd., received a license to mine within DNPM area 800.256/78. In 1991, an application for a five-year suspension of mining operations was applied for with the purpose of carrying out an evaluation of the primary gold resources. In 1991, a joint venture between Cesbra, a Brascan subsidiary, and Unamgen Mineração e Metalurgia S.A. (“Unamgen”), an exploration subsidiary of Gencor Ltd. (“Gencor”), was formed. Unamgen assumed the position of operator of the joint venture company, Mineração Aurizona S.A. Exploration from 1991 to 1993 consisted of an airborne magnetic and radiometric heliborne survey, photogrammetry survey, soil geochemical surveys, geologic mapping and sampling of garimpeiro pits and follow-up ground geophysical surveys consisting of induced polarization, electromagnetic, magnetic, and gamma spectrometry. The Piaba deposit was drill tested with auger, reverse circulation (“RC”), and diamond drilling. Auger drilling consisted of shallow drilling to an average depth of eight metres to verify gold anomalies. Unamgen drilled 142 diamond drillholes and 67 RC holes, initially on 50 metre spaced sections, later infilled to 25 metres. In 1994, following preliminary process tests, more comprehensive test works were carried out in Brazil at the Metais de Goías S/A metallurgical process facility in Goiania, and at the laboratory of Paulo Abib Engenharia S.A. The emphasis at that time was on gravity concentration techniques. An economic viability study and environmental impact assessment were completed. This work terminated in a positive economic evaluation of working the Piaba deposit using mining equipment from Cesbra’s tin operations in Rondonia, a gravity-only process plant and diesel powered electricity generation. At the same time, a technical study report and an environmental impact assessment to mine the weathered part of the Piaba deposit were submitted to government agencies and public audiences were held. Unamgen terminated its joint venture with Cesbra in 1995. In 1996, Gencor agreed to sell its gold assets in Brazil to Eldorado and in the process introduced Eldorado to Cesbra. This resulted in a new project joint venture with Unamgen, as a subsidiary of Eldorado, as the operator. In 1997, an exploration program commenced that included 61 diamond drillholes and 26 rotary circulation drillholes of the extensions of the Piaba deposit along strike to the east and west, scout drilling at some of the nearby targets and evaluation of targets. Regional exploration was conducted involving reconnaissance-scale mapping, sampling of garimpeiro pits and evaluation of specific regional targets via soil sampling. Airborne magnetic and radiometric surveys were completed. - 29 -

In 1999, Brascan commissioned a gravity pilot plant to test the Saprolite and tailings at Piaba. The pilot plant testwork was completed in February 2000. The property was on care and maintenance from 2000 until March 2007, when Luna commenced a new exploration program at Aurizona focused on the Piaba and Tatajuba deposits. Historic production from the Aurizona properties has been by garimpeiros mining in small pits and cannot be quantified. Luna’s production for the period 2010 – 2011 is detailed herein under “Mining Operations”. Geological Setting Regional Geology The Aurizona Mine is located within the São Luís Craton (“SLC”), defined as the Precambrian continental crust at the border between the states of Pará and Maranhão in northern Brazil. The SLC extends approximately 400 kilometres east-west and 120 kilometres north-south and consists of a metavolcano-sedimentary succession (“Aurizona Group”), subordinate volcanic rocks and several granitoid suites (“Tromaí Intrusive Suite”) which are covered by Phanerozoic sedimentary basin deposits and recent coastal sediments. Collectively the Aurizona Group and Tromaí Intrusive Suite are referred to as the Granite Greenstone Terrain of Northwest Maranhão. The SLC and the Palaeoproterozoic basement rocks of the Neoproterozoic Gurupi Belt in northern Brazil are part of an orogen having an early accretionary phase at 2,240 to 2,150 million years and a late collisional phase. Despite the extent of the SLC, outcrop is limited to discontinuous erosive and tectonic windows within the sedimentary cover. The western limit of the SLC is defined by the Tracuatuea Intrusive Suite and the eastern limit is placed approximately 30 kilometres east of the state capital of Maranhão, São Luís. The southern boundary is defined by the regionally important north by northwest-south by southeast trending sinistral strike-slip Tentugal Shear Zone, which contains the gold deposits of the Gurupi Gold Belt. The northern contact is not well defined due to the Phanerozoic coastal basins. Local Geology The Aurizona Mine area is underlain by east by northeast trending greenstone volcano sediments and acid intrusives of the Aurizona Group and Tromai Intrusive Suite. There is a strong structural control on the gold mineralization in the project area which can be seen by the close association of magnetic lineaments and the gold deposits and the satellite near mine exploration targets. Mineralization is hosted within district scale shear zones and generally at or close to contacts with a volcano sedimentary unit which generally forms the footwall to the mineralization. The Piaba deposit is a 3.3 kilometre long, east by northeast trending, orogenic gold deposit hosted in greenstone belt rocks of the Aurizona Group located within the east by northeast trending Aurizona Shear Zone (“ASZ”). The ASZ has been traced for several kilometres and also hosts the Tatajuba gold deposit, the principal near mine deposit at Aurizona, located 2.4 kilometres west by southwest of Piaba. The footwall of the Piaba deposit is a distinctive volcano sedimentary unit which dips steeply to the north. The principal hanging wall lithologies are felsic intrusives, predominantly tonalite and quartz porphyrys and dacite volcanics intruded by minor dikes. Metamorphic grade is greenschist faces (chlorite zone). The host units are intensely overprinted by several hydrothermal and mineralizing events including sericitization, chloritization, graphitization, carbonatization and silicification which frequently mask the host protolith. Gold mineralization preferentially occurs within the tonalite and quartz porphyry units due to the fact that they are more brittle and fractured more easily than the volcanics and thus provided greater permeability for mineralizing gold fluids. Piaba is a large, low-grade, deeply weathered (average depth of oxidation is 60 metres) tabular-shaped gold deposit dipping north by northwest. Zones (shoots) of high-grade gold mineralization controlled by oblique sheer zones occur within the lower-grade deposit. These high-grade zones are controlled by structures oblique to the main orebody strike. Drilling to date has been focused on defining the strike and depth extent of the main orebody. However, future drilling will also target the high-grade lodes at depth. - 30 -

The widest portion of the Piaba deposit is located at a bend in the ASZ. Analysis of structural fabrics and textures in drill core shows limited shear fabrics (confined to graphitic slip planes) which indicate that the maximum depth of current drilling has mainly tested the brittle and brittle-ductile transition zones of the Piaba deposit. The deposit is currently open at depth on all drill sections within the 3.3 kilometre strike. The Tatajuba and near mine exploration targets are hosted by similar lithological units and structural settings as the Piaba deposit. Property Geology The Piaba deposit represents an east by northeast trending mineralized envelope of low-grade gold mineralization within a major east by northeast trending shear zone in the Aurizona Group. The mineralized envelope displays several flexures along its length though it is not significantly faulted. There is a clearcut stratigraphic and structural footwall to the south of the deposit defined by a sub-vertical to steeply north-dipping volcano-sedimentary package. Graded bedding, erosional channels and truncated trough bedding within the laminated sediment footwall indicate the movement is up to the north (normal). Shearing occurs locally along the footwall contact. Exploration In January 2010, Luna retained Reconsult Geofísica Ltda. to reprocess and interpret the historic airborne magnetic and radiometric survey data collected by Unamgen in 1991 and 1996. Both surveys were reprocessed and merged using Geosoft Oasis Montaj 7.1.1, followed by interpretation and integration with existing geological maps and databases in order to improve understanding of geologic controls on gold mineralization in the Aurizona Mine. The data quality of the surveys is excellent and no survey correction or decorrugation was required. Due to the deep tropical weathering in the area the radiometric data shows mainly cover sequences and drainage patterns. However, the magnetic database provided important information on the structural control on the Piaba and Tatajuba deposits and near mine targets at Aurizona. Luna has completed soil sampling and reconnaissance-scale mapping programs covering much of the Aurizona Mine area with the objective of defining the surface gold anomalies associated with the near mine targets. These programs are supervised by trained mining technicians who also map the soil and laterite profiles during sampling. Luna also conducts rock grab sampling concomitantly. The soil sampling programs have identified the following near mine targets at Aurizona: Boa Esperança, Tatajuba Extensions, Ferradura, Conceição, São Lourenço, Pirocaua SE, Micote, Genipapo, Barriguda, Agenor and Pico. Luna has completed several auger drill grids at Aurizona. Initially the auger drill programs were focused on condemnation exploration programs in areas intended for mine areas and infrastructure. These were completed in 2009. Auger drilling is now focused on the systematic testing of the near mine targets associated with structural lineaments and in the shallow drilling of the Piaba and Tatajuba deposits. Luna conducted diamond drilling in 2007 and 2008 on the Piaba and Tatajuba deposits. Between May 2009 and November 2011, Luna completed a diamond drill program at the Piaba deposit totalling 153 holes. The drill program was designed to systematically test for down-dip extensions to mineralization well beneath the limit of the lower resource boundary. Luna has conducted detailed geological studies at the Piaba and Tatajuba deposits including relogging of all drill core and RC chips, petrographic analysis of select lithologies and field mapping. Core logging was done using a dedicated core logging software called GeoticLOG. This work has significantly improved understanding of deposit geology and ore controls. A new geologic model was finalized for Piaba in 2011 and updates are made as holes are drilled and new data received. Luna plans to drill test certain near mine exploration targets and to conduct a deep drill program into the Piaba structure in addition to completing ground geophysical surveys and auger drill programs. The exploration programs conducted by Luna and its predecessors are appropriate for a gold deposits occurring in a relatively narrow structures. The Aurizona property has few rock outcrops and geophysical surveys were used to identify structural trends and to refine the geological interpretation of - 31 -

the area. Airborne magnetic and radiometric surveys were used to identify structural trends and ground electro-resistivity was used in locating the footwall of the structure. Because of the lack of outcrop, mapping is most useful in the garimpeiro pits. The historic drilling includes diamond core and reverse circulation. Luna is using predominantly diamond core drilling in the resource areas. The holes are oriented perpendicular to the strike of the structure and angled to intersect the structure at angles between 40 degrees and 20 degrees. Mineralization Piaba is a large low-grade gold deposit within a major shear zone containing second and possibly third order structures which control high-grade ore shoots attaining values of 30 grams per tonne of gold and higher. Mineralization occurs within the volcanic sequence though preferentially occurs within tonalite and quartz porphyry intrusions, due to their competency contrast with the volcanics. The widest portion of the deposit is located at a bend in the ASZ which is an area where increased extension likely occurred. Mineralization is strongly associated with quartz veining. The alteration assemblage is composed of quartz, chlorite, carbonate (ankerite and calcite), graphite, alkali feldspar, sericite, pyrite and minor amounts of tourmaline. Mineralization and alteration are strong to intense particularly within the centre of the deposit. Metamorphic grade is chlorite zone greenschist facies. Quartz occurs in vein form and in silicification fronts. Chlorite occurs as matrix replacive and in veinlets and its intensity is likely linked to the occurrence of mafic wall rocks. Ankerite and carbonate occur as matrix replacement and in veinlets and commonly as accessory minerals in quartz veins. Tourmaline occurs solely in quartz veins. Both tourmaline and calcite appear to increase with depth. Pyrite occurs in quartz veins although it predominantly forms a matrix replacement, particularly at deeper levels. Minor pyrrhotite occurs at deeper levels. Graphite alteration is locally moderate to strong and is closely associated with gold mineralization. The graphite may have been sourced from the footwall at deeper levels in the ASZ early in the deposit formation and subsequently acted as a reductant trap for gold mineralizing fluids. Graphite introduction also occurred along oblique shears. No significant base metals occur at Piaba. Drilling Luna has conducted drilling programs on the Piaba and Tatajuba deposits since its acquisition of the property in January 2007. Prior to drill mobilization, the Exploration Manager obtains all required permits. A field visit to the planned drill sites is conducted to document and photograph the area, vegetation type, proximity to any preservation areas and access. All drilling is carried out with diamond drill rigs with HQ (63.5 millimetres) core tools. The drill hole locations, orientation, and final depth were checked by the Senior Project Mining Technician prior to start of drilling each hole. Azimuth and dip of each drill hole are checked by the Senior Project Mining Technician at regular intervals during drilling to monitor any deviation which may occur. The drill company is informed of the strict requirement to collect quality core samples. Onsite supervision is maintained and site inspection visits are carried out at regular intervals to ensure that the contractor is working within the contractual parameters. All holes outside the mine area are sealed and marked with a concrete plinth and metal marker showing hole azimuth and dip and are surveyed by the company surveyor. Approximately one metre of casing is left in the top of holes to permanently mark the collar and to allow for down-hole surveys which are carried out on all inclined holes using a Devico, a miniature multishot instrument with a 30 centimetre diameter, or similar instrument. This unit is lowered to the bottom of the hole following completion and readings are taken on 50 metre intervals. The core boxes are labelled and arrows drawn so that the core is systematically laid in the box. A wooden marker or aluminum tag is placed in the core box after each run and the metres down hole is written on the marker. Transfer of the core from the core barrel to the box is done as carefully as possible so that no core is allowed to fall on the ground. A plastic or rubber mallet is used to loosen core from the core tube. As soon as a core box is full a lid is properly secured. Regular inspections are carried out to ensure that core boxes are clean, sturdy and suitable for core storage. Intervals of ground core and any other irregularities are documented to address potential inaccuracies in depth labelling of the core boxes. - 32 -

Sampling and Analysis Sample interval selection is the responsibility of the geologist responsible for core logging. The sample interval is a nominal 2.0 metre in barren hanging wall rocks which is reduced 1 metre or less within the mineralization. Sample intervals are selected on the basis of lithology, mineralogy, weathering, structures and veins. Sample intervals are marked on the core box. The geologist marks the core using red and yellow crayons in two parallel lines separated by 0.3 centimetres. The red line is marked on the right side of the core, the yellow line on the left. An arrow is marked pointing down hole on the left side of the core. Core is marked respecting any foliation (perpendicular) and in a manner which best produces as similar core halves as possible. An electric saw is used to cut hard drill core. Saprolite and soft rock which would suffer washing during cutting is cut manually with a large knife or machete. The saw is washed between each sample interval. When approved by the geologist, the core is sent for sampling. Core is consistently sampled on one side (right – red line). The remaining core half is stored in the box for future reference. The core logging geologist checks the sample intervals with the sampler. Samples are placed in pre-labelled thick polythene bags and closed with sealed ties. All samples are double bagged. A sample ticket is placed inside the bag. The sample bags are then placed in cloth sacks which are sewn shut, addressed and compiled into batches. The sample sequence, including the internal control samples (blanks, certified reference material and duplicates) are recorded on a sampling log. When the drill core has been sampled it is stored in the core shed for future reference. The core recovery is good to excellent, averaging over 95%. Soil samples are collected at a nominal depth of 0.50 metres on a 100 metres x 25 metres north south orientated grid which is surveyed using a total station. Several types of ancillary data are also recorded. Samples are assayed for gold via fire assay (30 grams) and a suite of 35 elements using inductively coupled plasma atomic emission spectroscopy (“ICP-AES”) at ALS Chemex Laboratory Group (“ALS Chemex”), Belo Horizonte (preparation) and ALS Chemex, Lima (assay and induced couple plasma (“ICP”)). Luna operates a laboratory Quality Assurance/Quality control (“QA/QC”) program for soil samples which involves the insertion of blanks, certified reference materials (“CRM”) and sample duplicates at the rate of 6% of each sample per batch. The soil sampling programs have identified the following near mine targets at Aurizona: Boa Esperança, Tatajuba Extensions, Ferradura, Conceição, São Lourenço, Pirocaua SE, Mocote, Genipapo, Barriguda, Agenor and Pico. Soil sampling has also been completed over the LDW area located on the western side of the Tromai River estuary and several new gold in soil anomalies have been defined in this area. Luna initially used ACME Analytical Laboratories Ltd (“Acme”) as its primary lab for sample preparation (Maraba, Pará) and analysis (Vancouver, Canada). Acme is accredited under the general ISO 9001:2000 regulations, but does not have ISO 17025 laboratory accreditation. During this time Luna used ALS Chemex in Belo Horizonte as its secondary laboratory. Since January 2008, Luna has been using ALS Chemex in Belo Horizonte and Goiania as its primary preparation laboratory and ALS Chemex in Lima Peru and Perth Australia as its primary assay laboratory. From September 2011 to December 2011, Luna also used Acme Labs in Goiania and Santiago, Chile as a primary lab due to backlogs at ALS Chemex. ALS Chemex in Lima has ISO 17025 accreditation and ALS Chemex Vancouver has ISO 17025 accreditation. For both laboratories Luna has a policy of a minimum of 80% passing 10 mesh for all drill core samples and 85% passing 200 mesh for all drill core pulps. After January 3, 2008, a 1 kilogram split is pulverized to 85% passing 200 mesh (Acme – 0.50 kilogram split) to better address any coarse gold associated with high-grade quartz veins. For drill samples prepped by Acme, approximately 125 gram aliquot of each sample was shipped to Acme in Vancouver, Canada and Santiago Chile via international courier for assay. All drill samples assayed by Acme were analyzed in sequential order. Lower detection limit for this package is 0.01 grams per tonne of gold. Over limit samples, greater than 10 grams per tonne gold, were automatically analyzed via gravimetric gold analysis. For all drill samples prepped by ALS Chemex, approximately 150 gram aliquot of each sample is shipped to ALS Chemex in Lima, Peru or Perth, Australia for assay. In 2008, ALS Chemex assayed samples in Belo Horizonte. All drill samples assayed by ALS Chemex are analyzed in sequential order. The lower detection limit for this package is 0.005 grams per tonne of gold. Over limit samples greater than 10 grams per tonne of gold are automatically assayed via an ore grade package.- 33 -

All reject and pulp samples are returned to Luna on a regular basis. These samples are checked for consistency and to ensure that return QA/QC samples correspond with the originals. They are sealed in new sample bags and stored for future reference. QA/QC is conducted to ensure high quality drill data. The Exploration Manager is responsible for all the activities related to QA/QC including: preparation and validation of standards and blanks or purchase of standards; selection and validation of primary and secondary laboratories; drafting of laboratory contract; preparation of logic table of failures; supervision on the insertion of control materials; supervision of core sampling and batch assembly; lab audit(s); validation of batches and uploading to diamond drill hole database; corrective actions when necessary; record keeping; submission of samples for check assays at secondary lab; submission of coarse crush replicates and core duplicates; submission of coarse rejects for particle size analysis; variance studies; and QA/QC report. The laboratory is instructed to prepare and analyze all samples in numerical order. This is adhered to and is backed-up by unannounced site visits to the sample preparation laboratories by Luna technical personnel. These site visits are documented in audit reports. Internal control samples were inserted randomly within the drill core sequence by the core logging geologist. The location of the control samples is noted on the sample log and GeoticLOG database. Luna utilized a system of random insertion which makes identification of sample controls by the laboratory more difficult. Internal control samples have the same numbering system as the drill core samples. The analyses of the blanks and SRM’s indicate that Acme and ALS Chemex perform at an acceptable level. The historic data was not available in digital format, but all the paper lab certificates had been preserved in excellent quality. Luna prepared the database from the historic data as a double entry (two people independently entered the data and then checked the resulting databases). Assays from Luna’s drilling program is received in digital format and entered directly into the database, thus eliminating transcription errors. SRK received the database for the 2009 drilling in December 2009 and added the data to its existing database. SRK checked approximately 20% of the 2009 data against the original assay certificates and found no errors. In 2010, Luna performed another detailed audit of the database. SRK compared 30 assay certificates against the drill hole database and found no error. It is author of the Aurizona Report’s opinion that the database has been suitably verified and is suitable for use in resource estimation. Security of Samples Drill core sample security from the drill site to the analytical laboratory is a vital component of the drilling program. Luna’s procedure involves direct drill management, secure transportation methods, secure sampling and logging areas and secure sample storage facilities. Core is not left unattended and all core and sample storage facilities are locked and monitored when not in use. Drill samples are accompanied from project to the analytical laboratory by Luna personnel. Core is secured from outside inspection and interference or accidental internal interference. Chain of custody is strictly maintained during transportation, sample collection, shipping and preparation to avoid tampering or inappropriate release of privileged information. Assay results are maintained confidential and only released to those on a need to know basis. - 34 -

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated consolidated Mineral Resources for the Aurizona Mine, including the Piaba and Tatajuba deposits, inclusive of Mineral Reserves, as at December 4, 2011:

Deposit	Classification	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
Piaba Pit Constrained(1)	Measured	10,782	1.13	391,000
	Indicated	62,939	1.28	2,596,000
	Measured and Indicated	73,721	1.26	2,987,000
	Inferred	2,469	1.47	117,000
Piaba Pit Underground(2)	Measured	-	-	-
	Indicated	2,738	1.29	113,000
	Measured and Indicated	2,738	1.29	113,000
	Inferred	10,901	1.56	547,000
Tatajuba(3)	Measured	-	-	-
	Indicated	1,554	1.31	66,000
	Measured and Indicated	1,554	1.31	66,000
	Inferred	1,859	0.94	56,000
Total	Measured	10,782	1.13	391,000
	Indicated	67,231	1.28	2,775,000
	Measured and Indicated	78,013	1.26	3,166,000
	Inferred	15,229	1.47	720,000

Note: Luna has not updated its Mineral Reserves estimate for the Aurizona Mine based on the new Mineral Resources set out in the table above. For greater clarity, Luna's Mineral Reserves estimate effective as of July 13, 2010 previously disclosed by the Company is based on an earlier Mineral Resource estimate which did not include the additional drilling data.

(1) Piaba pit constrained resources are reported at a cut-off grade of 0.30 g/t Au inside a pit optimization shell based on a gold price of $1,500 per ounce.
(2) Piaba underground resources are reported at a cut-off grade of 0.75 g/t Au outside the pit optimization shell. The cut-off grade has been calculated at a gold price of $1,500 per ounce.
(3) Tatajuba database consists of 4,740 meters in 45 diamond drill holes (2008). The Tatajuba resources are not constrained by a pit optimization shell and are reported at a cutoff grade of 0.30 g/t Au.
(4) 25g/t Au capping at Piaba and 10 g/t Au capping at Tatajuba. Block dimensions are 10m x 10m in the xy plane and 3m on the z axis. Piaba database consists of 69,578 meters consisting of 335 diamond drill holes and 142 reverse circulation holes and 374 auger drill holes.
(5) All Mineral Resources have been estimated in accordance with the CIM Standards and NI 43-101.
(6) Mineral resources that are not mineral reserves do not have a demonstrated economic viability.
(7) The Mineral Resource estimates set out in the above table have been reviewed and verified by Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK Consulting (US) ("**SRK**"), who is a qualified person under NI 43-101.

Mining Operations

Mining operations at the Piaba deposit are characterized by a moderately low strip ratio pit with a combination of hard and soft rock mining, which will be challenged by periods of heavy rainfall. Mining operations are carried out using a combination of three mine contractors and Luna equipment. Drilling and blasting is carried out by a local contractor. Luna staff are responsible for the mining of ore, waste and ancillary operations. In addition, Luna staff provide oversight for grade control, mine planning and environmental compliance.

The environmental impact studies were completed in 1995 and submitted to regulatory authorities for review and approval. SEMA-MA issued Aurizona with an Operating License ("LO") on July 11, 2007 to initiate the mining and processing of gold within the limits of DNPM Mining License 800.256/1978, an

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area comprising 9,981.47hectares. The LO, No. 259/2007, was renewed and a new LO, No. 108/2010 was issued in March 2010 valid until March 2012. The renewal process for this license was initiated in November 2011. The LO was conditional upon Aurizona filing a conceptual closure plan, an update to the impacted areas and revised project description. This was submitted in October 2007. In 2009, 2010 and 2011, updates to clearing and operating licenses and a license for effluent dilution or pumping water from the tailings dam were issued and additional licenses for control of substances were issued by the army and police.

Gold markets are global and mature and there are no restrictions on gold sales outside of Brazil. Luna currently produces high-grade doré gold product that is transported by air to Umicore Refinery and then to London for sale.

The Aurizona Mine is an open pit mine with a gravity and carbon-in-leach milling operation expected to average over 60,000 ounces of gold production annually over the expected mine life of 11 years. During 2011, a total of 1,286,584 tonnes of ore were processed at an average gold grade of 1.29 Au g/t, resulting in an adjusted production of 41,898 ounces of gold. This represents an overall gold recovery of 78.6%. Metallurgical studies have indicated that ultimate gold extractions of about 90% are achievable from saprolite ore and about 93% from fresh and transition ore. The process plant is not achieving these anticipated gold recoveries and Luna has budged for the installation of a carbon regeneration kiln in 2012 to address this issue.

Luna's production for the period 2010 – 2011 is shown below:

Description	2010	2011	Total
Dry Ore (Tonnes)	747,329	1,275,652	2,023,001
Au g/t	1.15	1.30	1.22
Contained Ounces	27,642	53,313	80,955
Recovery %	59	78	78
Recovered Ounces	15,759	43,055	58,814

Exploration and Development

Luna has recently completed a large drill program at the Piaba deposit that has converted Inferred Mineral Resources to Indicated or Measured Mineral Resources, in addition to increasing the total Mineral Resource. Luna plans to drill test certain near mine exploration targets and to conduct a deep drill program into the Piaba structure in addition to completing ground geophysical surveys.

Aurizona Mine Milestones

Current activities at the Aurizona Mine include

- In January 2013, Luna reported that the Aurizona Mine produced 21,547 ounces of gold during the fourth quarter of 2012. Luna's total gold production for 2012 from the Aurizona Mine was 74,269 ounces.
- Luna approved a planned Phase 1 expansion program at Aurizona at a total cost estimate of \$49.7 million to increase that facility's annual production capacity to a targeted 125,000 ounces of gold. The expansion project is expected to reach completion in the fourth quarter of 2013. Commissioning and installation of a new carbon reactivation kiln, intense leach reactor and electro-winning cells is expected to occur during the first half of 2013.

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Santa Elena Mine, Sonora, Mexico A technical report was prepared in accordance with NI 43-101 entitled “NI-43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011 and amended May 11, 2011 (the “Santa Elena Report”). The following description of the Santa Elena Mine has been summarized, in part, from the Santa Elena Report and readers should consult the Santa Elena Report to obtain further particulars regarding the Santa Elena Mine. The Santa Elena Report is available for review under SilverCrest’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Santa Elena Report has been provided by SilverCrest. Project Description and Location The Santa Elena Mine is located in Sonora, Mexico, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of Banámichi. The Santa Elena Mine consists of six contiguous concessions (the “Santa Elena Concessions”) covering approximately 3,160 hectares registered in the name of Nusantara de México, S.A. de C.V. (“Nusantara”), a wholly owned subsidiary of SilverCrest. On December 8, 2005, Nusantara entered into an option agreement with Tungsteno de Baviacora (“Tungsteno”) to acquire a 100% interest in the Santa Elena Mine through staged option payments over 5 years for a total cost of $4 million paid in cash and SilverCrest shares. Payments were completed in August of 2009 with SilverCrest owning 100% of the Santa Elena Mine with no underlying royalties. SilverCrest has maintained all of the necessary permits for exploration and facilities at the Santa Elena Mine. In 2009, the Santa Elena Mine received its Manifestacion de Impacto Ambiental (“MIA”) and operating permit from Secretaría de Medio Ambiente y Recursos Naturales (SEMARNAT). Taxes based on the surface area of the concession are approximately $10,000 per year and have been paid to date. All mining concessions in Mexico are valid for a period of 50 years. A mining concession in Mexico does not confer any ownership of surface rights. The Santa Elena Concessions are located on Ejido land, and on November 12, 2007, an agreement with the surface owners was signed which allows SilverCrest access and authorization to complete mining exploration activities for 20 years for a maximum of 841 hectares. Accessibility, Climate, Local Resources, Infrastructure and Physiography The Santa Elena Mine can be accessed year round by paved highways, secondary roads and gravel maintained roads. The Santa Elena Mine is located on the western edge of the northtrending Sierra Madre Occidental mountain range geographically adjacent to the Sonora River Valley. Property elevations range from 800 metres above sea level to 1,000 metres above sea level. The property is located on the range front at a low elevation in relation to the mountains immediately east and west, respectively. Vegetation is scarce during the dry season. During the wet season, various blooming cactus, trees and grasses are abundant in drainage areas. The climate is typical Sonoran desert. Average rainfall is estimated at 300 millimetres per annum. There are two wet seasons, July to September and October to May. The summer rains are short with heavy thunderstorms whereas the winter rains are longer and lighter. Seasonal temperatures vary from 10 degrees Celsius to 40 degrees Celsius. Summer afternoon thunderstorms are common and can temporarily impact the local electrical service. Flash flooding is common in the area. Water for the Santa Elena Mine is available from local groundwater sources. Water rights have been purchased for the local source and the nearby Sonora River approximately seven kilometres west of the Santa Elena Mine. A small amount of electrical line power is available from nearby sources that currently supply municipalities and agriculture but is insufficient for the Santa Elena Mine operation. Additional power for production is provided by onsite diesel generators. - 37 -

The Santa Elena Mine facilities consist of a main access road, a 2,500 tonnes per day ore open pit mine, a waste dump with the estimated capacity of 35 million tonnes, a 3-stage crusher, a lined and certified leach pad, a lined and certified barren and pregnant solution pond, a lined and certified emergency pond designed for 100 year event, Merrill Crowe plant and refinery, an on-site laboratory for production and exploration work, an administration office, a diesel generator, and all required piping, power and security. Northern Mexico has a significant workforce of trained mining and processing personnel. The communities of Cananea, located approximately 100 kilometres north and Hermosillo, located 150 kilometres southwest of the Santa Elena Mine, are both considered exploration and mining centres and can provide services and supplies to the Santa Elena Mine. Alternatively, Tucson, Arizona is approximately a 4 hour drive north from the Santa Elena Mine. History Although minor amounts of historic production are evident at the Santa Elena Mine, the documentation in support of this work is sparse, not detailed and cannot be relied upon for future projections of economic viability. Consolidated Fields operated the Santa Elena Mine from the late 19th century until the onset of the Mexican revolution in 1910. It is estimated that the most extensive underground development occurred during this period. The recent commencement of open cut mining has made the underground workings unsafe to enter. SilverCrest estimates that approximately 25,000 tonnes of the original tailings from Consolidated Fields’ operations remain onsite. During the 1960’s, Industrias Peñoles S.A de C.V. drilled two or three holes on the Santa Elena Mine. During the early 1980’s, Tungsteno mined 45,000 tonnes grading 3.5 grams per tonne of gold and 60 grams per tonne of silver from an open cut at the Santa Elena Mine. Since 2003, Tungsteno has periodically surface mined high silica/low fluorine material from the Santa Elena Mine. During 2003, Tungsteno, conducted an exploration program at the Santa Elena Mine consisting of 117 surface and underground samples. This data is considered unreliable and has not been used for the purposes of the Santa Elena Report. In late 2003, Nevada Pacific Gold Inc. completed a brief surface and underground sampling program with the collection of 119 samples. A report was completed and provided to the owner which was subsequently misplaced. Only the ALS Chemex assay sheets and a rough location map were available for review. Sample lengths are unclear. In early 2004, Fronteer Development Group (“Fronteer”) completed an extensive surface and underground mapping and sampling program. A total of 145 channel samples (89 underground and 56 surfaces) were collected and analyzed by ALS Chemex of Hermosillo, Mexico. This data has been used by SilverCrest for exploration purposes only and has not been used in the Santa Elena Report. - 38 -

Geological Setting Regional Geology The State of Sonora is dominated by three physiographic provinces, which trend north-south and parallel the Sierra Madre Occidental. The property is located in the Basin and Range Province. The Late Proterozoic rifted continental margin of the North American plate lies approximately 120 kilometres west and was the depositional site of a thick sequence of shallow marine shelf carbonate and siliclastic rocks, which is overlain by volcanic and volcaniclastic formations. A large crustal-scale shear zone termed the Mojave Sonora Megashear is thought to be the result of reactivation of the North American Plate margin. A thick succession of shallow marine siliclastic and carbonate sediments was deposited in the northwest trending rift-basin during Late Jurassic time. These sediments filling the rift basin were overlain by intermediate to felsic rocks during the Late Cretaceous to Middle Tertiary time. The northwest trending shear and associated faults appear to be an important control on mineralization in the region. The structural separation along the faults localized the conduits for mineral bearing solutions. The heat source for the mineralizing solutions was likely from the plutonic rocks which are common in Sonora. These intrusives are considered batholithic and calcalkaline, volcanic-arc plutons which are Middle Jurassic to Tertiary in age. There are several major copper porphyries hosted by these intrusions located at Cananea, Nacozari and La Caridad. The Santa Elena Mine The primary rock types observed on the Santa Elena Mine are the tertiary andesite and rhyolite flows. These units have been uplifted and strike north-south with a dip of 10 degrees to 45 degrees east. All the volcanic units in the immediate area of the Santa Elena Mine deposit exhibit propylitic to silicic alteration. Within the main mineralized structure, widespread argillic alteration and silicification proximal to quartz veining is present. Within the andesite beds, chloritic alteration increases away from the mineralized zone. The main mineralized zone is associated with an east-west structure cross-cutting the volcanic units. The structure is approximately 1.2 kilometres in length with a width from one metre to 35 metres averaging approximately 15 metres. The structure dips from 40 degrees to 60 degrees to the south and has been drill-tested to a down-dip depth of approximately 600 metres from surface. Splaying and cross-cutting northwest trending structures appear to influence mineralization at intersections and along a northwest trend. Andesite and granodoritic dikes have been identified at the Santa Elena Mine deposit. The heat source for mineralization is unknown but an intrusive at depth is postulated. The main structure is infilled with quartz veining, quartz veinlets and stockwork, banded quartz, vuggy quartz and black calcite. Breccias are found locally at areas of fault intersections. Adularia has been identified in a few hand-specimens. Iron oxides including limonite, jarosite, goethite and hematite are associated with mineralization. Results of induced polarization, resistivity and magnetometer surveys by Pacific Geophysical Ltd. in 2007 showed that the main zone is a resistivity high (silica) and induced polarization low (minor sulphides) which can be traced for approximately 1.2 kilometres along strike of the zone. Exploration During 2006 and the first half of 2007, SilverCrest completed an extensive exploration program. The exploration work included surface mapping and channel sampling, underground mapping, underground channel sampling and core drilling. A total of 289 samples were collected and analyzed by ALS-Chemex in Hermosillo, Mexico and North Vancouver, British Columbia. This program focused on the identification of mineralization in the footwall (north) of the main mineralized zone. Selective sampling shows some anomalous lead, zinc and copper suggesting a possible mineralized intrusive (porphyry) at depth. Initial results from the 2007 geophysical program indicate deep-seated induced polarization highs. Several areas of additional mineralization were identified for follow up exploration work. Independent review of the exploration activities and reported significant intercepts have been previously conducted for the Santa Elena Mine. No additional exploration has been completed since this independent review. The authors of the Santa Elena Report have read the previous reviews and are of the opinion that the previous sampling was supervised by professionals and in general appears to meet accepted industry standards for use in the preliminary assessment. - 39 -

Mineralization Mineralization occurs as a series of replacements, stockworks and hydrothermal breccias typical of other high level low-sulphidation deposits found in the Sierra Madres. These deposits form in predominantly felsic sub-aerial volcanic complexes in extensional and strike-slip structural regimes. Samples previously collected by various parties including SilverCrest show a geochemical signature of gold + silver + antimony + lead + zinc + barium +calcium +manganese which is consistent with a high level low-sulphidation system. The mineralization is the result of ascending structurally controlled low-sulphidation silica-rich fluids into a near-surface environment. Mineral deposition takes place as the fluids undergo cooling by fluid mixing, boiling and decompression. Brecciation of the mineralized zone appears to be due to explosive venting from an assumed intrusive at depth followed by deposition of the mineralization by ascending fluids. The Santa Elena Mine is estimated to contain silver and gold with minor lead, zinc and copper. Underground workings have confirmed mineralization along 400 metres of this strike length over an average width of 20 metres. The structure consists of multiple banded quartz veins and stockwork with associated adularia, fluorite, calcite and minor sulphides. Bonanza ore shoots (greater than 500 grams per tonne of silver and 30 grams per tonne of gold) appear to be present but require more definition to determine their full extent. The deepest core hole intersected the mineralized zone at approximately 400 vertical metres and shows minor disseminated sulphides and rhodonite suggesting possible primary sulphides with oxidation. Metal zonation appears to exist with higher grades and thicker mineralized widths near the epithermal boiling zone which daylights in the open cut area and plunges approximately 15 degrees to the east coinciding with volcanic bedding dips. Zonation also appears to correspond to northwest-trending cross-cutting structures that intersect the main zone and form high grade shoots. Vertical zonation shows gold content decreasing with depth and silver content increasing. The andesite in the hanging-wall shows disseminated pyrite averaging 5%. Calcite is found in close proximity to pyrite and averages about the same. Some select locations in the hanging-wall show greater than 30% of finely disseminated pyrite with greater than 30% of disseminated and veinlets of calcite. Hydrothermal breccias exist in the hanging-wall andesites proximal to the Main Zone with drill holes intercepting up to 200 metres of breccia with a pyrite/calcite matrix. Minor sulphides have been observed only in a few locations within the mineralized zone. Alteration within the deposit is widespread and pervasive, with the most significant being silicification, kaolinization, and chloritization. Kaolin and alunite has formed primarily along structures and contacts, which are deeply weathered and oxidized. Limonite within the oxide zone consists of a brick-red colour after pyrite, brown goethite and local yellow jarosite. Manganese occurs locally as pyrolusite and minor psilomelane. Gangue minerals consist of quartz, calcite, chlorite and fluorite. Analysis shows calcium content of up to 15%. Drilling During 2006, a core drill program consisting of 19 holes totalling 2,572 metres was completed by Major Drilling de Mexico (“Major”). Core holes (NQ size) were drilled on 100 metre sections along the east-west trending strike of the mineralized zone. All holes but two were drilled north at angles from negative 45 to negative 70 degrees. Periodic down hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation. Of the 19 core holes, 17 were drilled perpendicular to the mineralized structure at 45 to 70 degrees. At this drill angle, most of the intercepts are considered to be at or near true thickness of mineralization. Several old underground workings (voids) were intercepted with little to no recovery. Overall, recovery of mineralized intercepts averaged 75%. SilverCrest completed a core drill program in 2007 consisting of 21 additional holes totalling 1,951.4 metres. Drilling was completed by Cabo Drilling de Mexico. During 2008, a drilling program consisting of an additional 48 core holes (9,939 metres), 4 geotechnical core holes (1,163 metres) and 21 reverse circulation drill holes (4,308 metres) was completed by Cabo Drilling de Mexico and Intercore - 40 -

Drilling de Mexico of Guadalajara. Core holes (HQ and NQ size) were drilled on an estimated 40 to 100 metre sections along the east-west trending strike of the mineralized zone. All holes were drilled north at angles from negative 45 to negative 70 degrees. Periodic down-the-hole surveys were completed to test down-hole deviation. Most of the holes were short and showed little to no change in orientation. Of the core holes, all were drilled perpendicular to the mineralized structure at 45 to 70 degrees. SilverCrest completed a pre-production in-fill drilling program in 2009 consisting of 11 in-fill reverse circulation drill holes (577 metres). As of December 2009, a total of 20,510 metres of drilling has been completed of which 15,625 was core drilling. Reverse circulation drilling was completed as pre-collars for coring and condemnation drilling in the proposed waste dump and leach pad areas. Sampling and Analysis During the 2005 to 2008 core drilling programs core was collected in plastic core boxes and labelled for hole identification and location. Each day, the core boxes were collected and delivered to the core laydown area located on the property. The core was measured for further identification and recovery and then geologically logged. After identifying the mineralized zone, core was selected for splitting in half with a hydraulic hand splitter. Sampling intervals were determined geologically. Once split, the core was placed in a plastic bag with a label and marked with the sample number. The remaining core was stored on the property in an enclosed area at the camp site or in the yard (under cover) at the company house in Cumpas. The authors of the Santa Elena Report are of the opinion that the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards. The surface sampling conducted by SilverCrest in 2006 consisted of continuous channel sampling along exposed road cuts and outcrops. Sample locations were marked in the field with flagging and paint with subsequent survey of selective control points for sampling coordinates. The 2006 underground verification channel sampling program consisted of semi-continuous horizontal sampling of sample locations identified by Fronteer. The 2008 reverse circulation drilling program consisted of collecting chips, placing the chips in plastic boxes at two metre intervals and labelling them for interval and hole identification. All surveying, including drill hole collars, was completed by GPS or a registered surveyor. Eagle Mapping of Vancouver, British Columbia completed an aerial flight in 2007 with detailed (one to two metre) contouring of the Santa Elena Mine. All drill pads and holes were validated using the new surface topography. The drill collars were marked in the field with a concrete cap. A similar process was used in the 2009 reverse circulation drilling program. Security of Samples Gravimetric analysis was completed for over limit assays on gold and silver. Internal standards and checks on the laboratory analyses were completed by both ALS Chemex and Acme. SilverCrest did not insert standards or blanks in the field. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory. Although reliant on internal laboratory control procedures the authors of the Santa Elena Report are of the opinion that the data was processed and verified properly and is suitable for estimating the resources and the sample preparation, analysis and security are acceptable, were supervised by professionals and in general meet accepted industry standards. Data Verification During April 2006, Scott Wilson Roscoe Postle Associates (“SWRPA”) collected select samples for verification, including an underground continuous channel sample and quarter splits of drill core. The samples were put into sealed tamper proof plastic bags and sent to ALS Chemex in Hermosillo with a regular shipment of core samples. Overall, the grade comparisons are considered to be within acceptable ranges. - 41 -

In May 2006, SilverCrest completed an underground sampling program designed to verify the sampling results of Fronteer. SilverCrest collected 15 underground channel samples to validate the Fronteer samples used in the resource estimation. Although there was variation in the data, SWRPA considered it acceptable at this stage of property development to use the Fronteer data in the resource estimate. The authors of the Santa Elena Report are of the opinion that the sampling was supervised by professionals and in general appears to meet accepted industry standards.

In addition to the underground sampling by SilverCrest, SilverCrest completed silver geochemical analysis on 289 surface samples for fire assay AA finish and fire assay gravimetric analysis. Results of this study show an overall 20.3% increase in silver grade using silver gravimetric assays. AA silver results were used in the resource estimation and are considered conservative for grade estimation. Further work is required on silver gravimetric (or four acid digest) versus fire-AA finish values to help define the actual silver grade. For QA/QC, duplicate analyses on 16 of 298 samples were completed at Acme in Vancouver on ALS-Chemex pulps from core sampling and preparation. Although the Acme results have a higher detection limit, the limited results on the duplicate pulps show consistent correlation of grades between laboratories. During Phase II drilling approximately every 20th sample was duplicated in a different laboratory for QA/QC purposes. The comparison for 2008 drill sample results show average gold and silver results to be similar and within acceptable limits for QA/QC. The authors of the Santa Elena Report are of the opinion that the data meet accepted industry standards and are suitable for use in estimating resources.

Gravimetric analyses were completed for over limit assays on gold and silver. Typical internal standards and checks on the labs were completed by both ALS Chemex and Acme during analysis of the Santa Elena Mine samples. SilverCrest did not insert standards or blanks in the field. Security for the SilverCrest samples was completed using typical tagging and tracking of samples up to delivery to the laboratory. The authors of the Santa Elena Report are of the opinion that the data, was processed and verified properly by previous parties, meets accepted industry standards and is suitable for use in estimating resources.

The authors have not collected independent samples or conducted any detailed geological field investigations as no significant new data has been added to the database since the prior studies. The authors have reviewed the original analytical certificates for the 2007 to 2008 Santa Elena drilling with the current drill hole database, including: randomly selected samples which represent approximately 5% of the sample population, and 85 samples representing the 97th percentile of data, and 85 sample records representing the 97th percentile of silver and gold grade within the database. No discernable inconsistencies were found.

Mineral Resource and Mineral Reserve Estimates

On January 23, 2012, SilverCrest announced an updated Mineral Reserve and Mineral Resource estimate. The following table sets forth the estimated Mineral Reserves and Mineral Resources for the Santa Elena Mine (gold only, excludes silver grades for Sandstorm reporting purposes):

Probable Mineral Reserves and Indicated and Inferred Mineral Resources [(1 to 3)]

Category	Tonnes (000s)	Gold Grade (grams per tonne)		Contained Gold (ounces)
Open Pit Reserves [(4)]				
Probable	3,459	1.96		217,800
Underground Resources [(5)]				
Indicated	991	1.83		58,330
Inferred	1,879	1.53		92,470

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(1) All Mineral Reserves and Mineral Resources have been estimated in accordance with NI 43-101. (2) The Mineral Reserve and Mineral Resource estimates set out in the table above have been reviewed and verified by Nathan Eric Fier, C.P.G., P.Eng., Chief Operating Officer of SilverCrest, who is a qualified person under NI 43-101. (3) Mineral Reserves and Mineral Resources are reported as of January 2012. (4) Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade of 0.38 grams per tonne gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1. Estimated 1,336,000 ore tonnes were mined at Santa Elena in 2010 and 2011 grading 1.41 grams per tonne gold and 46.51 grams per tonne silver and subtracted from Probable Mineral Reserves. All numbers are rounded. Excludes potential metal inventory for leach pad re- treatment during Expansion. (5) Based on $1,000 per ounce of gold and $18 per ounce of silver, cut-off grade is 1.77 grams per tonne gold equivalent with applied metallurgical recoveries. Ag:Au is 55:1. Mining Operations Santa Elena Mine Open Pit Mining The Santa Elena Mine is a conventional open pit and on September 9, 2010, the Santa Elena Mine poured its first gold and silver dore ounces. The pit is currently designed for a mine life of 6.5 years. The Santa Elena Mine phase I open pit heap leach was constructed in 2009. The operation is currently in the commissioning phase until production ramps up to a steady state. The design pit will be considered a “dry pit” for most of the mine life. All drilling, blasting and mining is completed by a local Mexican mine contractor. In 2013, a large waste strip is required. The phase I heap leach pad has been constructed to accommodate about 3.5 years of production or 3.5 million tonnes. The phase II heap leach pad is to be constructed in 2013 depending on the results of a pre-feasibility study for the Expansion Project. The plan for open pit closure will be to transform the land back to its near original condition for best future land use. The open pit is not required to be backfilled but is required to be stable and fenced to prevent accidents. Santa Elena Mine Underground Mining The two underground mining methods proposed for resource extraction are mechanized cut & fill with hydraulic backfill, and long hold stoping. The underground operation will require additional power and water beyond that which is currently supplied. Additional offices, maintenance and storage areas will be required. Pump staging areas, crib room and refuel area will be included as part of the underground development. The nominal daily production rate is 1,500 tonnes per day over 350 operating days per year producing 525 kilotonnes of ore annually. The rate is dependent on the material from the other sources and has been matched to the mill capacity of 3,000 tonnes per day. A total of 2.8 million metric tonnes of ore is mined over four and a half years, at an average diluted grade of 1.51 grams per tonne of gold and 88.6 grams per tonne of silver. Full production from underground is achieved in year one after a 12 month pre-production development period. Ore will be available immediately, but production may take some time to be able to provide a steady 1,500 tonnes per day. All mine waste will be stored underground as backfill. Limited amounts of material may be used for construction or road maintenance material on surface. Environmental Conditions Environmental studies have been conducted on the existing open pit excavation occurring at the Santa Elena Mine. Santa Elena Mine Milestones Current activities at the Santa Elena Mine include: • SilverCrest declared commercial production on July 13, 2011. During its second year of production in 2012, the Santa Elena Mine produced 579,609 ounces of silver and 33,004 ounces of gold - 43 -

In January 2013, SilverCrest announced the results of further drilling at the Santa Elena Mine and that 94 of a planned 100 holes had been completed to re-categorize Indicated and Inferred Resources to Probable Reserves and expand current underground Resources. The 94 holes totalled approximately 33,000 metres of drilling in their program to assist with their underground resource conversion to reserves and resource expansion program. Assay values in this series of holes ranged from 0.7 to 42.6 grams per tonne gold and 51.1 to 2,840.0 grams per tonne silver. Mineralized intervals ranged from 2.8 metres to 28.2 metres. All mineralized drill intercepts were near true thicknesses. Revised Santa Elena Resources and Reserves, along with the results of a Pre-Feasibility Study for their three year expansion plan (the “Expansion Plan”) are expected in Q1 2013. The Expansion Plan is underway to double metals production at the Santa Elena Mine (open pit, underground, and treatment of heap leach spent ore through the mill). • The Expansion Plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from the Santa Elena open pit, the Santa Elena underground, Cruz de Mayo satellite deposit and re-treatment of the material on the heap leach pads to recover residual silver and gold values. • The Phase II leach pad construction was completed on schedule and on budget in Q3 2012, adding two years of capacity. The pad was loaded with material from high grade benches so that the return on metal was almost immediate. This also segregates the high grade ore which will be reclaimed first once the conventional mill is operational. • Underground decline development progressed to approximately 1,050 metres in length. Ming Mine, Canada A technical report was prepared in accordance with NI 43-101 entitled “Ming Copper-Gold Mine Project, NI 43-101 Technical Report Prepared for Rambler Metals and Mining Canada Ltd.” dated October 13, 2010 (the “Ming Report”). The following description of the Ming Mine has been summarized, in part, from the Ming Report and readers should consult the Ming Report to obtain further particulars regarding the Ming Mine. The Ming Report is available for review under Rambler’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Ming Report has been provided by Rambler. The Ming Mine is owned by Rambler Metals and Mining Canada Ltd. (“Rambler Canada”), which is wholly-owned by Rambler. Project Description and Location The Ming Mine site (the “Ming Property”) is located approximately 17 kilometres by road east of the town of Baie Verte, on the north coast of Newfoundland. The site is approximately 360 kilometres by air northwest of St. John’s and 165 kilometres by road northeast of Deer Lake. The Ming Property contains the former producing Ming and Ming West mines, which were last operated in 1982 and 1996, respectively. The Ming and Ming West mines exploited relatively narrow zones of high-grade copper and gold mineralization. The Ming Property is a mineral land assembly consisting of one map-staked mineral license 014692M and two mining leases (141L and 188L) totalling 1,580.4 hectares registered in the name of Rambler Canada. All of these mineral lands are contiguous and in some cases overlapping and are located in the area of the former Ming and Ming West Mines. In early 2008 the mineral license 014692M replaced the original licenses 09997M, 11872M and 11504M by grouping as requested by Rambler. All lands are in good standing with the Newfoundland government and Rambler is up to date with respect to lease payments (for leases) and required exploration expenditure for licenses. There are no serious environmental liabilities associated with the property and there are no tailings dump areas. In 2005, a number of programs were undertaken on the property to assist in remediation of the legacy of past - 44 -

operators. Two open vent raises have been temporarily capped with timbers, backfilled and fenced. Both the Ming and Ming West pits have been surrounded with fencing. The access to the two mines, including two adits and one shaft, are all located within the outside property boundaries, as are the known mineralized zones. Rambler purchased the Nugget Pond gold processing facility, which is located 40 kilometres from the Ming Mine and approximately 6 kilometres west of the community of Snooks Arm in the provincial district of Baie Verte-White Bay. The gold concentrator will be adapted to process base metals sulphides from the Ming Mine through the addition of a copper flotation circuit as well as processing tailings through the existing gold hydromet for improved gold recovery. The modification will diversify the existing facility and allow for a range of processing capabilities. The surface facilities are concentrated in a 10 hectare area. The ground surface is mostly rocky with moderate forest coverage, moderately rough terrain and elevations ranging from 90 to 140 metres above sea level. There are no serious environmental liabilities associated with the Nugget Pond property. The site however does contain a fully permitted tailings facility with adequate storage capacity for the life of the project. The Goodyear’s Cove port, situated in at the head of Halls Bay, Newfoundland, is located approximately 1.4 kilometres west of the community of South Brook in Green Bay district. All surface facilities are concentrated in a one hectare area. Ground surface is rocky and moderately flat with sparse vegetation and elevations rising a maximum of 12 metres above sea level. There are no serious environmental liabilities associated with the port property. The proposed site is a “brownfield site”, partially located on the property of the larger former Consolidated Rambler Mines complex. The Newfoundland and Labrador Department of Natural Resources has undertaken the task of rehabilitating the former site and these operations are ongoing. Several federal and provincial reviews, authorizations, and approvals are required for the Ming Mine, mill site, and Goodyear’s Cove and additional permits may be required for development and operation of the Ming Mine and the mill. Accessibility, Climate, Local Resources, Infrastructure, and Physiography Access to the Baie Verte Peninsula is provided via Route 410 exiting the Trans Canada Highway (“TCH”). The mine site is accessed via the La Scie Highway and the Ming’s Bight Road. The north-south trending Ming’s Bight Road transects the western half of the property. The Ming and Ming West facilities are located adjacent to this road. A gravel road exits Route 414 and extends northwards for a short distance to the Boundary Shaft. Several old trails and drill roads, as well as recent logging roads provide limited access to the interior of the property. A new cut exploration grid transects the area of the mining leases. The town of Baie Vert (population 1,000), is home to several mining and exploration service providers, medical facilities, and construction facilities. As well, Baie Verte and the nearby communities have an experienced mining work force. Access to the Nugget Pond site is via the La Scie highway to Snooks Arm and the site can be reached by gravel road running generally west for a distance of approximately five kilometres to the mill. Access to the Goodyear’s Cove port is via the TCH. A gravel access road runs north for approximately 500 metres to the site. The climate in this area is northern temperate, allowing a twelve month operating period. Mean summer temperatures are 16 degrees Celsius and mean winter temperatures are negative 8 degree Celsius. Lakes and ponds freeze over in early December but are ice free in mid-April. Annual precipitation exceeds 1,000 millimetres. Shipping may be interrupted for brief periods in late winter-early spring when the Labrador current moves pack ice and icebergs south from Greenland. The Ming Mine lies at an elevation of approximately 150 metres above sea level. Topography is gently rolling, rising to a series of northwest trending ridges with elevations near 180 metres to 190 metres above sea level in the north near Three Corner Pond. Outcrop exposure ranges from 0.5% to 5% owing to a persistent blanket of overburden averaging about two metres in thickness. The Ming Property is dominated by mature black spruce and hardwood, though forest fires have affected some areas. Small bogs and ponds associated with low lying depressions are common and constitute parts of the South Brook and England’s Pond watersheds that flow northward to the coast.- 45 -

The Ming Mine is connected to the provincial electrical power grid and is well equipped with mine related infrastructure, though much of it is in a rundown condition. The disturbed site covers less than ten hectares and includes the following road and yard area; waste water treatment facility; maintenance garage; surface electrical sub-station; core storage building; temporary office/dry; mine portal; boundary shaft; Ming and Ming West open pits; and vent raises. The mill site and tailings compound area from previous operations is located 1.5 kilometres to the south of the Ming Mine facility. Its entire footprint is now under Exempt Mineral Lands and controlled by the Government of Newfoundland and Labrador. The former mill and support buildings have suffered neglect and vandalism over the past years and have recently been demolished by the provincial government. All liabilities associated with the former site rest solely with the provincial government. The Nugget Pond facility is a fully permitted gold hydrometallurgical mill with a nominal throughput rate of 500 million tonnes per day. All existing infrastructure has been well maintained over the years and no serious environmental liabilities are associated with property. The Nugget Pond property covers approximately ten hectares and includes, among other things, an assay lab, office building, sewage treatment plant, cold storage, mill building, including crusher, ore bin, thickener and leach tanks, and ore stockpile area and fuel storage and dispensing facilities. The area lies on the east side of the Baie Verte Peninsula which is an undulating plateau. The coast line of the Betts Cove-Tilt Cove area is bounded by shear cliffs rising rather abruptly to the plateau level about 150 meters above sea level. History In 1907, a shaft was sunk to a depth of 65 feet and a fifty foot crosscut was driven. The main mine sulphide zone was found in 1935. In 1940, the Newfoundland government drilled 18 diamond drill holes totalling 5,000 feet. The Ming Property was optioned in 1944 by Rambler Mines Corp and was subsequently optioned in 1945 to Gold Mines which drilled 681 feet in thirty-one diamond drill holes, and then to Falconbridge Nickel Mines Ltd. in 1951, which drilled 14,300 feet. An airborne electromagnetic survey was flown in 1955 to 1956. The Ming Property reverted to the crown when the Undeveloped Mineral Act was invoked by the Newfoundland Minister of Mines in 1960, and was then granted to Consolidated Rambler Mines Ltd. Mine development commenced at the main mine in 1961, and proceeded through four deposits to 1982. Total production from all deposits was 4.7 million short-tons averaging 2.17 percent copper with some zinc, gold and silver. The Ming Mine was discovered in 1970 by a helicopter-borne anthropogenic ecotope mapping system. A large low-grade copper deposit was later discovered 300 feet to 500 feet below the orebody during mining operations, and delineated by thirty-six diamond drill holes. Mining ceased at the Ming Mine in 1982 because of low copper prices, and because the deposit crossed over into land held by BP Selco. In 1987, the Ming Property again reverted to the crown under the Undeveloped Mineral Act, and proposals were solicited by the government for exploration and development. Inco Ltd. purchased the Rambler Mill facilities from Consolidated Rambler Mines Ltd., but in 1988, the Ming Property was awarded to the Rambler Joint Venture Group. Exploration consisted of ground geophysics and soil geochemistry, resulting in discovery of the Ming West deposit. Forty-eight diamond drill holes (25,534 feet) were completed and induced polarisation resistivity, mise-a-la-masse, and point array surveys were conducted over the deposit. Borehole time-domain electromagnetic surveys were carried out in a number of drill holes along the down-plunge extent of the mineralization. Negotiations were initiated with Inco Ltd. for the purchase of the Rambler Mill, which was instead sold to International Corona Corporation (“Corona”), who held the former BP Selco property containing the extension of the Ming Property deposit. The Ming Property again reverted to the crown in 1993. In 1993, Corona, which had been taken over by Homestake Mining Company decided to dispose of the Rambler Mill, in an asset rationalization decision. Ming Minerals Inc. (“Ming Minerals”) was then formed to acquire the Rambler Mill facility from Homestake. The assets were acquired in March 1993, along with the mineral rights to the former BP Selco property (“Rambler North”). - 46 -

Ming Minerals, with the mill facility and the mineral rights to the Rambler North property, had positioned itself to acquire the mineral rights to the Rambler properties when the government released them. With the exception of the Ming Mine area, the government released the Ming Property for ground staking in early 1994 and Ming Minerals acquired the ground in a staking rush. Subsequently, the government solicited proposals for the exploration and development of the Ming Mine area. Ming Minerals’ proposal was accepted in June 1994. With the acceptance of the Ming Minerals’ proposal, this is the first time that all the key properties in the area have been held by one owner. Historically, exploration and development have been obstructed by the division of mineral rights holdings. Ming Minerals’ arranged financing for Ming West production through Ming Financial Corp. which earned a 70% interest in the project by expending $2.2 million in investment capital that carried the mining and milling facility through to production in October 1995. Access to the Ming West deposit was achieved by drifting from the Ming decline. Production began in mid-October 1995, with the first concentrate shipment in late December 1995. The Ming West deposit was mined in 1995 to 1996, producing 142,173 tons of ore at 3.98% copper, 0.17 ounces per tonne of gold, and 0.44 ounces per tonne of silver from the upper part of the deposit. Production ceased in 1996 due to the exhaustion of easily accessible near surface reserves and a drop in the copper price. No other mining operations on the Ming Property have been undertaken since the closure of the Ming West mining operation. In 1997, Canamera Geological Ltd. (“Canamera”) was commissioned to do a feasibility study on the Rambler Property for Ming Minerals. Canamera reported a remaining mineral resource inventory on the property. Canamera concluded that the outlined mineral resource would not support an economically feasible operation and the property then lay dormant until acquisition by Altius Minerals Corporation (“Altius”) from Ming Minerals. Under the terms of an option to purchase agreement with Ming Minerals, Altius conducted exploration from 2001 to 2004. In 2001, a lithogeochemical program was initiated to chemically fingerprint rocks of the hanging wall and footwall to the sulphide deposits. Rambler lithologies are strongly metamorphosed and deformed, and locally strongly altered, commonly precluding visual recognition of their stratigraphic context with respect to the massive sulphide horizon. Eight historic drill holes representing a thick stratigraphic interval were re-logged and sampled in detail. Altius conducted diamond drilling programs in both 2003 and 2004. Two holes were drilled in a Junior Company Exploration Assistance Program assisted drilling program conducted down plunge from the former Ming Mine in 2003, with associated down hole transient electromagnetic surveys. These successfully proved the existence of ore grade and width copper-gold massive sulphide mineralization 500 metres beyond the limits of the previous mining operation. During 2004, Altius continued the program of deep drilling with the objective of testing the down plunge extensions of the Lower Footwall Zone (“LFZ”), a large Volcanogenic Massive Sulphide (“VMS”) style stringer system, which occurs structurally below portions of the Ming Massive Sulphides. Altius drilled two NQ size diamond drill holes (RM04-03 and RM04-04) with associated down hole transient electromagnetic surveys. These effectively confirmed the presence and grades within the LFZ and extended the mineralization a further 250 metres down plunge. Early in 2005, Altius completed an agreement to sell its interest in the Ming Property to Rambler for 30% of the outstanding shares of Rambler. - 47 -

The Nugget Pond Site Surface exploration programs conducted from 1987 to 1990 accounted for a total of 22,000 metres of drilling involving 106 holes. Richmont Mines Inc. (“Richmont”) acquired a 60 percent stake in the Nugget Pond deposit in 1995 and later bought the remaining 40 percent in January 1996. In April 1997, after a ten month construction phase, the mill was commissioned and commercial production at the Nugget Pond site began. By that time the Nugget Pond mine site included a fully operational gold mine, office, assay lab, hydromet mill, shop, and three cold storage warehouses. Processing of the Nugget Pond deposit continued until mid-2001. At that time, the ore body was exhausted. However, prior to the depletion, Richmont were already in the process of developing the Hammerdown deposit in the King’s point area, which was then exhausted by 2004, at that time the Nugget Pond plant then entered into a care and maintenance program. In 2006, Crew Gold Corporation was operating the Nugget Pond gold treatment plant and associated facilities for processing of the Nalunaq ore body located in Greenland. Crew acquired the plant and its surface rights from New Island Resources who in turn acquired the Nugget Pond plant and licenses and mining licenses from Richmont under an option agreement dated October 28, 2005 subsequently exercised. Operations recommenced on February 27, 2007 after considerable rehabilitation and pre-commissioning repair work. Due to high transportation costs, this campaign ended in June 2009. At that time, Crew Gold (Canada) Ltd. immediately entered into a toll milling agreement with Anaconda Mining Inc. The agreement was cancelled in December 2009 because of circumstances beyond their control. The plant initiated the care and maintenance program. Geological Setting Regional Geology The island of Newfoundland presents a cross section through the northern portion of the Appalachian Orogen. Four major tectonostratigraphic zones, based upon Pre-Carboniferous geology, have been identified and termed from west to east as the Humber, Dunnage, Gander, and Avalon Zones. The Humber Zone represents the continental margin of Laurentia and consists of Precambrian crystalline rocks overlain by Paleozoic shelf facies rocks while the Avalon Zone represents part of Gondwana and consists of late Precambrian plutonic, volcanic and sedimentary rocks overlain by Paleozoic platformal sedimentary units. The Gander Zone represents mainly sedimentary rocks believed to be deposited near the eastern continental margin of the Iapetus Ocean. The Dunnage Zone represents the vestiges of the Iapetus Ocean. Rocks within the Dunnage Zone consist of volcanic and sedimentary rocks of back-arc and island-arc affinity and of ophiolitic rocks created during the opening and subsequent closure of Iapetus. The Dunnage Zone also includes post-accretion, epicontinental volcanism and molasse sedimentation of largely Silurian age and a variety of intrusive rocks, largely of Devonian age. The Baie Verte area is located along the western margin of the predominantly volcanic, Lower Paleozoic, Central Mobile Belt of Newfoundland. The Baie Verte lineament is usually steeply dipping and north-easterly trending. The Baie Verte lineament turns eastward and is dissipated into a series of southerly dipping thrust faults. The sulphide deposits in the region are grouped into ophiolitic volcanic hosted and arc volcanic hosted environments. The latter environment usually contains polymetallic deposits hosted by mafic and felsic volcanic sequences. Those in mafic dominated sequences tend to be copper-rich, but with increasing amounts of felsic volcanic, the mineralization becomes increasingly associated with zinc and lead, silver and gold are found as accessory elements in both environments. Local Geology -48 -

The Baie Verte Peninsula is underlain by two distinct structural and lithological belts, separated by a major arcuate, structural zone, referred to as the Baie Verte Line. Rocks to the west of the Baie Verte Line belong to the Fleur de Lys Belt of the Humber Tectonostratigraphic Zone. Rocks lying to the east of the Baie Verte Line belong to the Baie Verte Belt of the Dunnage Tectonostratigraphic Zone. The Baie Verte Belt is comprised of four main lithological elements: 1. Cambro-Ordovician ophiolitic sequences of the Advocate, Point Rousse and Betts Cove Complexes, and the Pacquet Harbour Group. 2. Ordovician volcanic cover sequences of the Snooks Arm and Flat Water Pond Groups. 3. Silurian terrestrial volcanic and sedimentary rocks of the Micmac Lake and Cape St. John Groups. 4. Siluro-Devonian intrusive rocks, namely the Burlington Granodiorite and Cape Brule Porphyry. The Point Rousse Complex and the Pacquet Harbour Group are the main geological elements. The Point Rousse Complex includes a dismembered ophiolite sequence of mafic and ultramafic rocks conformably underlying a cover sequence of mafic volcanic and volcaniclastics rocks. The maximum outcrop thickness across the complex is about 7.5 kilometres. The Pacquet Harbour Group is an incomplete Early Ordovician ophiolite consisting dominantly of a moderately to steeply north dipping sequence of variably deformed and metamorphosed mafic volcanic rocks, lesser felsic volcanic rocks, mixed mafic and felsic volcaniclastics rocks, and shallow level intrusive rocks. The base and top of the group is not exposed and the true thickness is unknown. The maximum outcrop width across the group is approximately 15 kilometres, though this does not represent the true thickness of the sequence. All of the rocks in the area are lower greenschist of lower metamorphic grade with the exception of rocks proximal to the Burlington Granodiorite. Rocks proximal to this intrusion are highly deformed and show amphibolites to upper greenschist facies metamorphism. In the area, the Pacquet Harbour Group is further subdivided into two stratigraphic sequences juxtaposed along a prominent east-west to northwest-southeast trending low angle (25 to 30 degrees) thrust fault termed the Rambler Brook Fault. One sequence, named the Uncles’ Sequence, located approximately six kilometres to the southwest from the Ming Property, is dominated by mafic volcanic with lesser felsic and intermediate volcanic rocks. The Uncles’ Sequence is host to the Big Rambler Pond Mine. A second sequence, named the Rambler Sequence, contains a felsic volcaniclastics pile structurally overlain by a sequence of mafic to intermediate flows and volcaniclastics which in turn grades upward into a metasedimentary succession. The felsic pile attains a maximum thickness of approximately 5,000 feet just south of the Rambler area and pinches out further southward. Along the flank of the pile the felsic volcaniclastics pinch out or grade laterally to mixed felsic/intermediate and mixed felsic/mafic volcaniclastics rocks. The Rambler Sequence is host to the Main, East, Ming, Ming Footwall, and Ming West massive (± stringer) sulphide deposits. Property Geology Two major lithological packages occur in the vicinity of the Ming Mine, the Hanging Wall Sequence and the underlying Mineralized Sequence. The Hanging Wall Sequence consists mainly of basaltic flows with lesser volcaniclastics and volcanogenic sediments, including minor magnetic iron formation. The underlying Mineralized Sequence consists dominantly of altered and locally mineralized, quartz-phyric felsic volcanic rocks with minor quantities of altered basalt. Both the Hanging Wall and Mineralized Sequences are cut by significant volumes of gabbroic sills and dykes. Banded, pyritic massive sulphides on the Ming Massive Sulphide Horizon occur directly below the sheared contact separating the Hanging Wall and Mineralized Sequences. More than one horizon of massive sulphide has been intersected in several holes; in these instances the massive sulphide zones - 49 -

are separated by altered, pyritized felsic volcanic or by gabbroic intrusives. Altered felsic volcanic proximal to the massive sulphides generally carry higher gold contents compared to other altered felsic volcanics. A zone of sericitized and somewhat pyritized felsic volcanic, nominally 100 metres thick, separates the mineralization on the Ming Massive Sulphide Horizon from that in the LFZ. The LFZ consists of nebulous zones of disseminated and stringer pyrrhotite-chalcopyrite cutting altered felsic (and lesser mafic) volcanic rocks. Alteration is dominantly sericitic in less mineralized sections and distinctly chloritic in the zones of best copper mineralization. The overall sulphide content is relatively low for a VMS stringer system and the chalcopyrite:pyrrhotite ratio is anomalously high, at approximately one to one. The gold to copper ratio in the LFZ is generally lower than that in the massive sulphides of the Ming Massive Sulphide Horizon. The LFZ material that was test milled from the 1800 level was believed to have a head grade of 0.4 grams per tonnes of gold. If true, this suggests that gold to copper ratios in the LFZ decrease downplunge from this area toward the area of more recent drilling. Exploration Exploration drilling has occurred at the Ming Mine for a period of thirty years from 1977 to 2008. Up to December 31, 2008 the total Rambler drill dataset comprised of 291 drill holes for a total of 114,885 metres. This total drill dataset comprises of three components: 1. Historical underground drilling (1977 to 1981): 38 holes for 7,206 metres; 2. Rambler surface drilling (2003 to 2008): 86 holes for 85,416 metres; and 3. Rambler underground drilling (2007 to 2008): 177 holes for 22,263 metres. During two campaigns, in 2005 and 2006, Crone Geophysics and Exploration Ltd. conducted Borehole Pulse Electromagnetic surveys on eleven drill holes on the Ming Property. Some of the holes had no significant responses while others had interpreted pointing vectors to more conductive and/or thicker accumulations of sulphides and significant off-hole conductivity was detected in certain holes. The 2005 to 2006 drilling plus the Borehole Transient electromagnetic geophysical program has suggested that the bulk of the mineral potential in the Ming Mine area lies within a 750 metres strike length on the Ming Horizon and within the underlying LFZ. Within this favourable section, mineralization on the Ming Horizon has been traced from surface down plunge for a distance of more than two kilometres to a depth of 1,080 metres below surface, and is still open down plunge. Mineralization within the MFZ has been traced down plunge more than 500 metres beyond the previous deepest intersections and also remains open down plunge. During 2008, a bench scale locked cycle test program was developed to identify a commercially viable concentrator flowsheet, reagent scheme and design basis for process equipment sizing. Bulk samples were taken from the 1600 level and 1807 zone were used to develop the reagent scheme and define the floatation process flowsheet. The 1600 samples representing a worst case scenario. Also in 2008, detailed mineralogical descriptions were completed on select thin sections from the core. This new zone has returned significant intersections of gold and will be an integral part of Rambler’s five year business model currently underway by CSI Consulting Inc. The purpose was to evaluate massive sulphides from the 1806 Zone to determine the sulphide mineralogy, the residence and location of any gold within the lens. Two important facts derived were: 1. In all cases gold is spatially associated with grain margins and not in the cores of mineral grains, suggesting the potential for liberation. This association provides Rambler the opportunity to improve gold recovery with further testing of the gold rich 1806 zone. 2. The geological, mineralogical, and chemical attributes of the massive sulfides from the 1806 Zone are similar to other gold and copper rich VMS systems, but the geological setting, ore mineralogy, and deformation style is most similar to the deposits of the Bousquet LaRonde district in Quebec, one of the most important gold districts in Canada. - 50 -

Quantec Geoscience Ltd. (“Quantec”) was commissioned by Rambler in July 2008 to perform a geophysical survey to aid in the exploration program to provide sub-surface resistivity and chargeability mapping both along strike and down plunge of the historically producing ore bodies. A total of seventy-seven separate anomalies of varying significance were identified on the nine survey profiles completed by Quantec. Two of these anomalies are deemed high priority and are represented by multi-parameter anomalies with low resistivity and high chargeability indicative of highly conductive zones similar to the Ming ore bodies. Twenty-eight others were deemed second priority and represented by varying degrees of chargeability and resistivity. Thirty-five were classified as third priority, while twelve were deemed low priority anomalies. During 2009 Rambler drill tested the high priority target located below the main mineralized Ming Horizon. The two drill holes drilled in 2009 did not explain the large anomalous area of low resistivity and high conductivity. Further interpretation was done by Mira Geoscience (“Mira”) in two phases. The scope of the Mira Phase I work was to evaluate the integrity and usefulness of the original Titan data to resolve massive sulphide or stringer type accumulations similar to those already known in the Ming deposit. In their review and assessment process, Mira completed physical property analysis, three-dimensional (“3D”) sensitivity forward modeling analysis and also constrained two-dimensional (“2D”) inversions on several of the Titan lines. The Phase I assessment by Mira concluded that mineralized zones in the Rambler Camp have a two to five percent signal and can be detected yet might not be resolved in a 2D inversion. The Phase II work by Mira was designed to complete 3D inversions of the 9 Titan spreads and better define areas of anomalous resistivity and chargeability. The Phase II interpretation concluded that the Titan survey did detect the Rambler mine close to surface in the conductivity inversion result. The results of the Mira Phase II interpretation were very encouraging. Areas of lower resistivity occur below the Ming West zone and the Main Ming zone. Areas of interest lie to the east of the Main Ming mineralized corridor. The areas below the more massive Ming horizons may represent footwall stringer zones. The zone to the east of the main mineralized corridor is not associated with any known mineralization and certainly requires follow-up. In the northeast end of the survey grid the stratigraphy appears to have been uplifted possibly due to the influence of the Scrape Thrust Fault which transects the area. Mineralization Polymetallic sulphide deposits at Rambler contain copper, zinc and minor lead, gold and silver with traces of other metals. Sulphide mineralization in the Rambler area can be classified into various types. This classification is primarily based on distinct hydrothermal alteration assemblages, sulphide mineralogy and associated textural features. The various mineralization types are: 1. Stratiform volcanogenic massive sulphide; 2. Disseminated stringers of sulphides in the LFZ; 3. Epigenetic, usually shear-hosted mineralization often found overprinting overprinting volcanic massive sulphide and LFZ mineralization. At the Ming Mine, the volcanic massive sulphide is locally up to three metres thick with a strike length of at least 100 metres, plunging thirty to thirty five degrees northeast to a vertical depth of at least 1,000 metres. The volcanic massive sulphide comprises of massive pyrite ore, banded ore, massive chalcopyrite-pyrrhotite ore and breccia ore. Massive pyrite ore is less than seventy percent pyrite with chalcopyrite and minor amounts of galena, sphalerite and silicate minerals. Banded ore consists of alternating bands of pyrite and chalcopyrite-quartz-actinolite-biotite. Massive chalcopyrite-pyrrhotite ore occurs as lens and layers with up to eighty percent chalcopyrite. Minor amounts of arsenopyrite, galena, tetrahedrite, native gold, tennantite and cubanite occur locally. There is up to ten percent disseminated pyrite in the immediate footwall. The LFZ comprises mainly of quartz-chlorite schist, which hosts disseminated and stringer pyrite and chalcopyrite with minor sphalerite, galena, pyrrhotite and arsenopyrite. It seems probable that the LFZ with disseminated sulphides grade into lesser mineralized zones laterally. - 51 -

The 1806 Zone is a base and precious metal enriched sulfide zone with gold-silver enrichment similar to many world class gold rich volcanic massive sulphide systems. The ore mineralogy of the deposit is dominated by various sulfide, sulfosalt, native metal, and oxide phases. Massive sulfide distal from dyke margins, despite being deformed and recrystallized, are likely representative of the primary volcanic massive sulphide bearing assemblage given typical volcanic massive sulphide related mineral assemblages that dominates the sulfides (e.g. pyrite-chalcopyrite-sphalerite-galena). These massive sulfides are dominated by variable amounts of sulfide (pyrite, chalcopyrite, sphalerite, galena, and arsenopyrite), sulfosalts (tetrahedrite, boulangerite, stannite, mawsonite, tennantite) and gold. Massive sulfide that has been recrystallized and contact metamorphism in proximity to mafic dykes are characterized by buckshot textures with abundant pyrrhotite rich sulfides with pyrite porphyroblasts, and lesser sphalerite, chalcopyrite, galena, sulfosalts, and magnetite. Notably, these buckshot ore samples are rich in iridescent bismuthinite and have a very minor amount of arsenopyrite, much lower than in the primary volcanic massive sulphide bearing sulphides. In all cases within this zone, gold is spatially associated with arsenopyrite and sulfosalt phases and the gold is spatially associated with grain margins and not in the cores of mineral grains, suggesting the potential for liberation. Drilling From the period 1977 to 2009 a total of 114,885 metres of surface and underground exploration drilling has been completed at the Ming Mine. Consolidated Rambler Mines Limited (“CRML”) drilled unsurveyed diamond drill holes from underground platforms from 1977 to 1981. During the period 2003 to 2005, Rambler drilled a series of widely spaced diamond drill holes to delineate down-plunge extensions of the LFZ as well as the Ming Massive Sulphide horizon. This phase of drilling produced NQ diameter core and was characterized by a detailed downhole Reflex survey performed after completion of each drill hole. Between 2005 and 2009, Rambler conducted a multi-phase diamond drilling program consisting of surface drilling, directional drilling and underground delineation drilling. During 2005, a widely spaced drill hole program was designed to further test the plunge and strike extension of both the Ming Massive Sulphide Horizon and LFZ Zones. Based on the results of this program in 2006 and using directional drilling technology Rambler continued to evaluate the mineralization with predictable 50 metre spaced drill holes. The surface directional drilling program continued until the completion of the mine dewatering program in July 2008 which allowed exploration to continue from underground. Rambler’s drilling programs have confirmed the continuity of mineralized ore zones both down-plunge and across strike where historic mining operations ceased in the early 1980’s. Based on the existence of significant mineralization a number of engineering studies have been completed to evaluate to properties economic viability. Rambler completed detailed directional NQ diameter surface core drilling of the Ming Massive Sulphide and LFZ targets for the period January 2006 to March 2008. A total of 167 underground diamond drill holes were completed over this period for a total of 22,263 meters of drill core. In total, 291 drill holes with LFZ and/or Ming Massive Sulphide intersection have been drilled to December 31, 2008 (which is the temporary shutdown date for drilling on the Ming Property for the purposes of the Ming Report) yielding some 114,885 meters of diamond drill core. The Ming ore body plunges 30 to 35 degrees to the northeast to a vertical depth of at least 1,000 metres. Diamond drill holes were designed to intersect the LFZ and/or Ming Massive Sulphide at the best possible angle and this is easily achievable with directional drilling. Underground drilling angles were somewhat of a challenge due to the spatial limitations associated with drilling underground. Underground drill holes planned to test the 1806 gold zone are on average 50 percent true thickness due to restricted underground drilling locations. CRML drilled a total of thirty-eight underground diamond drill holes from existing underground locations for a total of 7,206 metres. No downhole drill survey records exist for this drill program, consequently an element of uncertainty exists for the 3D location of this data. These holes were drilled at approximately thirty to forty metre spacing along underground sections. Rambler has drilled a total of 88 -52 -

surface drill holes for a total of 85,416 metres drilled from 2003 to 2009. Prior to January 2006, the main priority of diamond drilling was definition drilling of the Ming horizon massive sulphide and therefore a wide-spaced drilling array was utilized. These holes were characterized by downhole reflex surveys. From January 2006 to April 2008, further definition warranted a closer spaced surface drill program to define the Ming Massive Sulphide as well as the mineralized LFZ, with the latter being the priority, with spacing between twenty five to forty meters. Commencing November 2007 and concluding December 2008, Rambler contributed a total of 167 underground holes for a total of 22,263 metres of drilled core. Rambler’s underground drill program was initially designed to test the mineralized footwall zone from appropriate underground platforms in sync with the mine dewatering program, on fifty metre drill centers. Infill drilling on twenty-five metre spacing was completed on the higher grade footwall zones in order to satisfy measured classification resource requirements. These Ming Massive Sulphide drill holes were characterized by maximum intersection spacings of 25 metres. All underground holes are characterized by down hole reflex surveys. Sampling and Analysis All diamond drill core is descriptively digitally logged on site and is inspected and recorded for lost core, fracture density and digital photographs are taken. The core is aligned and marked for sampling and split in half longitudinally, using a diamond saw blade. One half of the core is preserved in core boxes as a core library for future reference. The other half of the sample is bagged, tagged, sealed and delivered by Rambler personnel to Eastern Analytical Laboratory (“Eastern”), in Springdale, Newfoundland. Sample rejects and pulps are picked up by Rambler personnel at Eastern and rejects are stored at the Rambler site. Sample pulps are sent to Activation Laboratories (“ActLabs”) of Ancaster, Ontario for further analysis. Assays returned from Eastern are used as a quick method for the purposes of defining exploration targets and drill hole planning, while assays returned from ActLabs are the final results used for resource calculations. Mineralized core is typically divided into one metre lengths or shorter based on geological and/or structural contacts. Unmineralized core is divided into 1.5 metre lengths. Wing samples are inserted when appropriate. Core recovery is estimated to be 98 to 99 percent resulting in samples which are an accurate representation of one half of the core that is sent for assay. Underground mine sampling at Rambler during 2008 consisted of chip, channel, grab and muck sampling which are used for grade estimation of existing pillars and rounds as well as grade estimates on new development completed at the Ming Mine. Survey points are taken at the beginning and end of each chip/channel sample to record all sample locations. The procedure for chip and channel sampling generally involved dividing samples based on lithology with sample widths not exceeding one metre. Samples are marked out perpendicular to the local orientation of geology and chipped or channelled accordingly. Grabs are samples taken by a geologist, at random, where it was felt that there may be potential for grade. Mucks are samples that are taken unbiased from a pile of muck that has been dumped in a designated area on surface or underground. All of the procedures are completed by Rambler personnel, who also determine the specific gravity of samples. The specific gravity database consists of 8,188 records. From 2006 to 2007, specific gravity measurements were taken on all drill core samples, and in 2008 on samples from every second drill hole and it is believed the database is representative of the six modeled zones at the Ming Mine. The QA/QC program and procedures in use guarantees that exploration data collected adheres to NI 43-101 quality criteria and requirements. Rambler maintains written field procedures and has had independent verifications of aspects such as drilling, surveying, sampling and assaying, database management and database integrity. Analytical control measures in use at Rambler involve both internal and external laboratory measures implemented to ensure that data received from outside sources are accurate and reliable. Rambler makes use of the database management program DHLogger which is very effective and efficient at managing assay data as well as tracking and reporting. A representative number of assay certificates were compared to digital assay database for the purposes of this report and no discrepancies were found. -53 -

Check assays for the Rambler property are routinely conducted by both ActLabs and Eastern. It is reported that to date five batches of samples have been rerun by ActLabs, which did so on their own initiative because of failure to produce the proper values on their own internal standards. A series of nine certified copper and gold external standards have been inserted by Rambler staff.

Control sampling procedures applied by Rambler and the associated assay laboratories include: validation of the assay results in the database compared with the original assay certificates; taking replicates core samples from a second split of the pulverized sample at the laboratory; duplicate analyses of selected samples; sieve tests to verify the grinding of the pulp required for assaying; insertion of routine blank samples to check for possible contamination during the preparation and assaying process; application of appropriate grade certified control samples (standards); and a check assaying program with an umpire laboratory. Rambler has submitted a total of 11,357 samples at both Eastern and ActLabs. A total of 186 blanks were inserted into the sample stream and the laboratories performed satisfactorily against these blanks.

Security of Samples

Ming core is securely stored in an enclosed locked core handling area. Drill core is delivered to the core shed at the end of each drilling shift. The drill core is logged, marked for sampling, sawed, bagged and uniquely tagged. Samples are dropped off at Eastern by Rambler staff, where there are dried, crushed and pulped. Samples are crushed to approximately minus 10 mesh and split using a rifle splitter to approximately 300 grams. A ring mill is used to pulverize the sample split to 98 percent passing minus 150 mesh. Blanks samples are inserted after every sample estimated to contain greater than two percent copper grade. Duplicate samples and standard samples are inserted alternately one per ten samples. Eastern applies a fire assay method followed by acid digestion and analyses by atomic absorption finish for copper, lead, zinc, nickel and cobalt analyses. The results received from Eastern are used for initial grade estimates. Sample pulps and rejects are picked up at Eastern by Rambler staff and returned directly to the project site. Sample pulps are checked, packed and sent by courier to ActLabs for final analyses. Sample rejects are securely stored at the Rambler site.

Mineral Resource and Mineral Reserve Estimates

The following table sets forth the estimated Mineral Resources for the Ming Mine (gold only):

Measured, Indicated and Inferred Mineral Resources (1 to 8)
(Inclusive of Mineral Reserves)

Category	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
Measured	1,283	2.47	102,074
Indicated	9,389	0.35	107,068
Measured and Indicated	10,672	0.61	209,142
Inferred	1,847	1.83	108,421

(1) Mineral Resources are reported as of August 9, 2010.
(2) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
(3) The Mineral Resource estimates have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.
(4) An underground cut-off was set at $70 per tonne for all longhole mining methods.
(5) Cut-off reserves are based on 15% dilution, 90% mining recovery, copper recovery of 92.4%, and gold recovery of 66.4%.
(6) Cut-off grades of 1.0% copper for the massive sulphides, 1.25 grams per tonne of gold for the 1806 zone, and 1.25% copper for the stringer sulphides.
(7) Mineral Resources are estimated using long-term prices of $1,000 per ounce of gold.
(8) Numbers have been rounded.

The following table sets forth the estimated Mineral Reserves for the Ming Mine (gold only):

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Proven and Probable Mineral Reserves (1 to 4)

Category	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
Proven	652	3.24	67,612
Probable	572	2.61	47,938
Dilution (all sources)	274	0.00	0
Proven and Probable	1,498	2.40	115,549

(1) Mineral Reserves are reported as of August 9, 2010.
(2) The Mineral Reserves have been reviewed and verified by Larry Pilgrim, P.Geo., Chief Geologist of Rambler, who is a qualified person under NI 43-101.
(3) Cut-off grade of 1.25 grams per tonne gold.
(4) Numbers have been rounded.

Mining Operations

The Ming Mine development consists of three sites: the mine site, the ore processing site and the concentrate shipping site, and includes existing and proposed infrastructure.

The four main ore zones to be mined run parallel to the Ming Massives orebody which was mined by a previous owner. All the zones are relatively shallow dipping having very consistent plunge angles. The overall characteristics of the 1807, 1806, and the Ming South Up-Plunge zones are very similar. These zones are dipping from 22 degrees to 43 degrees from horizontal. True thicknesses in the ore vary from 3 metres up to 25 metres. Ore widths vary from 40 metres up to 100 metres throughout these zones. The Ming South Down-Plunge zone is more massive in nature and the ore is presently modeled in large pods. The longhole method of mining was chosen to be the most advantageous. The shallow dip of the ore in certain areas will provide challenges for drilling and blasting however these are considered to be manageable by limiting stope heights. Construction of the proposed above-ground improvements at the Mine Site is expected to be completed over an eight month construction timetable. While waste rock brought to surface will be eventually returned and stored underground and all tailings will be stored in a permitted impound, both will require long term effects monitoring program. Since the property is considered a brownfield, consideration will need to be given to the effects of previous owners.

Exploration and Development

A key focus in mineral exploration is to complete advanced exploration over existing brownfield mine sites and near mine site properties. The potential of finding new ore zones within the shadow of a headframe is not only highly prospective geologically, but it also makes more economic sense to make new discoveries near existing mining infrastructure. This is the plan that Rambler intends to follow in the near future. The Titan 24 survey has proven effective in detecting mineralization and alteration associated with volcanic massive sulphide deposits and discriminates large targets with greater tonnage potential from smaller targets. After full evaluation of all of the anomalies generated by the survey a drill program will be designed in 2010 to test those that are determined to be of the highest potential for new discoveries.

Rambler is also presently compiling all historical and more recent exploration data over the Ming Property in a geospatial environment so that all data sets and known rock properties can be seamlessly integrated. In this sense, the Rambler Property can be fully evaluated using geochemistry, geophysics and geology to better define future drill targets and increase the chance of success.

Ming Mine Milestones

Current activities at the Ming Mine include:

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Rambler completed the construction and commissioning of the copper concentrator in the second quarter of 2012. They also finalized construction of the 9,500 wet metric tonne concentrate storage facility at the Goodyear’s Cove Port. Rambler completed a preliminary economic assessment to include all lower footwall zone mineralization and evaluating the potential for an expansion of the Ming Mine. Rambler declared commercial production as of November 1, 2012. During 2012, Rambler purchased 3% of the combined 4.5% royalty encumbrances on the Ming Mine held by various parties, thus reducing the remaining net smelter return royalties on the Ming Mine to 1.5%. Rambler reports that milling recoveries have been steady, averaging 90% copper and 65% for gold. In September 2012, operations were shut down for 10 days to complete a number of maintenance items and to commence preparing the plant for the winter season. During this shutdown period, Rambler completed the piping required to run floatation tailings back to the hydromet (CIP circuit) to improve overall gold recovery to 85%, allowing for a gold doré to be poured along with the production of copper concentrate. Results of these investigations are pending. 1. Black Fox Mine, Canada A technical report was prepared in accordance with NI 43-101 entitled “Black Fox Project, National Instrument 43-101 Technical Report Prepared for Brigus Gold Corp.” dated January 6, 2011 (the “Black Fox Report”). The following description of the Black Fox Mine has been summarized, in part, from the Black Fox Report and readers should consult the Black Fox Report to obtain further particulars regarding the Black Fox Mine which is available for review under Brigus’ profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Black Fox Report has been provided by Brigus. Project Description and Location The Black Fox property (the “Black Fox Property”) is located 10 kilometres east of Matheson, Ontario, along Hwy 101 east and approximately 655 kilometres north of Toronto, Ontario. It is located in the Hislop and Beatty townships, District of Cochrane, in the Larder Lake Mining District 90. The Black Fox Property includes approximately 1,761.41 hectares of land. All of the claims for the Black Fox Property are current and the required claim fees and work commitments have been completed. All of the claim corners have been surveyed. Brigus owns: (i) 12 claims with the surface and mineral rights, (ii) 15 claims with surface rights, and (iii) one claim with mineral rights, and leases (i) three claims with surface and mineral rights, (ii) one with mineral rights and (iii) 22 other mining claims. A closure plan has been developed for the development of the project in compliance with legislation and directives from all pertinent regulatory bodies. The Black Fox Mine is currently permitted under the following approvals: • Certificate of Approval for Industrial Sewage Works 4-0125-96-006; • Amended Certificate of Approval – Air – (mine heaters and generators) 3505-56R2JP; • Amended Certificate of Approval – Air – (laboratory) 3505-56R2JP; and • Permit to Take Water – (mine dewatering) 00-P-6025. - 56 -

Upon obtaining the Black Fox Property, Brigus has undertaken to clarify historical permits and obtain new permits required by new or amended legislation. Accessibility, Climate, Local Resources, Infrastructure and Physiography The Black Fox Property is located ten kilometres east of Matheson, Ontario and 65 kilometres east of Timmins, Ontario, Canada. Access is via Highway 101 East, which crosses the Black Fox claim block at the properties center from east to west. The mine site and its facilities are located on the south side of Highway 101 East. Supplies and services are available in Matheson or Timmins and can be delivered with a 12-hour turnaround. The primary industries are forestry and mining and the Black Fox Property is located in a well-established mining camp. Mining and exploration personnel as well as equipment can be found locally for projects in the area. The property is also contacted by two other roads: Hislop 2 Road to the east and Hislop 6 Conc to the south. Access to the mine and mill sites, including the pit and tailings impoundments, is limited. Security gates and guardhouses are positioned on the main access roads at the entry points to the project areas. Entry is controlled by a guardhouse operated 24 hours per day, 365 days per year. The security team’s responsibilities include maintaining a constant, 24/7 presence at the site access guardhouse, performing roving patrols around the site, and performing plant security and loss protection. Temperature ranges from 20 degrees Celsius to 33 degrees Celsius during the summer months and -30 degrees Celsius to 10 degrees Celsius during the cooler winter months of October to May. The average precipitation is 873.4 millimetres per year and ranges between 44.5 millimetres in February to 100.1 millimetres in July. Rapid melting of accumulated snowfall can produce local flooding on the Black Fox Property for short periods during the spring months. Average monthly wind speeds for the region are 11 to 15 kilometres per hour. Past operations at the property have not been affected by weather. The surface at the Black Fox Property is mainly agricultural land with secondary growth of poplar and willow shrub. The Black Fox Property is predominantly agricultural land with a mature willow shrub, poplar, black spruce, and white birch forest located to the south and eastern borders of the property. The region is characterized by outwash deposits from continental glaciation including raised beaches, flat clay pans and eskers. Relief includes rock knobs and ridges. Surface waters include lakes, rivers, and their associated habitats. Lakes include Froome Lake located 0.7 kilometres west of the mine, Leach Lake located 1.4 kilometres northwest of the mine and Lawler Lake located 1.7 kilometres south. Two other lakes, Salve located 5.2 kilometres north and Nickel located 5.9 kilometres north, form the headwaters of the Salve Creek. Salve Lake is designated as a Forest Reserve and Recommended Conservation Reserve. The property is located on the Salve Creek and Pike River watersheds, which are both tributaries of the Black River. The Black River flows north into to the Abitibi River which in turn flows into the Moose River. The Moose River ultimately flows into James Bay. The Black Fox property has low to moderate topography with elevation ranging from 295 to 330 metres above mean sea level. The infrastructure of the Black Fox Property consists of Highway 101 East, which is adjacent to the project site and facilities. The existing surface site facilities consist of established infrastructure, including a fresh water well, offices, an approved mine treatment system, hydropower lines and waste rock and ore storage pad areas. The plant is being fed from an existing 27 kilovolt power line to the plant site. Power will be distributed at the plant site from this 27 kilovolt power line, a 5 mega volt ampere (“MVA”), 4,160 volt (“V”), 3 phase, 60 hertz distribution transformer will be installed. The system is being upgraded to adequately handle the new loads. Fresh water is being supplied from a fresh water well. Fire water will be pumped from the maintenance facility which will source water from the mine polishing pond. The underground mine water is currently being pumped at the rate of 25 to 35 cubic metres per hour. Mine run off is anticipated to average above 16 cubic metres per hour. Underground mine water reports to the mine holding pond for recycling and or discharge through the Black Fox water treatment facility. Excess water will be treated - 57 -

during the spring and summer months for discharge to the environment through the water treatment system. Firewater will be fed by an electric firewater pump with a diesel backup pump in the event of a power failure. Firewater will be delivered to the maintenance shop via buried distribution piping, while the administration complex is supplied with fire extinguishers. The fresh water discharge connection is at an elevation above the tank bottom and ensures the remaining volume will be available for firewater purposes. Municipal fire department is located within 10 kilometres of the Black Fox Property. History The Black Fox Property was first explored by Dominion Gulf in 1952 and then by Hollinger in 1962. In 1988, Glimmer Mine Inc. (“Glimmer”) put together the property package using a combination of crown and private lands. In 1989, Noranda Exploration Company Ltd. (“Noranda”) entered into a joint venture agreement with Glimmer. As a result of this agreement, Noranda held a 60% interest in the property. During their ownership, Noranda merged with Hemlo Gold Mines Inc. (“Hemlo”). Exall purchased the property from Hemlo in April 1996, obtaining approximately 60% interest in the property with Glimmer retaining 40%. Apollo Gold Corporation (“Apollo Gold”) acquired a 100% ownership in the fall of 2002 and renamed the property “Black Fox”. In June 2010 Apollo and Linear Gold Corporation (“Linear”) merged to form Brigus. The first drilling on the property was done by Dominion Gulf in 1952. Hollinger next tested the area in 1962 near the diabase dikes located in the easternmost part of the property. Between 1989 and 1994, Noranda, and later Hemlo, completed eight surface diamond drill programs with a total of 28,014 metres of drilling in 143 drillholes. The result of these drilling programs was the definition of an intensive grouping of ore zones in two areas of the property. These ore zones were all within 250 metres of the surface. Some high-grade intercepts, including abundant visible gold, were recovered during the drilling program. Between 1995 and 1999, Exall completed another 142 surface diamond drillholes, as well as 708 underground diamond drillholes with mine development. Eight hundred and ninety-six (896) diamond drillholes were completed by Apollo Gold between 2002 and 2008. Noranda first performed detailed geological mapping of the property and much of the surrounding area in 1989. A total field magnetic survey over most of the property was conducted along with a complete inductive source resistivity survey and a conventional induced polarity (“IP”) survey over portions of the property at that time. Additional IP surveys were completed in 1997 by Glimmer. Ore mined from the Black Fox Mine was custom milled from 1997 through September 1999 at the St. Andrew Goldfields Stock Mill located 34 kilometres from the mine. From October 1999 through May 2001, ore was milled at Kinross Gold Corporation’s Macassa facility in Kirkland Lake, subsequent to mineral tests carried out by Lakefield Research and other metallurgical laboratories. These mills used cyanidation of the whole ore to process the ore. Test work has indicated that gravity pre-concentration may improve gold recovery. Black Fox was formally owned and operated by Exall. The previously estimated ore reserves were 3.1 million tonnes (“Mt”) with a grade of 4.6 grams per tonne gold (449 100 ounces of gold) all from open pit mining. The open pit total waste is 47.2 Mt of waste rock and overburden material with an equivalent overall strip ratio of 15.4 waste to one ore. The underground ore resources (below 9,815 metres) were 1.6 million tonnes with a grade of 8.1 grams per tonne gold. Exall mined portions of the deposit from the bottom of the crown pillar to the 225 metre level (measured vertically 225 metres below the surface) using conventional underground mining methods including jumbo drills, diesel load haul dump (“LHD’s”) loaders and haul trucks in a random room and pillar method. - 58 -

Geological Setting The Black Fox Property is located east of the city of Timmins in northeastern Ontario located on the Destor-Porcupine Fault Zone (“DPFZ”). The DPFZ has a strike length of about 200 kilometres, and many of Ontario’s gold mines are located on or near the DPFZ. The Black Fox Property is located within Precambrian age metavolcanics and metasedimentary rocks of the Abitibi Greenstone Belt. The area hosts five main rock groups, most of which have tectonic contacts of varying intensity. These include: • Blake River Group • Kinojevis Group • Stoughton-Roquemaure Group (Black Fox Host Units) • Hunter Mine Group • Porcupine Group The Blake River Group consists of calc-alkalic basalt, andesite, dacite and rhyolite flows and tuffs. It is the youngest of the volcano-sedimentary rocks and stratigraphically overlies the Kinojevis Group. The Kinojevis Group is a sequence of iron rich tholeiitic volcanic rocks that occur on both sides of the Blake River synclinorium. The Stoughton-Roquemaure Group stratigraphically underlies the Kinojevis Group and is a mixture of ultramafic to basaltic komatiite lavas and magnesium-rich tholeiitic basalts that host the Black Fox gold zones. This is underlain by calc-alkalic rocks of the Hunter Mine Group. The Hunter Mine Group consists primarily of calcalkalic pyroclastic and flow rocks in the dacite-rhyolite compositional range. The Porcupine Group of wacke, siltstone and argillite sediments are the youngest in the region. They are separated from the above mentioned volcanic groups by a major fault contact interpreted to have once been a thrust fault. This group lies predominantly north of the Black Fox Property. Pre- to syn-kinematic granitic rocks occur throughout the section, cross-cutting all older lithologic units. The Black Fox Property is situated within a deeply rooted ductile shear zone accompanied by large-scale isoclinal folds. The mineralization is situated on the southern limb of a regional anticline and on the northern limb of the Blake River Syncline. At Black Fox, the axial plane of the syncline strikes roughly northwest to southeast. The DPFZ hosts gold mineralization comparable to the Cadillac Break to the South and Casa Berardi Fault Zones located to the North. These regional fault fabrics typically strike east to southeast and dip to the south. They are deeply rooted structures that likely penetrate to the mantle, as indicated by the associated ultramafics of the DPFZ and the syenites of the Ross Mine Syenitic Belt (“RMSB”). Zones of intense hydrothermal alteration measured in thousands of feet are locally associated with these belts. These types of deep-rooted faults are considered to be the main channel way for the upward migration of deep fluids. The main structural feature on the Black Fox Property is the intersection of the DPFZ with the RMSB. Most of the Black Fox Property is rather flat and lacking in outcrops. Pleistocene overburden averages 20 metres thick and is composed of lacustrine clay, gravel and till. The main bedrock types consist of variably sheared, faulted, carbonatized and mineralized sequences of komatiitic ultramafic volcanics, belonging to the Stoughton-Roquemaure Group. These strike northwest-southeast across the property, dipping 45 degrees southwest, parallel to the DPFZ. Numerous syenitic and feldspar ± quartz porphyry sills and dykes of various ages occur, primarily within the main ankerite alteration zone. They are commonly massive to brecciated, silicified and pyritic with occasional sericite and hematite alteration and a more common black chlorite alteration at the contacts. Fragments of these dykes frequently occur within the more strongly deformed green carbonate zones and they can contain very high gold grades. Surface, underground and exploration drilling has delineated five major rock types in the vicinity of the Black Fox mineralization. These include: Mafic volcanic units; Metasediments; Green carbonate schist; Ultramafic volcanics; and Felsic intrusive units. - 59 -

The mafic volcanic units are further subdivided into massive mafic volcanics (“MV”), pillowed mafic volcanics (“PMV”) and bleached mafic volcanic flows (“BMV”). The MV and PMV are fine grained typically hosting a significant degree of chlorite alteration. These units occur primarily within the hanging wall of the deposit. In the hanging wall, they are fractured and contain minor amounts of quartz-calcite veins. Where they occur in the footwall, they lack carbonate veining and have more prevalent quartz and chlorite alteration. The BMV, also known as the “Flow Zones”, is a medium to fined grained, bleached mafic volcanic rock, which is generally located just above the footwall of the mineralization. This unit has weak chlorite and sericite alteration and is associated with fine grained disseminated pyrite. Stronger sericite and pyrite alteration is found near the upper contact of the BMV. Pyrite in this unit is associated with gold. The BMV dips 45 degrees to 55 degrees southwest and is moderately foliated. The metasedimentary rocks overlie the BMV and also occur as lens of greywacke (“SED”) within the green carbonate schists (“CGR”) as described below. At the top of the BMV, the greywacke layers are interbedded with siltstone. This unit is discontinuous, varies from 0.05 metres to 1 metre thick and displays graded bedding with stratigraphic tops to the southwest. The CGR, ranges from 15 metres to 75 metres thick and is continuous along strike and dip across the property. It is characterized by intense ductile and brittle deformation shown by multiple generations of foliation and veining. The CGR host a quartzankerite-fuchsite-leucoxene alteration assemblage accompanied by varying levels of retrograde chlorite alteration. This unit contains numerous small bodies and blocks of felsic dikes and sills with a syenitic composition. A complex stockwork of quartzankerite veins cross cut the main CGR fuchsite assemblage and the felsic material. The lapilli sized fragments have been deformed to their current elliptical shape, elongate parallel to foliation. Mineralogy, microscopic texture and structures suggest that the CGR is an ultramafic pyroclastic rock, which has undergone intense ductile deformation. Medium to coarse-grained pyrite is a minor component and is estimated at approximately 1%. Gold occurs as fine-grained free gold located along chlorite slips, as disseminated grains in quartz veins and associated with the felsic dikes. The ultramafic volcanic rocks are divided into five units. These include; chlorite-talc ultramafic (“CUV”), talc ultramafic (“TUV”), grey carbonate (“CGY”), silicified grey carbonate (“SUV”) and ankerite ultramafic (“AUV”). Generally, the ultramafic volcanics occur stratigraphically above the CGR. The CUV is massive, brecciated in places and often magnetic ultramafic rock. This unit does not display pervasive carbonate alteration and carbonate is restricted to late veins and fractures. Tremolite is present, the two primary mineral assemblages are tremolite-talc-chlorite and talc-chlorite-carbonate. Locally, the CUV occurs within the mineralized envelope as a non-brecciated unit and the CUV is not of major economic significance. The TUV is fine grained, marbled with quartz-ankerite fragments and massive ultramafic volcanic rock. It tends to be strongly foliated proximal to shear zones, ranging from 0.3 m to 15 m thick. It is most often associated with the stockwork CGY. The CGY is composed of a fine grained, massive matrix composed primarily of magnesite-quartz. Relic outlines of pyroxene and preserved black chromite grains are visible in hand specimen. This unit contains several generations of quartz veining. The CGY is 0.5 metre to 2 metre thick, generally occurs above the CGR and is bound by talc ultramafic shear zones. The AUV is fine–medium grained rock composed of a quartzankerite- calcite-chlorite assemblage cross cut by quartz-ankerite veining. Chloritization varies throughout this unit with matrix ankerite and calcite alternating downward through the package. Visible gold occurs in highly chloritized area as well as in association with the quartz-ankerite stockwork. The AUV generally occurs above the CGR and is one of the dominant rock types at the Black Fox Property. Many types of felsic intrusive (“FI”) have been recognized within a number of different lithologies at the Black Fox Property. Most of the felsic intrusives are fine to medium grained, massive and moderately fractured, but some coarser grained porphyritic bodies have also been observed. - 60 -

They are often cross cut by quartz-ankerite stockwork and most are strongly affected by sericite and albite alteration. Varying amounts of fine-grained disseminated pyrite are a strong indication of gold mineralization. Gold occurs as free gold associated with quartz veins. Syenitic pods have been observed in the CGR. These are coarse grained and contain a relatively high concentration of pyrite, at 5 to 15% they typically have an average gold grade of 15 grams per tonne. Mineralization Gold mineralization at Black Fox occurs mainly within an ankerite alteration zone 1 kilometre along strike and 20 metres to 100 metres wide. This alteration envelope occurs primarily within komatiitic ultramafics and lesser mafic volcanics within the outer boundaries of the DPFZ. In some areas, the auriferous zones are concordant, which follow lithological contacts and have been subsequently deformed to slightly discordant zones that are associated with syenitic sills. Other auriferous zones occur in quartz veins and stockworks discordant to lithology. The three main styles of gold mineralization observed at the Black Fox Property are: • Low-sulfide mineralization associated with abundant quartz veining and quartz stockwork within strong ankerite-fuchsite altered ultramafic volcanic rocks. • Mineralization hosted within mafic volcanic units associated with greater than 5% pyrite and minor to moderate quartz veining. • Mineralization hosted by silicified felsic dikes. The first style is low sulfide mineralization occurring within quartz-rich portions of the AUV and CGR rock types. This includes the green carbonate alteration of the “Main Zone”. The typical host is the ankerite-fuchsite altered ultramafic volcanic rocks, commonly found throughout the DPFZ. Quartz veining and quartz stockwork show multiple phases of veining and structural episodes. Visible gold is common in high-grade areas. The second style of mineralization is hosted within mafic volcanic units coded as BMV or MV. This style is referred to as the “Flow Zones”. It is typically associated with greater than 5% fine-grained pyrite, minor to moderate quartz veining and a strong bleaching may be present. The quartz veins are typically parallel to foliation, and visible gold is characteristically absent. This style of mineralization is common in the footwall portion of the DPFZ. It has been tested mainly by the eastern part of the 235 Level underground drilling. The third style of mineralization is hosted in silicified felsic bodies. These include both quartz-feldspar porphyries and finer grained units which are possibly syenitic in origin. Mineralization in the felsic units is associated with increased silicification, pyrite and some quartz veining all associated with a fracture foliation. In the middle and hanging wall portions of the DPFZ, felsic-hosted mineralization can be correlated from hole to hole over short distances. In the footwall portions, blocks and lenses of felsic material are encountered which do not correlate from hole to hole. There have been 15 separate mineralized structures identified within the ankerite envelope. The two main gold-bearing zones of their classification are the A1 at the hanging wall contact and the C0 located at the footwall contact. The other smaller zones located between these two generally have less continuity and width and represent parallel, mineralized shears and faults. Previous underground mining indicates that sub-horizontal, mineralized bodies located within the “Main Zone”, can be up to 15 metres thick and very high grade. This suggests that zones of dilation were produced during episodes of structural movements. The majority of the other mineralized zones and quartz veins are one to five metres in width. At least three generations of structurally controlled quartz veining have been identified in the underground workings. Quartz veins and stockwork zones within the main mineralized envelope are concentrated along shear/fault zones. These structures parallel the main mineralized envelope suggesting they are responsible for the location and formation of the mineralization. The presence of sigmoidal vein structures, multiple quartz injections and re-sheared vein material with chloritic slips indicate complex and repeated structural movements during a cyclic brittle-ductile deformation period. In - 61 -

the quartz stockwork zones, gold mineralization can be erratic possibly related to certain vein sets carrying gold, whereas others are barren. Exploration During the spring of 2003, Brigus contracted with Quantec Geophysical, Inc., Toronto, Ontario, to complete an IP survey covering the entire property. Lines were spaced every 200 metres with 100 metre dipole spacing. This survey has shown many chargeability and resistivity anomalies along both the DPFZ and the northwest projection of the Ross Fault. The Ross Fault is the host for the Ross Mine, located approximately 7,500 metres southeast of the Black Fox mine. In addition to these, a number of north-south trending anomalies were found. The intersections of these trends are considered to be prime exploration targets. It appears that the data from the earlier Noranda magnetic survey will also be valuable in defining exploration targets. In 2010 Brigus contracted Scott Hogg & Associates Ltd. of Toronto, Ontario to carry out a helicopter towed aeromagnetic gradient survey at a 75 metre line spacing and contracted Quentec Geosciences Ltd. of Toronto, Ontario to conduct a Titan Deep IP geophysical survey at a 200 metre line spacing. The magnetic survey covered the entire Black Fox Property and the IP survey filled in areas that were not surveyed by the Quantec IP survey conducted in 2004. The results of both surveys are in the process of being interpreted. Drilling The initial portion of the Brigus surface drilling program concentrated on finding new ore zones below the Black Fox Property known resources, along strike and adjacent to the known zones. The targets were the intersection of secondary faults with the DPFZ and also dilation zones within it. The mineralization is so tightly controlled by structures that a hole a few metres away could miss a high-grade zone. Fans were spaced approximately 25 metres along strike and the intersections of the holes with the DPFZ were planned to be approximately 25 metres apart. The result of this program was the identification of a number of small, high-grade ore shoots that generally plunge at a 20 to 40 degree angle to the southeast or southwest, along the DPFZ. This is consistent with the intersection of two 45 to 70 degree dipping faults or with a zone of dilation along a fault that has both horizontal and vertical movement. Many of these ore shoots are still open with depth. A near-surface portion of high-grade mineralization was drilled on 12.5 metre spacing to improve the definition of this higher-grade mineralization. There was no surface or underground exploration drilling in 2008, 2009 and 2010 conducted on the Black Fox deposit by Brigus, except for the completion of 11 NQ-sized condemnation surface diamond drill holes. The condemnation holes have an average depth of 231 metres and total to 2,544 metres. The last Brigus exploration drilling in 2007 continued from previous campaigns on 12.5 to 25 metre fence lines. The two main emphases included infill delineation of existing mineralization and to explore for areas of new mineralization. In 2004, a 1,250 metre long exploratory underground drift (4 metre x 4 metre) was developed in the hanging wall down to 235 metre below the surface, to establish drill stations for an underground drilling program. The underground drilling program consisted of 78,650 metre of diamond drilling from 396 core holes. Surface drilling continued and by the end of 2007, Brigus had completed 896 diamond drill holes on the property, totalling 225,334 metres. The Brigus drilling consisted of 500 surface drill holes for a total of 146,684 metres and 396 underground drill holes for a total of 78,650 metres. Norex Drilling International from Porcupine, Ontario, has completed most of the surface drilling at Black Fox for Brigus. The holes are typically NQ diameter core unless conditions require a reduction in core size. In general, ground conditions have been very good with average core recovery approximately 95%. The following sections document drilling, chain of custody and logging procedures employed by Brigus. Although no records are available to document the procedure used by the prior operators, there is no reason to suspect they did not follow standard industry practices of the time. - 62 -

The core is removed from the wire line inner barrel and placed in wooden core boxes. Each box can hold up to six metres of NQ core. The depth at the end of the core run, along with the length of the run and the amount of core actually recovered, is written on wooden blocks, which are placed in the box at the end of the core run. When the box is full, the drillhole number, along with the beginning and ending depth is written on the outside of the box. A wooden lid is then placed on the box and the box is sealed with wire. The core is stacked at the side of the drill until it is picked up by representatives of Brigus. During this time, the core is under the direct supervision of the driller. The core samples are picked up by Brigus personnel each morning and at various times during the day as necessary. It is loaded into a company truck and taken to the core logging facility on the project site. The core is then unloaded from the truck, the wire ties are removed and the core is inspected for any damage that might have occurred during transport. Each box is then placed in racks within the core logging facility to await logging by Brigus geologists. When the geologist begins logging a hole, a logging form is first computer generated with data regarding the hole ID, depth, date logged, location and the logging geologist. All logging is done electronically with no handwritten data. This eliminates a separate data entry step and the subsequent errors that it can introduce. The geologist moves the boxes of core from the rack to the core logging table. The lids are removed and placed outside for later reuse. The pieces of core are then reassembled, within the box, just as it would have come out of the hole. The core is then measured and that measurement is compared to the core depth markers placed in the box by the drillers. This is documents core recovery and provides a check against any lost or missing core not accounted for by the drillers. All of this data, along with all geological data, are entered into the computer spreadsheet by the geologist. The core is then digitally photographed on the logging bench. This digital record is stored in the computer files for that hole. All of the geological information is backed up on the server daily. Prior to removing the drill string, the downhole deflection is measured with a Reflex E-Z Shot digital tool (E-Z Shot). Measurements are taken approximately every 50 metres down the hole. Occasionally a spurious reading will be obtained near a particularly strongly magnetic rock unit. The geologists review all surveys and any such readings are discarded. As a check, three holes were re-surveyed using a Maxi-bore gyroscopic tool. The Maxi-bore survey duplicated the E-Z Shot survey very well. On average, the E-Z Shot gave readings that were within 3.1% on bearing and 0.4% on dip from the Maxi-bore survey information. All drillholes have their collars located by a licensed surveyor upon completion. The Brigus drilling program has targeted two main areas of the mineralization. The first is the near-surface area where about half of the surface drillholes were completed. Drilling typically is located along sections oriented 36 degrees azimuth at inclinations of -45 degrees to -50 degrees to provide an alignment oriented nearly perpendicular to the DPFZ. The second targeted area of mineralization is down dip of the previous drilling. At depth, the DPFZ has the same southeasterly strike, but the dip steepens to an average of -60 degrees. The mineralization still occurs along structural intersections and at dilation zones along the fault. These appear to rake at about -40 degrees to the southeast or southwest. In this area, the shoots tend to be smaller, thinner and less continuous than those encountered near the surface. The drillholes, which test this area, were collared from both the surface and underground. Typically, fans were used so that the structure was tested on 12.5 to 25 metre spacing. Eventually, more tightly-spaced drilling from underground platforms will be required to improve the delineation of the mineralization. Sampling and Analysis The sampling procedure begins with the geologist defining each sample interval and designating such with a sample tag documented in a sample book. They next mark the core with a center line cut mark and replace the core box lids for transfer to the sawing station. In the sawing room technicians saw the core sample in half with a diamond saw and place one half in a bag which is marked with the sample number and includes a sample tag. The half core that remains in the core box has the lid replaced and is placed back in the rack by the technician. Blank and standard samples are inserted approximately every 20 samples and are numbered in sequence with the core samples. The samples are then stored inside - 63 -

the core facility until they are picked up by Swastika Laboratories (“Swastika”) from Swastika, Ontario. The samples are placed into their truck, with each sample being checked off a list as it is being loaded and then taken directly to the laboratory where they are unloaded into a secure facility. At the logging area, once a truck load of split core has accumulated, the boxes are labelled with hole number and footage on stainless steel tags and then moved to covered storage racks located outdoors. There have been reported two serious sampling issues at the Black Fox Mine. Both of which are related to coarse gold and sample size resulting in analyses that tend to report less gold than is actually present. The first issue relates to obtaining a large enough sample to represent the area it will influence. The gold at the Black Fox deposit appears to be concentrated in small areas causing drill hole samples to occasionally get too much gold in the sample or more commonly, missing the area of concentration and get too little gold in the sample. The second issue relates to the particle size and distribution of the gold. When the particles are relatively large and not evenly distributed, the core holes can be too small to obtain a representative sample. This has a similar effect, in some cased it will overestimate the gold content but more typically underestimate it. Some samples may even appear to be waste having not encountered any gold particles that may be located relatively close by. It is likely that holes several metres in diameter would be required to obtain representative samples of the deposit. Some areas that were mined when compared with the drilling present and found many instances of drill indicated waste which were subsequently stoped. This second issue is accentuated by getting the representative amount of gold in the sample pulp once the core sample has been split, crushed, split again and then pulverized. Gold particles up to 0.15 centimetres have been observed and particles of 0.06 centimetres are very common. With gold this coarse, it is easy to create sub-samples that contain too many or too few gold particles if the sample size is not based on the size of the gold particles in the deposit. In order to sample the 0.15 centimetres gold particles that occur at Black Fox, samples of up to 109 kilograms must be processed in their entirety. If the sample contains 0.06 centimetres gold particles, which commonly occur in the deposit, a seven kilogram sample must be processed in its entirety. These sample sizes are much larger than the typical 30 gram fire assay sample or even the generally larger than the 1,000 gram screen metallic assay sample. Once again, the samples result in a few assays containing too much gold, with far more containing less than is actually present in the whole sample. Without proper size samples the database for the deposit likely contains a few samples that are too high in grade, but far more that are too low in grade. Quality Control During the development of the SRK Pre-Feasibility Study, Analytical Solutions (“ASL”) of Toronto Canada was contracted to provide an independent QA/QC review of historical and current sampling at Black Fox. The following paragraphs summarize their findings ASL has been contracted to review documentation related to assay quality control and sampling for the Black Fox mine. The principal objective was to justify use of the existing assay database for Resource calculations. The focus of the studies by ASL was to determine (a) whether there was any evidence of bias in the assay database and (b) the effect of coarse gold on the reliability of the assays. The Black Fox Mine assay data includes 128,026 assays. The 50th percentile for the dataset is 0.06 grams per tonne gold, the 90th percentile is 0.77 grams per tonne gold and the 95th percentile is 2.23 grams per tonne gold. It is apparent that only the upper 5% of the samples will influence the Resource calculation and the focus of the review should be this relatively small percentage of samples in the database. No evidence has been found by previous consultants, who have done extensive reviews of procedures and data, of a bias in the gold assays. A systematic bias over a significant amount of time would affect a resource calculation but this problem has not been identified. Concerns have been raised regarding sample representivity of the Black Fox Mine. Thousands of pulp and reject duplicates confirm that it is difficult to reproduce assays within an arbitrary ± 10% but the assay reproducibility is typical of similar deposits and does not represent a material risk. - 64 -

Brigus has implemented a significantly improved check assay program where there is a check assay on each mineralized interval. In addition to the blank and standard check samples, Swastika runs its own internal check samples. All of the samples are run using a 30 gram fire assay. Relatively higher-grade zones are selected from the fire assay results by Brigus personnel and these intervals are re-run with a 1,200 gram screened metallic assay. Two of these samples are selected out of each ore zone at random and the rejects are sent to SGS Laboratories in Rouyn, Quebec where they are re-prepped and run for a second screen metallic assay. This is used as the quality check on the first assay set run by Swastika. All of the assay data is sent to Brigus in digital format where it is merged with the geological spreadsheet for that hole. Brigus has completed screen metallic assays on 594 samples. Of these, 512 assays can be compared to normal fire assays. The screen metallic assays are 17% higher in grade than the average of the fire assays from these intervals. A total of 289 screen metallic assays are higher in grade to the average of the fire assays, while 223 are equal to or lower in grade. Other assay methods will find too much gold on occasion, but the majority will find less than is in the core. Brigus submitted standards and blanks within each set of samples submitted for assay. Four labs were used with most of the assays completed by Swastika. Several thousand tests were completed and the blanks typically agreed. A number of sample standards have been run within each group of samples. Swastika has reported reasonable ability to accurately assay the standards. If the blank or standard failed, then the entire batch (20 samples) would be reassayed, as well as the failed standard or blank. A total of 8,425 sample pulps have been rerun by the original assayer. These samples indicate good agreement between the original sample and the rerun sample. The check was required to be within ± 10%. If not, the pulp would be reassayed a second time. A total of 2,618 assay intervals have been checked by a different lab using splits from the sample rejects. The results indicate that the original sample is higher than the check by about 4%. Of the 2,618 checks, a total of 905 or about 35% have differences of greater than 30%. If the checks were not within 20%, a second pulp would be prepared from the rejects. These relative differences are very significant and point out the need for a more substantial sampling and assaying program. Large composites averaging about 14 kilograms in weight were made by combining drillhole core and/or rejects. Typically, nine drillhole intervals were composited into one minibulk sample, however the range was four to 17 kilograms. A total of 47 composites were made from mostly ore-grade intervals. Twenty-one of the 47 ore-grade composites contained high-grade. Since these tests use a much larger sample than the assay pulp, one would expect in a coarse gold deposit that the results of the mini-bulk sample gravity tests would be more reliable than the 30 gram pulps used for fire assay. The results of the 47 ore-grade mini-bulk gravity tests indicated a 9% lower grade in the mini-bulk samples compared to the individual assays. This is the opposite of what would be expected, and it is likely due to more high-grade material being in the mini-bulk samples than in the deposit as an average. After the core was logged, the core samples were split by a diamond saw to obtain the assay lab sample. The 50% split was bagged at the site and either picked up by assay lab personnel or shipped to the assay lab. The sample was dried, crushed, split, pulverized, and blended to obtain fire assay pulps. The labs prepared 15 gram to 30 gram assay ton samples for assay. Most of the assays were completed by fire assay methods with a gravimetric finish. Data Verification Site visits were conducted from August 31 to September 2, 2010 and again from November 17 to 19, 2010. During these site visits, inspections were conducted of the site, including the open pit, underground and mill location. Seven drill holes were spot checked by Wardrop Engineering Inc. (“Wardrop”). These holes were selected to provide a cross section of geographic location, mineralization intersected and of the various - 65 -

diamond drilling campaigns. The core was reviewed and compared with the paper drill logs on November 19, 2010. No issues were identified with the core logging and transcription. Each of these drill holes were cross checked with the paper and digital drill logs for the collar coordinates and down hole surveys. The assays for each of the drillholes were crosschecked with their assay certificates. No errors were found. Security of Samples Brigus sawed the core and shipped half of the drill core to either Swastika or SGS Laboratories. The labs prepared a 30 gram sample for fire assay with a gravimetric finish. The core was first crushed -10 mesh and a 400 gram split then pulverized. As a quality check, the coarse reject sample material from each mineralized zone, over 1.0 gram per tonne gold is sent to the other lab. The rejects are re-split, pulverized and re-assayed using a 30 gram fire assay with a gravimetric finish. This procedure provided a check on the entire assay process, from sample preparation through to the gravimetric finish. Many of the higher grade samples were run with a screened metallic fire assay. All check data was subjected to a standard QA/QC analysis. Swastika sent certificates of analysis and electronic data files directly to the Brigus office in Matheson, Ontario. Hard copy results and assay certificate were also faxed to Brigus. The faxed certificates, were marked up with specific hole intervals and cross checked to the digital file for errors. After confirmed to be correct, the faxed copies were stamped complete, and added to the audit file for back referencing. The digital assay file was cut and pasted directly into the electronic core logs. Once the results were pasted in, the sample numbers were cross-referenced to ensure no pasting errors occurred. The completed drilling logs were then saved into a separate file and were put into a locked folder on the Black Fox database, which can only be accessed as a read-only file. All editing of these files must be done through the Administrator (Project Manager). Once the file has been saved to this folder, the file was sent to Apollo’s offices in the United States for modeling and reporting purposes. All reported assays are final assays, and original certificates of analysis are stored in a separate binder and stored in a fire proof safe at the Black Fox Property. All assay reporting goes through the Black Fox Property Manager. Since 2008, Brigus has not completed any further exploration drilling on the Black Fox Property, so no additional procedures are reported.- 66 -

Mineral Resource and Mineral Reserve Estimates The following table sets forth the estimated Mineral Resources for the Black Fox Mine: Indicated and Inferred Mineral Resources (1 to 10) (Inclusive of Mineral Reserves) Category Tonnes (000s) Gold Grade (grams per tonne) Contained Gold (ounces) Open Pit Indicated 3,164.2 4.445 452,200 Inferred 667.1 2.61 56,000 Underground Indicated 2,504.8 7.182 579,200 Inferred 115.2 5.816 21,500 Total Indicated 5,669.0 5.654 1,031,000 Total Inferred 782.3 3.082 78,000 (1) Black Fox Mineral Reserves are fully included in the Mineral Resources. (2) Black Fox Mineral Reserves and Mineral Resources are reported as of October 31, 2010. (3) The Mineral Resources have been reviewed and verified by Howard Bird, Senior Vice President, Exploration of Brigus, who is a qualified person under NI 43-101. (4) Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold. (5) Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold. (6) Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream. (7) The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.  (8) The mineral resources were estimated using the ordinary kriging method. (9) The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine. (10) Contained metal in estimated reserves remains subject to metallurgical recovery losses. - 67 -

The following table sets forth the estimated Mineral Reserves for the Black Fox Mine:

Proven and Probable Mineral Reserves (1 to 9)

	Category	Tonnes (000s)	Gold Grade (grams per tonne)	Contained Gold (ounces)
Open Pit	Probable	3,159.8	3.228	327,920
Underground	Probable	2,936.0	5.933	560,008
Stockpile	Proven	352.1	1.630	18,446
Total	Proven + Probable	6,447.9	4.372	906,375

(1) Black Fox Mineral Reserves and Mineral Resources are reported as of October 31, 2010.
(2) The Mineral Reserves have been reviewed and verified by Howard Bird, Senior Vice President, Exploration of Brigus, who is a qualified person under NI 43-101.
(3) Cut-off grade for the open-pit reserves and resources is 0.88 grams per tonne gold.
(4) Cut-off grade for the underground reserves and resources is 2.54 grams per tonne gold.
(5) Metal prices used for initial cut-off calculations are $1,150 per ounce for 88% of the gold sold and $500 per ounce of gold sold through the Black Fox Gold Stream.
(6) The estimated underground reserves include 10% unplanned dilution at 0 grams per tonne from the backfill and 15% planned dilution at one gram per tonne from the walls for a total dilution of 25%. The estimated open pit reserves include 30% dilution at 0 grams per tonne and a 95% mining recovery factor for both. The higher average gold grades for the open pit and underground in the Indicated Resources compared to the Probable Reserves are the result of no dilution being applied to Indicated Resources.
(7) The mineral resources were estimated using the ordinary kriging method.
(8) The mineral reserves were estimated from the life of mine plan, which defined sustaining capital requirements and mine operating costs, to demonstrate that these reserves can be economically extracted and processed. Mining losses and dilution were determined based on sub-surface geotechnical conditions, the mining method and equipment capabilities for each area of the mine.
(9) Contained metal in estimated reserves remains subject to metallurgical recovery losses.

Mining Operations

Open Pit

The alluvial till is being mined by a fleet of owner operated equipment, consisting of two CAT 320CL hydraulic backhoe excavators and twelve CAT D740 articulated dump trucks. Support equipment consists of two CAT D6 Low Ground Pressure ("**LGP**") dozers. Till material is being dumped in separate overburden dumps located to the east of the offices. The overburden is dumped in three metre lifts in cells created by forming up rock bunds from waste excavation. This method ensures that the free running nature of the overburden is contained. Rock haul roads are constructed to allow the safe passage of the trucks. The LGP dozers are used to form up the rock bunds and dress the overburden.

In areas known to contain only waste, the drillhole spacing and drillhole depth is different from areas containing mineralization. About 75% of the waste rock mined will be from areas containing only waste. Blasted waste rock is mined by a 12 cubic metres Komatsu PC2000 hydraulic backhoe excavator and 91 tonne CAT 777F rigid dump trucks haul trucks. A 6.5 cubic metres CAT 988H front-end loader is used as a backup for the excavator and for general duties.

The mineralized zones average 4.75 metre wide, but can be as narrow as one metre. The minimization of dilution of the ore is a critical element of the mining operation due to the characteristics of the orebody. For this reason, the ore is mined in 3 metre lifts or benches, so that identification of ore blocks can be carried out with the most accuracy and the material mined with the minimum of dilution. The drill cuttings from all blastholes are sampled and assayed in order to provide the basis for ore grade control. The sampling requirements influence the spacing of the blastholes which in turn influences the blasthole diameter.

Mining in the mineralized area is accomplished using two, four cubic metres CAT 385CL hydraulic backhoe excavators to minimize dilution. For this study, all of the ore was scheduled using the smaller excavator but in the larger ore zones the 12.0 cubic metres excavator could be used to decrease the loading times. The 91 tonne rigid haul trucks are also used for hauling the ore, despite the fact that

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this will require 11 to 12 passes. The benefit of this is that the truck fleet is standardized. The loading of the ore zones is restricted to daytime shifts only to provide better control in mining the ore. Additional factors have been added to the equipment requirement calculations to allow for the extra time and costs that will be encountered during the mining through the existing underground workings. Mining in the existing underground workings is scheduled using the smaller four cubic metre excavator. The production rate for mining in these areas is calculated at 65% of the normal production rate to allow for the extra time that is expected in these areas. The 91 tonne haul trucks are used for hauling the ore. As this operation is necessarily slow in these areas the additional number of passes is offset by less trucks and standardization of the truck fleet. The loading of the old working areas is restricted to daytime shifts only for safety concerns. To ensure that the old workings are safe to work it is necessary to identify the potential area of old workings from existing survey information. These areas are flagged to delineate a safe working zone. Holes are drilled, plugged and blasted to collapse the old workings. Further holes are then drilled to probe the collapsed old workings to ensure they are safe to work. Underground For ramp and level development, two-boom electric hydraulic (“EH”) jumbo drills will be used to drill blastholes. Blastholes will be nominal 1 3/4 inch (45 millimetre) diameter x 12 feet (3.7 metre) average length for development headings. Single boom EH jumbo will be used in MCF production drilling. Holes are 1 1/4 inch (32 millimetre) x 11 feet (3.4 metre). Overall explosive consumption has been based on the use of ANFO and packaged emulsions (13%) at a powder factor of 1.63 pounds per ton for mine development. It is assumed that emulsions are not needed in the MCF stopes, resulting in powder factor of 1.00. During ramp and lateral development, blasted waste rock will be mucked by an eight cubic yard (LHD) unit and hauled to a remuck bay, or ideally directly into a 30-tonne truck fitted with an ejector box which will deliver to an empty stope for backfill. As a last resort, waste must be hauled to surface when all underground openings suitable for storage have been filled. Waste that is brought to surface will be piled in a designated area in the open pit, preferably in close proximity to the ramp portal. It will be retrieved, backhauled to underground by ore trucks once a stope is ready for backfilling. The primary backfill material will be the waste rock produced from underground development. If necessary, supplemental material will be sourced from the open pit waste dump. A cement binder will be added to the fill in the sill cut. A slurry tank will be set up in the vicinity of the stope, equipped with a mixer and a pump. The pump will deliver the slurry to the stope via a pipeline. The pipeline will fork into two or three perforated branch lines strung to the back of the stope. The slurry will spray and percolate the rockfill. Cement slurry will be placed at a ratio of five parts cement to 95 parts (w/w%) or 5% by weight. Markets Markets for doré are readily available. Gold markets are mature, global markets with reputable smelters and refiners located throughout the world. Demand is presently high with prices for gold showing remarkable increases during recent times. The 36-month average London PM gold price fix through 2010 is $1018 per ounce. Black Fox Mine Milestones Current activities and milestones at the Black Fox Mine include: • Brigus’ total gold production for 2012 was 77,374 ounces. - 69 -

The mill optimization program was completed in 2012 and resulted in increased mill processing capacity of approximately 10% to 2,200 tonnes per day. • Brigus’ production guidance for 2013 is 90,000 to 100,000 ounces and cash costs are anticipated to stabilize in the range of $700 - $750 per ounce. • An underground exploration program at the Black Fox mine commenced in June of this year, with two rigs. The drilling is being performed from a new exploration drift at the 9,670 metre level on the East side of the mine, and has returned excellent gold grades over significant widths. The objective of the drilling program is to extend the Black Fox orebody and increase the current gold resource at the mine. The Black Fox orebody remains open at depth and along strike and includes gold reserves to a maximum depth of 500 metres. Orebodies in the region, along the Destor Porcupine Fault, often extend to depths of more than 1,000 metres. The ongoing underground drilling program at the Black Fox mine will drill beyond 500 metres and will continue into 2013 with the goal of expanding the underground resource. Bachelor Lake Mine, Canada A technical report was prepared in accordance with NI 43-101 entitled “Technical Report on the Bachelor Lake Gold Project Prepared for Metanor Resources” dated February 17, 2011 (the “Bachelor Lake Report”). The following description of the Bachelor Lake Mine has been summarized, in part, from the Bachelor Lake Report and readers should consult the Bachelor Lake Report to obtain further particulars regarding the Bachelor Lake Mine. The Bachelor Lake Report is available for review under Metanor’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Bachelor Lake Report has been provided by Metanor. Property Description and, Location The Bachelor Lake Mine is a previously mined gold property currently under development. The Bachelor Lake Mine is located in the Le Sueur Township approximately 225 kilometres northeast of Val d’Or and is composed of five blocks totalling 241 claims and two mining concessions (total area 7,566.73 hectares) which are 100% owned by Metanor Resources Inc. (“Metanor”). The Geonova Block is composed of 51 claims and two mining concessions totalling an area of 1,867.67 hectares. The Hewfran Block is composed of 38 claims totalling 683.5 hectares. The Hansens Block is composed of 12 claims totalling 311.33 hectares. The MJL-1 Block is composed of 76 claims totalling 1,672.12. The MJL-2 Block is composed of 64 claims totalling 3,032.1 hectares. The Bachelor Lake Mine infrastructure is located on mining concessions which is comprised of surface and underground rights to explore and extract mineral resources as well as to erect and operate all required infrastructure to support mineral extraction activities. Surface rights are sufficient for the proposed mining operations. Mining concessions are renewed every year. Claims do not comprise surface rights and are renewed every two years at their expiration date. Since various blocks of claims have been registered at different periods of time, their expiration dates differ. For the Bachelor Lake Mine, the total renewal fees to be paid over one cycle of renewal are $9,984. The total work required to cover one cycle of all claims renewal total is $342,720. The total excess of work credits total is $2,028,467. The property was not surveyed with the exception of the two mining concessions. There are no major environmental issues, land claim issues, ownership disputes pending. In early 2010, Metanor appointed GENIVAR to undertake an environmental evaluation for the proposed mine development. The application for Certificate of Authorization to proceed with a bulk sample was submitted to the Ministère du Développement Murable, de l’ Environnement et des Parcs (“MDDEP”) in 2010. All necessary environmental permits to proceed to commercial production were obtained in July 2012. Metanor is in the process of obtaining the necessary permits and authorizations from government and regulatory agencies. The following permits have been obtained in relation to the Bachelor Lake Mine: A Certificate of Authorization for mill process; a Modified Certificate of Authorization to process 500,000 tonnes at a rate - 70 -

of 800 tonnes per day (Barry Project); A Certificate of Authorization for the installation of a cyanide destruction process (OZONE); A Certificate of Authorization to increase the mill capacity at 1,200 tonners per day; A Certificate of Authorization to process a bulk sample of 5,000 tonnes (Bachelor Lake Gold Mine). The following permits are expected to be obtained in relation to the Bachelor Lake Mine: A Certificate of Authorization for the extraction of 900,000 tonnes from Bachelor Lake Gold Mine; an Environmental Impact Study; and a Certificate of Authorization for Land Reclamation Program. The Bachelor Lake Mine is subject to four royalties. The first royalty is 2% of the revenue with Con Copper up to a maximum of $1,750,000. The second royalty is 2% of the revenue generated from the Hewfran claims portion of the property with Teck Cominco. The third royalty is the revenue generated from the Bachelor claims portion with Halo Resources Inc. (“Halo”). The fourth royalty is 0.25% of the revenue generated from the Bachelor claims portion with Wolfden Resources Inc. (“Wolfden”). Accessibility, Climate, Local Resources, Infrastructure and Physiography The Bachelor Lake Mine is located 3.5 kilometres south east of the village of Desmaraisville. The community is serviced by bus and truck transport, and is connected to the provincial power grid and telecommunication systems. A large population of experienced miners and related tradespersons is available within a 240 kilometre radius of the mine. The Bachelor Lake Mine is at an elevation of 355 metres above sea level and is relatively flat. The outcrop exposure is minimal and wetlands cover the central and southern part of the property. The property is accessible via Hwy 113 which connects Chibougamau to Val d’Or. The property is located in the municipality of James Bay, 3.5 kilometres south east of Desmaraisville, which is accessible by a gravel road. The average daily temperature is slightly above one degree Celsius. An average precipitation of 929.4 millimetres falls annually of which 703.8 millimetres is rain and 225.6 millimetres is snow. Operations can occur throughout the year. Existing mine buildings are located atop a rocky hill. East of the mine is the tailings ponds with an area of approximately 50 hectares and the polishing pond with an area of five hectares. The surface infrastructure includes, an underground mine, including hoistroom, compressor room, headframe, and shaft; a tailings pond, polishing pond, dykes and drainage ditches; a mill including the assay laboratory, refinery, and crushing room; an administrative office and warehouse; a garage and fuel tanks; storage for hazardous materials; and an upgraded security system. A camp facility was built to house workers about two kilometres from the mine. The housing capacity of the camp will allow for expansion to meet rising labour needs. There are offices for the management staff of various departments, a first aid facility, and a security gatehouse directly on the mine site. Several phases of refurbishing work have been completed by Metanor during the past few years. The mill was completely renovated and put into operation in January 2008. The grinding capacity was increased by the addition of a new ball mill the same year, raising the throughput to 700 tonnes per day. A rod mill was commissioned in February 2010 increasing grinding capacity to over 1,000 tonnes per day. Major work has been completed to bring the old tailings ponds into current regulation as required by the MDDEP. A berm was built to divide the old impoundment into two sections (tailings pond and decantation pond). Another berm was built on the west side of the tailings ponds to prevent any spills into the environment. Observation wells were also installed to sample the water table around the tailings area. The compressor room and compressors were also completely overhauled. These compressors are now automated and the output is 3,500 cubic feet per minute. The site is equipped with automated back-up diesel generators. The hoisting infrastructure was refurbished in 2009. Currently the site is fed by four mega volt amps from Hydro Quebec and is sufficient for the current plan. - 71 -

History The Bachelor Lake Mine was originally staked by O’Brien Gold Mines Ltd. (“O’Brien”) in 1946. This discovery was followed by various exploration works: trenching, geophysical surveys and numerous drill holes. In 1951 the Quebec Department of Mines performed geological mapping of the Bachelor Lake Mine. Bachelor Claims During the 1960’s, Sturgeon River Mines Ltd. (“Sturgeon”) sank a shaft and launched an underground drill program. Surface and underground exploration was carried out by Quebec Sturgeon River Mines from 1972 to 1975. In the 1980’s, Bachelor Lake Gold Mine Inc., a subsidiary of Sturgeon, conducted several underground development work phases and commercial production commenced in 1982. From 1984 to 1985 Bachelor Lake Gold Mines Inc. performed humus geochemical survey; with a total of 1,283 samples being taken. From 1985 to 1987 very low frequency and electromagnetic and health surveys were carried out. The deepening of the shaft to Level 12 was completed in 1987, and production ceased in 1989 with a total of 130,341 ounces of refined gold. Ore dilution was excessive and was undoubtedly the main reason for the financial difficulties. The mine was placed on a care and maintenance basis, when costs exceeded revenues. Hewfran Claims In 1946, S-Francis Mining discovered Agar #1 and #2 which was followed by geological mapping and trenching. In 1948 Batch River Gold Mines discovered two zinc showings and a gold showing in the northern third of Lots 12-19, RV. This was followed by numerous geophysical surveys, mapping and trenching. Dome Exploration did testing for Coniagas-type massive sulphide mineralization. The extension of Agar #2 showed 34 diamond drill holes totalling 4,066 metres. In 1957 Quebec Bachelor Mining Corp. performed a magnetometric survey of the north-western part of the Hewfran property. In 1960 a geological survey was performed by Roxford Mining. An induced polarization survey and drilling program was performed by Sturgeon River Mines in 1965 and Valdex Mines (“Valdex”) in 1970 discovering several weak anomalies. Valdex went on to perform magnetometric and electromagnetic surveys in 1971. Valdex carried out geophysical surveys searching for Coniagas-type massive sulphides and Bachelor-type gold. In 1978, Brominco Inc. (“Brominco”) carried out induced polarization surveys in several parts of the property. In 1983 detailed mapping was carried out through Kretschmer with a very low frequency electromagnetic survey and lithogeochemistry covering the north east corner of the property. Detailed geology, humus surveys and diamond drilling was carried out by Brominco. In 1986, Aur Resources Inc. (“Aur”) commenced a program to explore for the extension of the Bachelor Lake Mine, with a major exploration drilling program from May 1987 to May 1989. In 1988, Aur tested bulk samples from the Main Zone. Prior Ownership In 1990, a joint venture agreement was negotiated with Hecla Mining Company of Canada (“Hecla”) whereby Hecla could earn a 60% interest for placing the property back into production. After Hecla acquired control of Acadia Mineral Ventures Ltd (“Acadia”) the Bachelor Lake Mine was assigned to Acadia. Acadia carried out 167.64 metres of underground drifting to establish 2 drill stations. A number of significant gold intersections were cut. Espalau Mining Corporation (“Espalau”) acquired the Bachelor Lake Property and from 1994 to 1995 realized surface diamond drilling holes as a follow-up program to a magneto metric and very low frequency survey. GéoNova Explorations Inc. (“GéoNova”) acquired a 100% interest in the Bachelor Lake Mine in March of 2001, including buildings (offices, shops, compressor rooms, headframe, cyanidation plan and crusher room). -72 -

Between 2003 and 2004, Wolfden signed an agreement to acquire a 50% interest from GéoNova after incurring $3,000,000 in exploration over three years and dewatering was undertaken. In 2004, Metanor acquired the 100% interest held by GéoNova for $2.3 million. Halo Resources Inc. (“Halo”) satisfied its commitments to acquire a 50% undivided ownership in the property in 2005 and the Bachelor Lake joint venture (“BLJV”) between Halo and Metanor was created. The BLJV commissioned a 2005 technical report by InnovExplo Inc. (“InnovExplo”). Metanor acquired 100% of the Bachelor Lake Mine from Halo in November, 2007. Geological Setting Regional Geology The Bachelor Lake Mine is located within the Northern Volcanic Zone of the Abitibi sub-province, Superior province. The Bachelor Lake Mine is situated near the western limit of the Chibougamau-Chapais greenstone belt. The mafic to felsic volcanic and volcanoclastic rocks of the Bachelor Lake Mine are part of the basal mafic-dominated sequence referred to as the Volcanic Cycle I. The Northern Volcanic Zone of the Abitibi sub-province is interpreted as a diffuse arc passing laterally into a back-arc environment with numerous felsic and mafic-felsic edifices and intra-arc sedimentary basins. The Bachelor Lake Mine lies along a local northeast trend which is deviated from the general east-west pattern of the Abitibi sub-province due to significant synvolcanic pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault in the Bachelor Lake area. Rock units typically include mafic, intermediate and felsic flows and their intrusive equivalents. Post-tectonic lamprophyre dykes are also present. Local Geology The Bachelor Lake Mine is underlain by Archean volcanic rocks of the Obatogamau Formation in a poorly known and poorly explored area of the Abitibi greenstone belt. Based on the absence of marker horizons and the paucity of outcrops, it is difficult to establish a well defined rock sequence in the Coniagas-Bachelor Lake area. The Obatogamau Formation includes mafic, intermediate and felsic flows and synvolcanic intrusive equivalents which are the host for the volcanogenic massive sulphide occurrences. A local composite stratigraphic section shows a typical complex volcano-sedimentary assemblage. This stratigraphic sequence includes the 280 metre thick Coniagas Mine sequence represented by a maficdominated volcanoclastic sequence. A significant 500 to 700 metre thick, lenticular and dome shaped felsic unit composed of massive to brecciaed rhyolitic to rhyodacitic lava flows occurs up-section. This felsic-dominated unit corresponds to the Bachelor Lake Mine gold deposit host rocks. Mafic volcanic and volcanoclastic rocks make up the upper part of the sequence. The Auger Lake and Bachelor Lake sedimentary rocks remain enigmatic, but probably mark the top of the sequence. The late emplacement of several plutons, adds to the complexity of the region. Post-tectonic lamprophyre dykes are also common at the Bachelor Lake Mine and kimberlitic dykes were documented in the Desmaraisville area. The local northeast trending sequence deviates from the general east-west pattern of the Abitibi sub-province due to the presence of significant pluton emplacement and the influence of the major northeast-trending Wedding-Lamarck fault. The folded volcanic rock sequence shows local changes in trend from North 25 degrees to North 65 degrees, with vertical to steep northwest dips (60 degrees to 77 degrees). Folding and faulting are responsible for stratigraphic repetition and disruption of the volcano-sedimentary sequence. Foliation relationships indicate a possible third phase of deformation. Five post-ore fault system striking North 110 degrees are recognized at the Bachelor Lake Mine and effect the gold-bearing zones. - 73 -

Property Geology The Bachelor Lake Mine hosts a wide variety of deposit types from volcanogenic polymetallic type to syn-orogenic to late-orogenic gold mineralization. On the Bachelor Lake Mine, volcanic hosted massive sulphide potential is illustrated by the Coniagas Horizon, Zinc Showing #1 and #2, Area-Opawica showings. The Bachelor Lake Mine gold mineralization is related to brittle deformational features and dilatational zones (stockwork) and to brittle-ductile shear zones. The Bachelor Lake gold deposit can be either classified an “orogenic lode gold deposit” or an “intrusion related gold deposit”. The gold distribution appears to be controlled by both structural and lithological features (e.g. the rhyolite being more fractured compared to the agglomerate). The Bachelor Lake Mine gold mineralization has also been interpreted to be associated with the late-tectonic granitic to granodioritic intrusion. Exploration The actual Mineral Resources estimation is based on data provided by diamond drilling programs of 2004 to 2005 and before. Since then, Metanor has executed additional diamond drilling at the Bachelor Lake Gold Mine and in the vicinity of the deposit. From September 2005 to the date of the Bachelor Lake Report, 50 diamond drill holes totalling 13,424 metres have been completed. Since February 2006 to the date of the Bachelor Lake Report, all exploration work has been executed under the supervision of Metanor. In 2010 a new gold zone was discovered by Metanor approximately 2.5 kilometres to the northwest of the Bachelor Lake Mine mill during an exploration program. This discovery was made using technology developed by Diagnos Inc. and was mandated by Metanor to conduct exploration on the identified targets. A series of samples greater than ten grams per metric tonne were found two to ten metres from the road leading to the mill, and this new mineralized zone is comprised of quartz veins in an east-west orientated shear zone. Metanor completed a diamond drilling program of 20 short holes totalling 1,200 metres to follow the extension of this structure. At the date of the Bachelor Lake Report, this program was still in progress. Mineralization The Bachelor Lake Mine hosts several gold and base metal showings occurring on the surface and hosts six gold-bearing zones, namely the Main, A, B, C, A West and B West Zones, which were all included in the 2005 resource estimate. Two types of gold-bearing zones have been identified at Bachelor Lake: silica-flooding and hematite-altered ± stockwork zones, illustrated by the Main Zone and the B Zone. In both cases, gold is spatially associated with pyrite and the gold content correlates well with the pyrite content. Gold mineralization at the Bachelor Lake Mine occurs predominately within the pyrite (greater than 70%), as grains attached to the pyrite (-18%) or as free gold enclosed in the gangue (-10%). This was demonstrated in a polished-thin section examination done on the Hewfran claims. The gold is fine grained with an average diameter between six to eight millimetres, and visible gold is more characteristic of the B Zone. Pyrite is usually finely disseminated (2% to 10%) hosted in strongly altered rocks, often brecciaed and occasionally injected by quartz/carbonate veins and veinlets. At surface, traces of gold, chalcopyrite and ilmenite occurrences have been observed. Gold has been introduced late in the paragenetic sequence as were fluorite and some of the carbonates. The Main Zone The Main Zone has contributed 90% of the ore derived from the Bachelor Lake Mine gold mine and is characterized by pervasive moderate to strong silicification and hematitization with 2 to 10% pyrite generally associated with hematite alteration. It is cross-cut by quartz-carbonate veinlets usually less than two centimetres and some local narrow late siliceous hydraulic breccias are described. Some intense - 74-

altered zone intersections show association with ankeritization. The Main Zone contains also minor amounts of epidote, chlorite, amethyst, micas, magnetite and base metal sulphides. A distinctive deep brick red hematite alteration characterizes the Main Zone. The Main Zone trends North 110 degrees, dipping at 55 degrees south-west near the surface, steepens to near vertical at Level 12, and changes to 60 degrees to 75 degrees at depth. The Main Zone alteration envelope increases in width with depth, while ore values are not uniformly distributed, which results in an anastomosing mineralized pattern. There is a recurrent presence of a weaker and narrower alteration zone of three to five metres in the footwall of the Main Zone. This northern branch is clearly related to the same event, but rarely shows economic interest. The average width of the Main Zone, above Level 6, was 1.82 metres, and increased to an average of 2.44 metres below this level. The Main Zone has an average horizontal width of 2.8 metres and reached a maximum horizontal width of 12.8 metres. This alteration system is recognized over 1,150 metres and was mined over 335 metres from the western limit of the Bachelor Lake Mine claims to the western contact of the O’Brien pluton. The new interpretation proved the Main Zone continuity to be over 488 metres horizontally and 900 metres vertically. The B Zone The B Zone may represent a potential for additional resources, but until now limited mining has occurred in this zone. Test mining has indicated that the B Zone has competent walls and an average horizontal width of 3.1 metres and reaches a maximum horizontal width of 10.5 metres. The B Zone generally dips steeper than the Main Zone at approximately 75 degrees to 85 degrees to the south, south-west, and is interpreted to be the result of a younger geological event and formed after the Main Zone mineralization. It is characterized by a hydraulic glassy to white silica breccia with angular fragments of the altered unit and cut by quartz veins. Its alteration is similar to the Main Zone and is represented by strong to intense silicification and hematitization and generally by moderate ankeritization. Mineralization is characterized by two percent to seven percent pyrite generally associated with the late quartz breccias. The presence of visible gold is often seen in this alteration zone. The A Zone The A Zone was discovered by drilling from Level 9 and has been traced up to Level 4. Test mining at the Bachelor Lake Mine, using shrinkage techniques, has shown an unacceptable level of dilution on this zone. It is a highly altered and sheared zone which strikes north 60 degrees to 70 degrees and dips 45 degrees to 50 degrees to the southeast and cross cuts the Main and B Zones. It has previously been interpreted as a gold-bearing zone as well, but the last underground drilling campaign demonstrated a poor grade development of this zone when alone. The best values in the A Zone are related to its junction with other zones. Significant intersections have been documented while crossing the Main or B Zones, probably due to gold remobilization. The last interpretation showed increases in thickness at these junctions. The C Zone The newly interpreted C Zone has similar characteristics to the Main Zone, although it seems to be less continuous, and it appears that it can be a branch of the Main Zone. The C Zone has been documented in the Bachelor Lake Mine area in the eastern portion of the 2005 interpretation. The A West and B West Zones The A West and B West Zones have been delineated in the West Zone area of the Hewfran claims. These zones are interpreted to be the continuity of the A and B Zones identified at the Bachelor Lake Mine area. The A West Zone lies within the western extension of the A shear and the mineralized zone documented at the Bachelor Lake Mine. The discovery hole intersected the zone, 487 metres west of the last encountered ore grade within the A Zone at 13,500 east. The hole was drilled to test the eastern extension of the mineralized shear structure identified in the Agar #1 outcrop which had been - 75 -

mechanically stripped, washed and channel sampled during the summer of 1987. Lateral continuity of the structure from section to section is obvious, but gold mineralization appears sporadic and essentially concentrated in the vicinity of sections 12,100 East and 12,300 East. The B West Zone seems to be the extension of the B Zone documented at the Bachelor Mine. The zone dips at approximately 80 to 85 degrees (almost vertically) and shows only very sporadic grades over a cut-off grade of 3.43 grams per metric tonne gold. This zone is characterized by a strong silica and hematite alteration, and by local brecciation. Drilling The last drilling campaign on the Hewfran claims, included in the resources estimation, was completed between 1987 and 1989 by Aur. The Aur program included 47 surface holes for 14,255.5 metres (46,770 feet) and 96 underground holes for 10,401 metres. Between 1990 and the 2005 underground drilling program, two drilling programs were completed on the Bachelor claims: one program in 1990 and one in 1995. In 1990, Acadia drilled 34 holes for a total of 4,807 metres from the underground workings at various locations on Levels 11 and 12. In 1995, Espalau completed 10 drill holes from surface for a total of 2,572 metres. This surface drilling program was executed by Géospex. From 1987 to 1989, the Hewfran claims were the site of a major drilling program: 47 holes drilled from surface for a total of 14,259 metres, and 96 holes drilled from underground for a total of 10,404 metres. In 2005, the Bachelor Lake Joint Venture partners, Metanor and Halo, completed a major underground drilling program consisting of 69 holes for a total of 13,345 metres. This program was initiated by Halo and continued by Metanor and the BLJV. The main goals of the 2005 underground drilling program were to upgrade the and increase the mineral resources. The 69 holes comprising the 2005 drilling program was completed from two fixed drill stations located on Level 12 by using azimuth drilling. Drilling was completed using BQ size by Forage Orbit of Val d’Or. The drill program was initiated by Halo with a clear objective of upgrading the resources by completing twenty 25 metre drill centers on the Main Zone and to some extents on the B and A Zones, which are located closer to the two drill stations. Despite the fact that this program was completed from a limited platform, it successfully filled the central gap between the T1 Fault and the A Zone and also between the two main ore shoots with seventeen holes. The program also in-filled the gaps left from the previous exploration programs with 24 drill holes, extended the mineralized zones laterally to the west, on the footwall of the Waconichi Fault and at depth with 19 holes, extended and connected the Bachelor Lake resources to the west with the Hewfran claims with six holes and extended the mineralized zones to the east side with three holes. Between September 2005 and January 2006 a diamond drilling program consisting of 11 holes totalling 6,394 metres was completed by the BLJV and designed to test the gold potential within a mineralized corridor immediately west of the Bachelor Lake Mine development. Holes were collared to replicate and confirm historic estimates and to validate results. A hole encountered an intensely hematite altered, locally silicified zone of alteration. The hole was positioned below the East Zone and demonstrated the presence of a well-developed alteration zone extending to depth. From December 2006 to February 2007, a diamond drilling program was completed by Metanor consisting of eight holes totalling 2,906 metres. The program was designed to test extensions of the West Zone, B West Zone, East Zone and the area to the north of the Main Zone of the Bachelor Lake Mine attempting to localize its northern and displaced extension on the property. A stripping campaign completed during autumn 2008 allowed Metanor to locate the extension on surface of the West Zone of Hewfran and to expose this strongly hematized and mineralized zone on a horizontal distance of approximately 40 metres with thickness reaching six metres. This zone was originally defined in drilling over a horizontal distance of approximately 300 metres and between the depths of 180 metres and 330 metres. The two gold bearing zones oriented east-west and the north-east, - 76 -

which comprise the West Zone, correspond to those of the A Zone and the Main Zone of the Bachelor Lake Mine. Grab and chip samples were taken along the east-west mineralized zone and along the north-east sheared zone. In 2008 to 2009, a drilling campaign of 11 holes totalling 2,924 metres tested extensions of the West Zone and the continuity at shallow depth of the gold bearing zones exposed on surface after the stripping program. In 2010 20 holes were drilled to test a new gold zone exposed on the surface at approximately 2.5 kilometres Northwest of the Bachelor Lake Mine. Sampling and Analysis From April to July 2005, 69 BQ size (36.5 millimetre diameter) drill holes were completed by Forage Orbit Inc. using the industry standard wire line methods. All holes were drilled from two underground drill stations at Level 12. Fifty-two reached the mineralized zones in the Bachelor Lake Mine claims, while 17 reached the mineralized zones in the Hewfran claims. Holes were planned using the Main Zone longitudinal section with intercepts every 22.8 metres. The 2005 drill hole database contains a total of 3,555 samples. One hundred percent of the 2005 drilling program was stored and categorized for future reference purposes in the core library located at the Bachelor Lake Mine. During the 2005 drilling, 3,251 samples were submitted for gold analysis, representing 3,347.63 metres (24.4% of total drilled length). Inserted throughout these samples, 304 blanks and standards were also shipped for a controlled follow-up for a total of 3,555 samples. Every altered zone (especially hematization and silicification) containing pyrite and every wide altered zone was considered potentially mineralized and therefore sampled. This systematic exploration sampling allowed confirming the attitude of mineralization within the altered zones, as well as other lateral small mineralized zones. At the Bachelor Lake Mine, samples collected through the diamond drilling are of good quality; the mineralization in the core is generally intact with no possibility of loss due to wash out. The hardness nature of the mineralized zones explains the excellent recovery for the mineralized zones. The core was rarely ground on short distances (less than 0.5 metres). Overall, the drill core sample recovery from the mineralized zones can be considered to be representative. Sampling, preparation, security and analytical procedures used on the property were judged to be adequate. The performance of the laboratory during the 2005 drilling program was good. Sampling and laboratory protocol for the 2005 drilling program were defined by InnovExplo. During the program, core samples were sent to ALS Chemex Chimitec in Val d’Or, certified ISO 9001:2000. At the laboratory, all the bags were opened and conformed to the laboratory protocols. The laboratory delivered results in electronic format with assay results reported in grams per tonne. Quality Assurance Contamination was not discovered during the 2005 drill program. The good performance of the laboratory for external standards (field standard) is an evidence of accurate determinations being made by the laboratory. The QA/QC analysis of the pulp duplicate demonstrates a reasonable level of precision with overall approximate errors of 12%. This level of error is not uncommon for Archean gold deposits where the principal component of the ore is often “freely” liberated gold. In fact, many coarse “nugget” gold deposits demonstrate much poorer levels of precision in pulp duplicate sample results. Precision of metallic screen assay (150 mesh pulp duplicate) was analyzed. The metallic sieve method incorporates duplicate fire assay determinations of the -150 mesh fraction of the screened pulp. The results demonstrate that precision levels of the screened pulp duplicate assays are overall approximate 6.5%. A 5% residual “nugget” effect at 150 mesh is quite acceptable for this type of gold mineralization. The results for the coarse duplicate was not that good. The extremely large introduction of error between coarse and pulp duplicates is clearly indicative of unrepresentative 1 kilogram coarse crush - 77 -

sample splits. The cause may be inappropriate crush/splitting specifications or related to original field sample size, while this type of error may not result in any global change in resource estimation. Data Verification The Gemcom database used for the 2005 resource estimation includes 15,192 assay results from 394 diamond drill hole records. From the total, 325 were historical holes that were compiled and 69 holes were from the 2005 program. Both the historical and the new data acquired were validated. Security of Samples In October 2005, InnovExplo re-sampled 24 samples within the “A West” mineralized zones from six drill holes of the Hewfran claims. Fifteen samples were from the Hewfran West area and nine samples from the Hewfran East area. Core boxes containing mineralized zones intersections were already in Val d’Or, at the Alexis Mineral core shack. Selected cores were transported to Metanor’s core shack and examined and resampled by InnovExplo’s team. Quarter splitting was then completed by Metanor’s technician for the 15 Hewfran West BQ core samples while the other nine samples were entirely samples because of their AQ size. Two high grade certified standards were also inserted into sequences, and samples were sent to ALS Chemex Laboratory in Val d’Or. All check samples were assembled and separated into four groups: • Two samples below the cut-off grade (under 0.1 ounces per short ton gold) had a difference of 0.003 ounces her short ton gold; • Six samples close to the cut-off grade (from 0.1 to 0.15 gold) had an average difference of 0.004 ounces per short ton gold. This important verification minimized the risk associated to misclassification of ore and waste block material; • The samples close to the resource average grade (from 0.15 to 0.3 ounces per short ton gold) had an average difference of 0.015 ounces per short ton gold. This significant low difference also means that the overall average may not change drastically. Although some absolute difference can be as high as 0.284 ounces per short ton gold, meaning that on a local basis, some ore blocks may have been overestimated or underestimated; and • Ten samples with high grade assay results (over 0.3 ounces per short ton gold) had a greater average grade difference (0.043 ounces per short ton gold). Locally, some grade can be either over or underestimated. BLJV completed a surface exploration program at Bachelor Lake in October 2005. The current drilling exploration program includes one confirmation drill hole located in the Hewfran East area in order to confirm results. - 78 -

Mineral Resource and Mineral Reserve Estimates The following table sets forth the estimated Mineral Resources for the Bachelor Lake Mine as at December 2010: Measured, Indicated and Inferred Mineral Resources (1 to 3) (Inclusive of Mineral Reserves) Deposit Category Tonnes Gold Grade (grams per tonne) Contained Gold (ounces) Bachelor Lake Measured 177,898 8.83 50,487 Indicated 465,928 7.63 114,329 Measured + Indicated 643,826 7.96 164,815 Inferred 207,517 6.76 45,083 Hewfran Measured 14,696 8.50 4,018 Indicated 183,069 7.14 42,024 Measured + Indicated 197,765 7.24 46,042 Inferred 218,630 6.30 44,283 Total Measured 192,594 8.80 54,504 Indicated 648,997 7.49 156,352 Measured + Indicated 841,591 7.79 210,857 Inferred 426,148 6.52 89,366 (1) The Mineral Resource estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified persons under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. (2) Mineral Resources are not known with the same degree of certainty as Mineral Reserves and do not have demonstrated economic viability. (3) Numbers may not add up due to rounding. - 79 -

The following table sets forth the estimated Mineral Reserves for the Bachelor Lake Mine as at December 2010:

Proven and Probable Mineral Reserves (1 to 4)

Deposit	Category	Tonnes	Gold Grade (grams per tonne)	Contained Gold (ounces)
Bachelor Lake	Proven	178,359	8.36	47,930
	Probable	467,1352	7.23	108,538
	Proven + Probable	645,494	7.54	156,467
Hewfran	Proven	14,734	8.05	3,814
	Probable	183,543	6.76	39,895
	Proven + Probable	198,278	6.86	43,710
Total	Proven	193,093	8.33	51,743
	Probable	650,679	7.10	148,433
	Proven + Probable	843,772	7.38	200,177

(1) The Mineral Reserve estimates for the Bachelor Lake Mine set out in the table above have been reviewed and verified by Pascal Hamelin, Vice President of Metanor, who is a qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.
(2) The underground mineral reserves have been calculated using a cut-off grade of 3.43 grams per ton, recovery of 90%, and dilution of 10% in the stoping areas.
(3) Proven and Probable Mineral Reserves are a subset of Measured and Indicated Mineral Resources.
(4) Numbers may not add up due to rounding.

Mining Operations

Mining Method

Ore should be extracted using sublevel stoping and longhole blasting (54 millimetres – 63.5 millimetres blast hole diameter) due to the dip and continuity of the zones, as well as the quality of the vein wall. To obtain a high degree of accuracy (and thereby minimize dilution), the ideal drill-hole length of approximately 13.5 metres was used to determine the sublevel spacings. The veins will be entirely excavated on every sublevel. This means that the width of a sublevel could also exceed 9.0 metres. The walls of the sublevels have to be inclined according to the dip of the vein to minimize dilution. The height, on the other hand, must be kept at 2.74 metres to allow the longhole drilling equipment to have the necessary manoeuvring space. Production of 200,177 ounces of gold mined is forecasted up to 2016. The mill was put into operation in January 2008, and the throughput is 700 tonnes per day. A rod mill was commissioned in February 2010 increasing grinding capacity to over 1,000 tonnes per day. Work has been completed to bring the old tailings ponds to regulation and observation wells were installed to sample water table around the tailings area.

Metallurgical Process

In December 2010, GENIVAR was commissioned by Metanor to conduct a milling capacity study for the Bachelor Lake Mine ore. The maximum capacity for the Bachelor Lake mill using Bachelor Lake Mine ore is 775 tonnes per day at ± 8% accuracy with availability of 92%. Operating costs were estimated at approximately $22.90 per tonne to treat approximately 260,300 tonnes per year. With the current processing circuit, and a 775 tonne per day treatment rate, the leaching time is estimated at 31 hours with 55% solids in the tanks. The effect of reducing the leaching time on the recovery of Bachelor Lake Mine's ore is not known. Therefore metallurgical testing is required to determine the recovery that should be

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expected. Among the proposed tests include gravity tests, leaching tests, thickening tests, filtration tests, tests to validate the use of activated carbon, grindability tests, and chemical analysis. These tests should be completed on all mineralized zones that are planned to be extracted and have different characteristics that could affect the performance of the processing circuit. GENIVAR is confident that a recovery of 93% is achievable with Bachelor Lake ore. However, for this recovery, additional leaching time may be required. Leaching tests in the laboratory will confirm the time required. The financial analysis used present supplier’s quotes for capital items which increases the accuracy of the data to above a pre-feasibility study operating costs where compared to the contractor presently on site, which again increases the accuracy of the analysis. A conservative value of gold per ounce using the August 2010 Bloomberg Report was inputted for the four years of production. The financial results produced an IRR of 85% with a payback period of 10 months. With the good exploration potential it is expected that the mine life will be more than four years. There is also a potential to increase the mill capacity beyond the 800 tonnes per day which will allow for the treatment of the Barry Open Pit material. Exploration and Development The deposit remains open in several directions and it is reasonable to believe that new resources will be discovered during the production years. This will help to extend the life of the mine. The Barry Open Pit has not been included in the Bachelor Lake Report, but its economical resource will help to lower overhead costs and will contribute to the life of the mine. In 2010 a new gold zone was discovered by Metanor approximately 2.5 kilometres to the northwest of the Bachelor Lake Mine mill during an exploration program. Metanor completed a diamond drilling program of 22 diamond drill holes totalling 1,587.5 metres of shallow, lateral extensions of this new discovery. This program is still in progress. Bachelor Lake Mine Milestones Current activities at the Bachelor Lake Mine include: • Metanor announced that it has obtained an environmental certificate of approval for commercial production. This certificate allows Metanor to process an initial 900,000 tonnes of gold ore from the Bachelor Lake Mine underground mine site. The Government authorization is accompanied by certain conditions added to commitments provided for in Metanor’s impact study, particularly with respect to the management of water as well as the creation of an advisory committee involving the Cree community of Waswanipi and Jamesian municipalities. • In July 2012, Metanor announced positive results from the 5,429 metric tonnes of ore which it processed from an underground bulk sampling program. Overall, the bulk sample produced 25% more ounces of gold than expected in the pre-feasibility study for this sector. Metanor stated that this positive variance was explained by a better gold content of the resource, larger veins than expected and a better recovery in the mill. • Metanor is continuing the underground drilling program of the Main, A and B veins, from various levels of the Bachelor Lake Mine. Recently, they focused at verifying the lateral extensions of these veins on level 13: o Twelve drill holes totaling 1,382 meters were complete to verify the eastern extension of the Main and A veins. All 12 holes intersected the veins as well as the intersection between the two veins. Intersected widths (expected to be approximately 70% of true widths) ranged from 0.84 metres to 8.48 metres with gold grades averaging from 2.77 - 29.63 grams per tonne. - 81 -

Nine drill holes totaling 430 meters were completed. These holes were to verify the western extension of the Main and B veins. The first results available confirm the presence of these veins Intersected widths (expected to be 90% of true widths) ranged from 1.15 - 14.02 metres with gold grades averaging from 5.87 - 18.05 grams per tonne. Serra Pelada Mine, Brazil A technical report was prepared in accordance with NI 43-101 entitled “Technical Report on Recent Exploration at the Serra Pelada Gold-Platinum-Palladium Project in Para State, Brazil, for Colossus Minerals Inc.” dated January 31, 2010 (the “Serra Pelada Report”). The following description of the Serra Pelada Mine has been summarized, in part, from the Serra Pelada Report and readers should consult the Serra Pelada Report to obtain further particulars regarding the Serra Pelada Mine. The Serra Pelada Report is available for review under Colossus’ profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Serra Pelada Report has been provided by Colossus. Colossus Mineração Ltda., which is a Brazilian Company and a wholly owned subsidiary of Colossus, holds a 75% interest in a joint venture company called “Serra Pelada Companhia de Desenvolvimento Mineral” (“SPCDM”). The other 25% is held by Cooperativa de Mineracao dos Garimpeiros de Serra Pelada (“COOMIGASP”). Title to the tenement covering the Serra Pelada Mine is held by SPCDM. Property Description and Location The Serra Pelada Mine is located near Marabá in the State of Pará, part of the Amazonian region of Brazil. The State capital, Belém, is located at the mouth of the Tocantins River on the South Atlantic Ocean coast about 600 kilometres NNE of Serra Pelada. The Serra Pelada Mine is held under Exploration License No. 1485 initially issued by the MME on February 21, 2007under the process designated DNPM 850.425/90. The Exploration License is located 90 kilometres south of the town of Marabá and comprises an area of 100 hectares located partly within a larger license, 813.687/69 held by Companhia Vale do Rio Doce (“VALE”) and includes the Serra Pelada pit. Exploration licenses are granted for a maximum period of three years, provided that all requirements are met and the area of interest does not overlap with an existing license. There is an annual fee of R$1.90 per hectare during the initial period and R$2.87 during an extension period on mineral rights to be paid to the Brazilian government. Exploration licenses can be extended for a second period no longer than three years. The renewal is at the discretion of the DNPM. Mining concessions can be applied for following a final exploration report to be submitted to, and approved by the DNPM by the final expiry date of the exploration license. A mining concession does not convey title to a mineral deposit but provides the holder with the right to extract, process and sell minerals extracted from the deposit in accordance with a plan approved by the DNPM and environmental authorities. The holder of a mining concession must pay the government the financial compensation for the Exploitation of Mineral Resources (“CFEM”), a federal royalty, which is established at 1% of the net sales of gold ore or 0.2% of the net sales of other previous metals. In addition, a royalty must be paid to the landowner if the surface rights do not belong to the mining titleholder. This royalty amounts to 50% of CFEM. Colossus has submitted and received approval from the DNPM for its final exploration report and it has also submitted a mining plan and ore resource estimate to the DNPM. Colossus has also submitted its Environmental Impact Study and Plan for Recovery of Degraded Areas (“EIA/Rima”) to the appropriate authorities and has completed the required public hearings. Serra Pelada is now fully permitted and construction is underway. - 82 -

Under the terms of its agreement (as amended) with COOMIGASP, Collosus will be required to make a monthly payment to COOMIGASP of R$350,000 ($206,000) and will finance COOMIGASP's portion of the development costs until production commences. Reimbursement of funds advanced on COOMIGASP's behalf by Colossus will commence on the second year of production and will be payable in equal quarterly instalments over a two year period. In addition, the premium payments have been amended such that Colossus will make a life-of-mine payment to COOMIGASP per kilogram of precious metal sold from mine production in Brazilian Reals as follows:

Range of Production (millions of ounces of metal)		Premium per kilogram of precious metal produced *	Premium per ounce of metal produced
From	To		
---	2.03	R$1,445 ($850)	R$41.99 ($26.44) **
2.03	4.79	R$975 ($573)	R$28.30 ($17.82)
4.79	10.26	R$900 ($529)	R$26.12 ($16.45)
10.26	17.65	R$900 ($529)	R$26.12 ($16.45)
17.56	---	R$900 ($529)	R$26.12 ($16.45)

* Precious metal is defined as any one of gold, platinum, palladium, rhodium, osmium, ruthenium or iridium
** R$1 = $0.5880 (November 9, 2009)

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Serra Pelada Mine is located approximately 90 kilometres south-west of the town of Marabá (population approximately 157,000 according to the 2005 census) which is located on the Tocantis River. There are two highways in the area, one of which is the TransAmazon Highway which runs from Estreito on the Brasilia-Belém road north through Marabá and Altamira, westwards to Rio Branco and on to Cruzeiro do Sul in the far western state of Acre. There is a major airport at Marabá and daily jet services to and from Brazilia. From Marabá, a local paved road leads due south and then west, for a total of 100 kilometres to the turn-off east of Curionópolis (population 18,000) and a 30 kilometre stretch of formed gravel road provides access to the Serra Pelada Mine. The journey from Marabá to Serra Pelada takes approximately 2.5 hours. There is also an airport which is located half-way between the closed town of Carajás and the city of Parauapebas and there is weekday service to Carajás airport from Brasilia. The 18 kilometre journey from Parauapebas takes 15 minutes. Colossus has a local base at Parauapebas (population 119,000 in 2007) as does Intertek, the laboratory used by Colossus for preparation of the Serra Pelada samples.

The climate at Serra Pelada is equatorial with little variation in mean monthly temperatures throughout the year. The average maximum temperature for Marabá is 31.6 degrees Celsius and the average minimum is 22 degrees Celsius. There are two distinct seasons at Serra Pelada – winter is warm and dry and summer is wet and humid. Three-quarters of the annual precipitation falls from December through April. In July, the average rainfall for the month is 21 millimetres, but in February and March, the monthly rainfall exceeds 350 millimetres. Rainfall intensity can be quite severe. The annual average rainfall is 2,082 millimetres.

The economy of the region depends heavily on mining, principally from the iron ore mines of Carajás. VALE is developing five projects in Southern Pará located within a radius of 90 kilometres from Carajás. Marabá is the market centre for the region and it is a hub for road, rail and river transport. There are many experienced miners in the vicinity and the university at Marabá is focused on training professionals for the mining industry. The Tocantis River and its tributaries are of vital economic importance to the region, both as a source of fresh water for the population and industry and as a source of hydro-electric power.

Serra Pelada is in a moderately fertile region and agricultural products include rice, corn, beans, palm oil, banana, tomato, watermelon, coffee, avocado, guava and cashew. There is extensive cattle ranching, producing both milk and meat, throughout the region. The forest areas have been exploited for

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fuel wood for domestic use and especially for the production of charcoal, which is an important material for the production of pig iron from small plants in Marabá. The burgeoning mining industry in the Carajás mineral province has required a massive investment in infrastructure and to create transport routes for industrial and agricultural exports. One of the biggest iron deposits in the world in based on the iron ore deposits in the Serra dos Carajás near Parauapebas. The Projeto Grande Carajás Mining and Industrial Zone (“PGC”) is gazetted over an area of 40,000 square kilometres and involves a total investment of $62 billion. The town of Carajás has been completely rebuilt and is closed to all but VALE workers. VALE constructed a heavy duty rail line which is 892 kilometres long from the iron mines to the Atlantic port of São Luis and the nearest railhead to the Serra Pelada Mine is at Carajás, 50 kilometres by road from Serra Pelada. VALE continues to make immense capital expenditures in Brazil to support its mining operations. Other minerals such as gold, copper, nickel, manganese and bauxite have also been found in significant quantities in the Carajás mineral province and more reserves of minerals are discovered each year and, although much is exported in its raw form, there has been some attempt at refining it in the region. Industrial plants in the area include the aluminum smelter at Belém (which is the largest industrial plant in Latin America) and a steel mill in São Luis. Just downstream from Marabá, the Tucurui hydro-electric dam is the largest hydro-electric project in the world, with three others also located on the Tocantins River and seven more planned. A branch of the main Tucurui hydro-electric power transmission line provides power to the Serra Pelada Mine. The Carajás mineral province lies within the South Pará Plateau, in which altitudes vary from 500 metres to 700 metres. A series of NNE-SSW trending ranges project above the plateau and Serra Pelada lies on the south-east flank of one of these, the Serra Sereno mountain range, with peaks up to 600 metres above sea level. The stream banks are terraced and capped with iron-aluminous laterite, currently being actively eroded. Drainage in the area flows into the Sereno Gorge, part of the Rio Parauapebas system and a tributary of the Serene Gorge flows north-east from Serra Pelada. Although the vegetation was originally dense evergreen tropical rain forest, all of the original vegetation around the Serra Pelada Mine has been cleared for pasture and subsistence cultivation. History The author of the Serra Pelada Report has not detailed the history of the Serra Pelada Mine in the Serra Pelada Report. Instead, he has referred the reader to the discovery and history of the Serra Pelada Mine which was discussed in detail in the previous report on the Serra Pelada Mine dated December 19, 2007 entitled “Technical Report on the Serra Pelada Gold-Platinum-Palladium Project in Para State, Brazil, for Colossus Minerals Inc.” (the “2007 Report”). The 2007 Report is also available for review under Colossus’ profile on the SEDAR website located at www.sedar.com. Accordingly, the following discussion concerning the history of the Serra Pelada Mine has been summarized from the 2007 Report. Until the 1960’s, geological work carried out in the Carajás region had always been restricted by lack of access to the vicinity of the major rivers. In 1966, DNPM/PROSPEC published the results of Project Araguaia which involved the acquisition of aerial photo coverage and photo-interpretation of the Carajás region. No mineral discoveries were reported as the field work once again was restricted to the major drainages. The bare patches in the rain forest which later turned out to be high-grade iron ore were interpreted at the time to calcareous sandstone. The first mineral exploration in the Xingu-Araguaia belt was carried out by Companhia de Desenvolimento de Indústrias Minerais (“Codim”), a subsidiary of Union Carbide, which discovered the manganese deposit of Serra do Sereno near Serra Pelada in 1966. This discovery motivated US Steel, through its subsidiary Companhia Meridional de Minerações (“CMM”) to commence broad-scale exploration in the region. In July of 1967, a Brazilian team discovered high grade iron ore and US Steel wanted to develop the Carajás iron deposit, but the Brazilian government was unwilling to give a foreign country control over such an important national asset. In 1970, the Brazilian government created a joint - 84 -

venture company, Amazônias Mineração SA (“AMZA”) of which 51% was owned by VALE, the Brazilian government state enterprise, and 49% was owned by CMM. In 1974, AMZA was granted the rights to all iron ore in the Carajás mineral province. Exploration continued until 1977, when CMM withdrew from the project and VALE purchased CMM’s 49%. AMZA, then wholly owned by VALE, was granted the rights for mineral exploration and development of the entire Carajás mineral province. In 1978, start up was commenced laying the Carajás railroad, effectively launching the implementation of the Carajás iron ore project. In 1979, a farm worker found gold at Serra Pelada and the owner of the property attempted to keep the discovery a secret, but soon tens, then hundreds, then thousands of prospectors came to dig for gold. In May of 1980, the federal government of Brazil intervened and excised an area of 100 hectares from the tenement held by VALE, as there were already some 30,000 garimpeiros working the Serra Pelada deposit. A condition of the excise was that all gold produced would have to be sold to VALE’s exploration subsidiary, Rio Doce Geologia e Mineração SA (“DOCEGEO”) as buying agent of the Federal government savings bank (Caixa Econômica Federal – “CEF”). After casting, the gold was transferred to CEF for refining. Also, each garimpeiro was assigned a specific two metre by three metre claim. The first batch of claims was assigned in May of 1980. By the end of 1980, there were tens of thousands of garimpeiros active in the Serra Pelada pit, which was the largest gold mine in Brazil and the biggest city in Amazonia at the time. The pit was informally named “Babilônia” and reached a length of 400 metres by 300 metres wide to a depth of over 120 metres below surface, all dug by hand. Accordingly to Meireles & Silva (1988) 32.6 tons (1.04 million ounces) of gold was extracted, but unofficial figures place the amount closer to 70 tons (2.2 million ounces) of gold. A condition of the grant of Exploration License No. 1485 to COOMIGASP in February 2007 was that only mechanical equipment would be used in the mining operation and COOMIGASP was obliged to present its proposed exploration program to the government and, within three years, a feasibility and environmental impact study and mining program. The Final Exploration Report including the environmental, mining and feasibility studies were submitted by and in the name of SPCDM in September of 2009 and the exploration license was subsequently transferred into the name of SPCDM. VALE began exploration drilling in the vicinity of Serra Pelada in 1980 immedately after the discovery was made, including soil sampling, structural and geological mapping of the mineralized area and diamond core drilling in order to estimate the resources. From the commencement of exploration until mid-1998, a total of 195 core holes were drilled by VALE inside the area being exploited by garimpeiros, together with two metallurgical test holes. Most were angle holes with azimuths and inclinations calculated to intersect the mineralization at depth, according to the estimated plunge of the mineralized zone. Systematic down-hole surveys were carried out using Tropari and Maxibor equipment. The drill core was logged lithologically and the logs stored in the database. Based on the lithology, the core was split in half and one half core was sent for assay. The samples from Serra Pelada were analyzed in VALE’s own laboratory in Belém until 1997. From 1997, most samples were sent to the commercial laboratory NOMUS. During 1997, some samples were still analyzed at VALE’s laboratory using fire-assay/AAS finish and also in the laboratories of the Igarahape Bahia mine and Fazenda Brasileiro mine, but from early 1998, all samples were analyzed in the NOMUS laboratory and the analytical results have all been compiled in a spread sheet file. Colossus has been granted access to the VALE database and the preserved drill core from the exploration program on Exploration License No. 1485. Since November 2007, Colossus and COOMIGASP have carried out an extensive diamond core drilling program which has verified that continuation of the high grade gold-platinum-palladium mineralization below the base of the previously mined pit and for a distance of at least 500 metres beyond the old pit. More than 40 diamond drill core holes for 11,000 metres have been drilled by COOMIGASP, additional to the previous 40,000 metres in 200 holes drilled in the past by VALE. Colossus has submitted more than 6,000 samples for analysis and the database to the end of December 2009 contained in excess of 163,000 awways from 61,000 samples. - 85 -

Various historical estimates for the remaining resources at Serra Pelada have been reported. These historical estimates however are not reported in accordance with NI 43-101 and it is uncertain whether additional evaluation and/or further exploration will allow these historic estimates to be reported as current resources or reserves. The historic estimates are relevant and material as they have been carried out by persons who are competent in the Brazilian jurisdiction, but are not qualified under the definition contained in NI 43-101 as these persons do not belong to a professional association recognized by NI 43-101. Geological Setting Regional Geology The Brazilian Shield (“Shield”) extends over much of South America east of the Andes Mountains. The major tectonic units of the Shield are the Mesoproterozoic Amazon, São Francisco and the Rio de la Plata Cratons, surrounded by Neoproterozoic orogenic belts. There are many smaller cratonic fragments, such as the São Luís Craton. The Amazon Craton is the largest preserved block in the Brazilian Shield. Deformation is concentrated along the Neoproterozoic Araguaia orogenic belt on the eastern flank of the south Amazon Craton. Gold deposits are concentrated in the Archean and Paleoproterozoic terranes, including the Archean Carajás Mineral Province of the Amazon Craton. The Carajás Mineral Province is composed mostly of granites and greenstone belts and hosts the largest gold deposits in the Amazon Craton, including Serra Pelada and the Salobo and Igarahapé Bahia Cu-Au deposits. The Carajás Mineral Province is an Archean nucleus which has been divided into two different tectonic units, the northern and the southern blocks. The southern block is the older and is known as the Rio Maria granitoid-greenstone terrain. It contains greenstone belts of the Andorinhas Supergroup and the associated Rio Maria, Mogno and Parazônia Archean intrusive granitoids. The northern tectonic block is referred to as the Itacaiúnas Shear Belt. The basement is mainly composed of gneisses and migmatites of the Xingú Complex dated at 2,800 million years ago and east-west trending orthogranulites of the 3,000 million years ago Pium Complex. The basement is overlain by the Carajás Basin, which is host to most of the mineral deposits in the Carajás Mineral Province. The formation of the Carajás Basin was initiated by regional extension of continental crust late in the Archean forming major dextral strike-slip faults. The same faults were later reactivated by sinistral transpression. The oldest rocks in the Carajás Basin are volcano-sedimentary rocks of the Itacaiúnas Supergroup which accumulated in the Late Archean about 2,700 million years ago. The Itacaiúnas Supergroup is overlain unconformably by siliclastic marine platform sandstornes and siltstones of the Águas Claras formation and the last Archean Rio Fresno Group dated at 2,670 million years ago. During the Proterozoic, around 1,880 million years aso, anorogenic granite plutons of the Central Granite and the Cigano Granite were intruded. The anorogenic Cigano Granite is exposed about 15 kilometres west of the Serra Pelada deposit. Dioritic and granodioritic plugs and gabbro dikes of uncertain agee also occur in the area. Local and Property Geology The mineralization at Serra Pelada is hosted by metasedimentary rocks of the Rio Fresco Group. The lithologies include metaconglomerate, metasandstone, dolomitic carbonate and metasiltstone. About five kilometres east of the deposit, mafic-ultramafic rocks of the Rio Novo Group outcrop, composed of tholeitic and calc-alkaline levas with intercalations of BIF, metamorphosed to amphibolite facies. The Rio Novo Group forms the basement on the Serra Pelada area. The Serra Pelada gold-platinum-palladium mineralization is located in the hinge zone of a recumbent syncline. Dolomitic carbonate occurs at the base and is conformably overlain by meta-siltstones. The morphology of the mineralization broadly follows the contact between dolomitic carbonate and a carbon-altered meta-siltstone. Weathering has oxidized the clastic metasedimentary rocks and - 86 -

leached dolomitic carbonate. The base of the oxidation profile, located at a depth of 300 metres is marked by a knife-edge limit between unaltered dolomitic carbonate and a loose sandy material, with the impregnation of iron and manganese oxide and hydrozide. Volume reduction, caused by decalcification of the dolomitic carbonate, developed collapse breccia generally enriched in supergene manganese oxides. All mineralization at Serra Pelada is intensely oxidized, and primary economic mineralization is as yet unknown beyond the base of the oxidation profile. Researchers have attributed Serra Pelada to a variety of deposit types. It displays some, but not all, of the characteristics of sediment-hosted deposits labelled as “orogenic” and “sediment-hosted epithermal”. Recent data indicates that Serra Pelada bears strong similarities to unconformity-related uranium-previous metal deposits, of which Coronation Hill in Australia is a classic example. One of the most important characteristics of unconformity-related deposits is that the average grade of mineralization is high, and in addition to uranium, these deposits may also contain nickel, silver, molybdenum, copper, lead, zinc, bismuth, selenium, arsenic, gold and PGM. Exploration Prior to the commencement of the Colossus Phase 1 drilling program in November of 2007, exploration at the Serra Pelada Mine by Colossus included: • topographic surveying by Resource and Exploration Mapping Pty Ltd (“REM”) and orthorectification of a one metre resolution IKONOS image (by Geoimage Pty Ltd) as a base for site work on the Exploration License. The results of this work include a new digital elevation model for geological and drilling control, plus mapping of cultural and access features. Accurate (< one metre) locations of fourteen remaining VALE drill collars and the locations of the boundaries of the Exploration License were also determined by the REM survey; • compilation and preliminary analysis of the VALE drill hole, lithology and assay databases - these data were utilized to guide the locations of Colossus proposed drilling and for the preparation of drill and geological sections and plans; • acquisition and relocation of about 40,000 metres of VALE diamond drill core to the Colossus facility in Parauapebas. This important core library was catalogued and racked in Parauapebas; • resampling and assaying (gold, platinum, palladium) of selected intervals (totalling 2,000 metres to date) of VALE core, following the protocols set down in section 14 of the Serra Pelada Report; • site works for the drill pads for Phase 1 diamond drilling by Boart Longyear under contract to Colossus; • development of first pass 3D and geological models to guide this drilling. Surface geological mapping of tailings and waste from previous operations was completed and structural/lithological studies on bedrock exposures and VALE core carried out. This work guided the siting of the Colossus diamond drill holes; and • together with information from the current drill program, the objective was to provide an adequate basis for resource delineation at Serra Pelada. The work carried out in the period from November 2007 is set out in detail below under “Drilling” and “Sampling and Analysis”. The Serra Pelada Mine was identified as Colossus’ most significant asset and spending of $7.5 million, including option payments, was incurred during the fiscal year to July 31, 2008. A further $14.9 million was spent on the Serra Pelada Property in fiscal 2009, including exploration expenses and option payments. - 87 -

The database for the entire Colossus Serra Pelada program has been contracted to an independent specialist data management company, REM, which uses Maxwell’s “DataShed” system as the front to their on-site SQL Server database to receive, verify, validate, store and supply data that complies with NI 43-101 requirements for resource modeling. The Colossus data base operates through a Graphic User Interface (“GUI”) portal to Microsoft Access software. REM also provides data capture services and data conversion to and from numerous formats for Colossus, and manages the entire audit trail for every bit of data. David Jones was granted access through REM to the entire Colossus database for the purposes of the Serra Pelada Report, and found the DataShed system to be far more rigorous than, and superior to, any previous data management system he had experienced. Mineralization The main gold-platinum-palladium zone at the Serra Pelada Mine cropped out in what is now the northern end of the open pit and was mined over about 300 metres strike length to the southwest and to depths of around 120 metres in the pit. The VALE and Colossus drilling demonstrates that the mineralization continues at depth under the southern half of the pit, strikes more or less continuously at least 500 metres to the southwest to the boundary of the Exploration License and is open to the southwest of this boundary. The rocks have undergone supergene oxidation to depths in excess of 300 metres below surface. The Central Mineralized Zone (“CMZ”) overprints metasediments occupying the hinge and inner limbs of a northwest facing, southwest plunging, reclined synclinorium that plunges gently southwest from the historical open pit. Some gold-platinum-palladium mineralization to the east and west of the main zone has also been encountered in the drilling and some of this was mined in sections of the Serra Pelada pit. The CMZ is characterized by intense carbon and also argillic alteration, inboard of siliceous alteration mantling the synclinorial hinge. The highest grades of gold, platinum and palladium typically occur in the steeply dipping hinge at the contact between the metasiltstone and de-calcified carbonate (“sandstone”). This zone has up to 150 metres vertical extent and in places is more than 50 metres wide. Mineralization is fracture-controlled at all scales, associated with steep, post-D2 faulting that provided conduits for the mineralizing fluids. On the limbs of the syncline, mineralization and alteration form shallowly dipping, broadly stratabound zones, apparently associated with overprinting D2 fold-fault systems. Gold-PGE mineralization is spatially and temporally associated with intense hydrothermal carbon and argillic (kaolinite-mica) alteration and to a minor extent with iron oxide-rich breccias. Alteration is fracture controlled at all scales and is strongest in fault-related siltstone breccias. Carbon-rich and argillic alteration involved de-silicification but broadly synchronous siliceous alteration, mainly replacing calcareous sandstones, discontinuously mantles the CMZ. Mineralization was sulphide-poor, but trace pyrite, some PGE selenides and hypogene hematite are preserved in siliceous alteration, surviving the supergene oxidation and decalcification overprinting the deposit and surrounds. The gold-platinum-palladium in the Serra Pelada deposit generally occur together in relatively constant proportions, suggesting that they were deposited from a single hydrothermal fluid, in which they most likely travelled as chloride complexes. The geochemistry of mineralization and lateration is consistent with acidic, highly oxidized, metal-transporting brine being introduced along structurally-controlled zone, and reacting with the highly intensely reducing carbon-rich environment concentrated in the synclinal fold hinge. This resulted in the reduction of the oxidized fluid, with the noble metal minerals precipitating. Replacement of dolomite by silica in the surrounding rocks may have contributed to the de-acidification of the mineralizing fluids and enhanced the dumping of precious metals along the contact. - 88 -

Drilling Core Drilling The Colossus Phase 1 drilling program was carried out by contractor Boart Longyear. Boart Longyear had previously drilled the Serra Pelada deposit under contract to VALE in 1997-98 and was experienced in the area. A single diamond core rig commenced drilling in November 2007 and by the end of March 2008 had completed four holes for a total of 1,156 metres. A second drilling rig was mobilized and commenced drilling in April 2008. The Phase 1 program of 5,129 metres of HQ core in 17 holes was completed in August 2008. Drilling was focused on the CMZ along 250 metre strike length down plunge and southwest of the historical Serra Pelada open pit. One additional hole (SPD009) was abandoned due to poor drilling conditions. All holes were prefixed “SPD”. All completed Phase 1 drill holes intersected apparently mineralized material but SPD-003, SPD-005 and SPD-006 were off target. One drill hole, SPD-017 tested the Western Zone of mineralization just to the west of the historical pit. This is a separate target from the CMZ Zone, with limited historical drilling. Additionally, two PQ diamond hole (SPD-019 and 020) were drilled during Phase 1 to provide samples for initial metallurgical test work. In January 2009 Colossus commenced its Phase 2 drilling program. The contractor selected for this phase, after competitive bidding, was Minas Trading (“Minas”) of Belo Horizonte, a Brazilian company with considerable experience drilling iron ore. The planned program was for 5,000 metres of core drilling to be completed by May 2009. By April 2009, a review of all results received to that time encouraged Colossus to expand the Phase 2 program. Three diamond rigs were on site, with drilling extended to continue through end 2009, focused on 500 metres of strike length of the CMZ as well as testing new targets to both the east and west of this zone. The earlier VALE drilling had involved sub-vertical holes on lines 50 metres apart; Colossus planned to close up on lines 25 metres apart, drilling as shallow angle holes as technically possible from the south-east, with a few scissor holes from the north-west on each section. An additional drilling rig, operated by Energold Drilling Corporation (“Energold”) based in Belém, commenced work testing the tailings remaining in the Serra Pelada pit in October 2009. Energold specializes in shallow-angle holes, and this work required holes inclined at 45 degrees or less. Reverse Circulation (“RC”) Drilling In April 2009 Colossus commenced a planned 2,000 metre RC drilling program at Serra Pelada. This was intended to supplement the core drilling of the CMZ, testing for mineralization outboard of the CMZ, but within the bounds of a conceptual open pit development. Another objective was to evaluate tailings and waste from the historical open pit that were stored outside the pit to the northwest. Furthermore, the program increased the productivity of diamond drilling by drilling RC pre-collars and facilitated hydrological tests in previously completed drill holes. RC sample quality and recoveries were adequate for assaying to depths of around 100 metres in siltstones and 60 metres in sandstones. Face sampling hammers rather than cross-over sub systems were used to ensure sample quality. A total of 39 holes for 863 metres were drilled to evaluate the tailings and waste outside the pit. Surveying Real Time Kinematic surveying (“RTK”) using the Global Positioning Satellite (“GPS”) system has been used for a variety of different surveying applications and the use of this GPS method for survey work has become widely accepted in the last 10 years. The RTK technique competes well with traditional survey methods in terms of accuracy, cost and efficiency, and also complies easily with Class C survey standards as required by current legislation in Australia if related to an accurately located (<2cm error) base station or benchmark. REM established an accurately located base station at a readily accessible former VALE water bore site within the Serra Pelada tenement and all Colossus survey data is referenced to this base station. The datum used is the South American Datum 1969 (“SAD69”) which is the official grid datum in Brazil. All grid references in the Serra Pelada Report are related to SAD69. Prior to the commencement of drilling a hole, each Colossus drill site is marked out using Differential GPS (“DGPS”) or RTK surveying equipment. If this equipment is not available, a GPS unit is - 89 -

used and a GPS measurement at the Colossus datum point is taken both before and after the drill site has been pegged. Any error detected relative to the datum point is calculated and applied to the drill site location. The drill site is checked and, if necessary, re-marked out after the drill pad has been prepared. A drill hole collar document is completed and a scanned copy placed on the REM data portal for validation and insertion into the database. All drill rigs are set up and/or checked by a project geologist for the azimuth and inclination of the proposed drill hole. Only after this has been completed is drilling allowed to commence. Azimuth measurements are made by compass with appropriate declination and marked out with string for rig alignment. The project geologist also uses an electronic inclinometer on all sides of the drill rig to ensure the drilling platform is horizontal within 0.5 degree error. The electronic inclinometer is calibrated once a month at the designated calibration point. Once drilling has commenced, down hole surveys of each drill hole are made each 50 metres of drilling advance. All downhole surveys are made with Maxibor or Gyro surveying equipment. The data is downloaded in the Serra Pelada field office and sent electronically to Colossus’ Chief Geologist for checking with minimal delay. On completion of a drill hole, a final downhole survey is made and both digital and hardcopies of the survey data are sent to Colossus’ Chief Geologist. Hardcopies are archived in Parauapebas and digital copies placed on the data portal for validation and insertion into the database. After completion of the drill hole and removal of the drill rig, a final survey of the drill hole collar is made by DGPS or RTK as soon as possible. On completion of the final survey collar pickup the collar location is sent to REM with minimal delay and updated on hardcopies which are scanned and placed on the data portal for validation and insertion into the database. Sampling and Analysis VALE Drill Core The 40,000 metres of stored core from the earlier VALE program of 200 drill holes was recovered from VALE and removed to the Colossus security compound in Parauapebas in late 2007. Colossus commenced by re-logging the entire 40,000 metres of core, followed by a systematic program of re-sampling and assaying selected intervals of this core, in order to verify the results previously reported by VALE. The re-assay program involved sampling of complete intervals of remaining half core from drill holes outside the Serra Pelada pit, covering a representative spatial and temporal spread of VALE drilling. The first phase of VALE core sampling (by Colossus personnel) and sample preparation by SGS Geosol Laboratories (“SGS”) was carried out under strict protocols recommended independently by Pitard (2007). Colossus QA/QC measures involved the systematic insertion of blanks, duplicates and certified gold–PGE reference materials in the sample stream by Colossus personnel prior to secure shipping to the SGS sample preparation facility in Parauapebas. Then the VALE drill core re-sampled by Colossus was analyzed by SGS at their Belo Horizonte laboratories. Initially, a 50 gram sample of both the + 106 micron and – 106 micron fractions was fire assayed by SGS, with ICP-AES finish for gold, platinum and palladium. In the first phase, 605 samples representing 623 metres of historic core were assayed by SGS for gold, platinum and palladium. Quartz washes were used after each sample as a precaution against contamination from very high grade and carbonaceous samples. Quartz washes after very high grade samples were analyzed. The laboratory routinely analyzed every 20th quartz wash sample. Replicate assays were performed by SGS every twenty samples and the duplicate samples were plotted and monitored for variation greater than 95%. Batches containing unacceptable duplicate variances were re-analyzed. Standard pulp samples were inserted at one in 50 frequency rate and blank pulp samples were inserted at one in 100 frequency rate. SGS dispatched assay certificate originals directly to REM. The SGS assay results for blanks, duplicates and replicates were generally satisfactory. A range of sample types were submitted by Colossus to Genalysis Limited (“Genalysis”) in Perth, Australia, for independent laboratory checks. Where possible, these included splits of rejects from coarse crushes, non-subsampled and previously sampled pulps and Genalysis inserted other gold and PGE reference materials in all batches. Genalysis performed screen fire assays on the pulverized rejects (>95% passing 106 microns) from the crushed (>95% passing 1.7 millimetres), dried samples. Pulps were rehomogenized and fire-assayed for gold-platinum-palladium utilizing 50 gram or 25 gram aliquots - 90 -

and lead collectors and also for gold and the complete PGE suite utilizing 25 gram aliquots and nickel sulphide (“NiS”) collector materials. Additional blanks and duplicates were inserted in the assay streams by Genalysis and replicate assays were performed every twenty samples. Quartz washes were used by Genalysis after each sample as a precaution against contamination from very high grade and barbonaceous samples. Quartz washes after very high grade samples were analyzed and the laboratory routinely analyzed every 20th quartz wash sample. Genalysis dispatched assay certificate originals directly to REM. The Genalysis assay results for blanks, duplicates and replicates were generally satisfactory. Following receipt of the Genalysis check assay results, Colossus modified their analytical procedure. In February 2009, Colossus announced results from the systematic assaying of core samples from seven drill holes representing 128 metres of down-hole intersections in the CMZ. The assay values include platinum (up to 299 grams per tonne), palladium (up to 387 grams per tonne), rhodium (up to 7.7 grams per tonne) and iridium (up to 4.9 grams per tonne). Significant assays for continuous intervals of gold-PGE mineralization are detailed in the Serra Pelada Report. These drill holes are from more southerly sections of the CMZ. The assayed intervals apparently represent high-PGE subzones that warrant further drilling to establish continuity. Platinum/palladium ratios are also higher than expected from historical data for these subzones. The high gold-PGE subzone in FD-072 has been shown by subsequent Colossus drilling to be continuous with mineralization in the upper and outer fold hinge, up to 200 metres to the north-east. Colossus Drill Core At the drill site, each run of core is transferred by the driller from the core barrel into wooden core trays provided by Colossus. Each channel of the tray is lined with black builder’s plastic, with an extra ten centimetres of plastic projecting out of the top of each side of the channel. After insertion by the driller of the core markers with details of each run stamped on them, the excess plastic is folded over the top of the filled channel to minimize disturbance of the core during transit, and a wooden lid nailed on top of the tray. The core is protected from rain, any other contamination and interference and held under strict security at all times. The drilling contractor delivers lidded, boxed core from the drill site to the Colossus compound in Serra Pelada as soon as possible after the core is retrieved and a core box is filled, together with the driller’s log. Upon receipt of the core at the Colossus Serra Pelada facility, Colossus technicians open each box and check that each box is labelled with drill hole number, meterage interval, beginning and end of core interval, drilling azimuth and inclination, core separators labeled with meterage and recovery of core interval, and that the core is inserted in the correct positions in the trays. The technicians at Serra Pelada also check that the drilling recoveries and meterages match those of the core within the core tray and the driller’s log. The driller’s log is scanned at the Serra Pelada compound and sent by satellite email to the data portal for validation and insertion into the database. On completion of the field checks, the core is wrapped again in the plastic liners before the core tray lid is nailed to the box. The technicians ensure that the core boxes and lids are in good condition and core material and containers are free from contamination. They then weigh and record the weight of each core box and store under strict security ensuring no interference prior to transfer, as soon as possible (e.g. daily) to Colossus Parauapebas facility. Transfer of the sealed core boxes to Parauapebas is done under secure conditions by Colossus staff and involves minimal vibration, jostling and contamination of core material. On arrival at the Parauapebas core shed facility the core boxes are weighed and the weights are compared with the dispatch records from the Serra Pelada site office. The core boxes are opened and inspected and the plastic liners trimmed of excess material and nailed down. The core is cleaned of drilling lubricants with a thin edged spatula. The drill core is photographed in individual boxes with hole ID, box number and depth interval displayed in large lettering on an A4 printed page. The core photos are downloaded onto the core shed geology computer and archived in the Parauapebas office. A copy is put onto the data portal for validation - 91 -

and insertion into the database. The core is then logged for lithology, alteration, structure and geotechnical details by the project geologist using the Colossus logging codes. All logs are scanned and digitized and put onto the data portal for validation and insertion into the database. All hardcopies are archived in the Parauapebas office. For more complete details concerning the sample preparation and logging, please refer to the Serra Pelada Report. In March 2009, a Genalysis affiliate, Intertek, opened a new sample preparation facility near the Colossus security compound in Parauapebas. To speed up assay turnaround, Colossus engaged the services of Intertek following stringent testing which verified that Intertek could achieve Colossus’ preparation protocols. Gold, PGE and other assaying would be carried out by Genalysis at their Perth laboratory in Australia. The first batch of samples prepared by Intertek and incorporating a number of QA/QC checks was submitted to Genalysis in April 2009. Analysis for the Colossus Phase 1 drilling program were performed by SGS, following the same protocols as were used for the VALE drill core described above. Some 350 pulps plus reference materials and blanks as returned from the SGS assay program were submitted to Genalysis in Perth. The pulps represented assayed core intervals totaling 360 metres in ten Phase 1 drill holes, and included a broad range of precious metal grades and SGS assay batches. In addition to providing further information on the distribution of the full PGE suite at Serra Pelada, this assay program served as a check on previously announced results for gold, platinum and palladium, essentin in view of the difficulties of assaying very high grade gold-platinum-palladium materials. Genalysis re-homogenized the pulps and the mixer mills were subject to quartz washes after each sample to eliminate potential sample carry over. Every fifth quartz wash was assayed for gold and PGE, generally indicating minimal sample loss to pulveriser vessel walls. Re-homogenization, as evidenced bycheckand repeat assays, was largely effective in minimizing coarse gold effects, although variations in gold results for some high grade samples may reflect such sample heterogeneity. PGE results are more uniform. The Genalysis 25 gram fire assays for gold and PGE’s utilized NiS collectors with ICP-MS finish. A total of 23 check assays were done by this method. Genalysis performance on these checks, blanks and five certified reference materials (including high grade gold and PGE standards) were all within acceptable ranges, as were new assays of reference materials utilized in previous assay programs. The Genalysis 25 gram fire assays for gold, platinum and palladium (85 repeats in all), utilizing lead-rich collectors with ICP-MS finish, were performed on a selection of medium to high grade samples and for which discrepancies with SGS assays were evident. Agreement between Genalysis repeats and NiS fire assays in excellent for platinumand palladium an also for gold, generally within 10% even for bonanza samples, the repeats averaging slightly higher gold values. In August 2009, Colossus announced the results of this assay program, the details of which are set out in the Serra Pelada Report. The Phase 2 drilling program analysis are all being carried out by Genalysis in Perth, following sample preparation by their affiliate Intertek in Parauapebas. On delivery of samples to Intertek, an official laboratory document recording the delivery date, number of samples and transport date/arrival to other facilities (if required) is provided for archival in the Parauapebas office. A copy is scanned and digitized and placed on the date portal for validation and insertion into the database. Initial Phase 2 assays carried out by Genalysis include gold-platinum-palladium only. Assaying for additional elements is determined by the gold-platinum-palladium assay. Samples for re-assay and additional element analysis are selected by Dr. Chris Grainger (Chief Geologist for CMI) and Dr. Vic Wall (Vice-President of Exploration for CMI). All assays that include uranium and mercury are reported separately on different assay certificates and arrival/delivery certificates. The analytical procedure used by Genalysis is detailed in the Serra Pelada Report. An assay certificate is forwarded by the laboratory to REM as soon as possible and the assay certificate states the sample preparation protocol and method and the analytical protocol and methods used. A hard copy of the assay certificate is forwarded to and archived in the Parauapebas office. All pulps, splits and rejects - 92 -

from the laboratory are returned and archived at the Parauapebas core shed routinely. All pulps weighed and checked for correct/corresponding sample numbers and a pulp storage document is scanned and digitized and placed on the data portal for validation and insertion into the database. Additionally, all quartz wash material is returned to the Parauapebas core shed for storage. Between June and September 2009, Colossus announced assay results for three batches of samples from their Phase 2 diamond drilling program. Results for eleven Phase 2 drill holes are detailed in the Serra Pelada Report. These Phase 2 drill holes were HQ-cored for a total of 3,440 metres and drilling was focused on the CMZ. Step-out drill holes SPD-023 to SPD-034 have contributed materially to the definition of gold-platinum-palladium mineralization, including ultra high grade subzones in the CMZ. SPD-034 exhibits four high grade (>100 grams per tonne gold equivalent) subzones including 3.98 metres at 713.1 grams per tonne gold, 316.5 grams per tonne platinum and 475.9 grams per tonne palladium with replicated assays up to 1,784 grams per tonne gold, 805 grams per tonne platinum and 1,213 grams per tonne palladium. Colossus also confirmed a new mineralized horizon called the Western Mineralized Zone. This newly recognized prime target is localized around the shallowly dipping siltstone-sandstone contact on the shallowly dipping lower limb of the reclined synclinorium. Colossus RC Drilling Samples were taken at one metre intervals directly from the drill discharge on the rig while drilling was in progress. A riffle splitter system, attached to the sample return hose cyclone sampling system, was utilized. Two samples were taken during the drilling process: 1) a minimum two kilogram sample (laboratory sample) was taken from the riffle splitter system and sent for analyses; 2) a larger sample, of all remaining material in the one metre drilling advance, was taken from the excess that did not pass through the rifle splitter system. This sample was used for archival and was left at the drill site. Where a minimum two kilogram sample was not able to be collected from the riffle splitter system a 'spear' was used to resample the larger archival sampling bag and the entire spear sample included in the laboratory sample. Both samples were labelled with the same sample number which was written on the sample bag with a permanent ink marker. Additionally, a sample ticket was placed in the laboratory sample bag and the sampled interval noted on the sample ticket reference for archiving. The sample number (from the sample ticket) was also written on the sample bag in large numbers with a thick permanent marker pen and the associated sample number noted on the RC drilling sampling sheet with the appropriate sample interval. All completed sampling ticket booklets were archived in the Parauapebas office. Once the minimum two kilogram laboratory sample was bagged it was weighed and the sample bag securely fastened with staples. The weight of the sample was recorded on the RC drilling sample sheet. After each one metre drilling advance both the riffle splitter and cyclone were thoroughly cleaned with compressed air to ensure no residue remained on either before further drilling. A representative sample of each one metre drilling advance of the drilling chips was archived in a 'chip tray' for archival. RC drilling is logged on a metre by metre basis for lithology and alteration by the project geologist. All logs are to be scanned and digitized and placed on the data portal for validation and insertion into the database. All hardcopies are archived in the Parauapebas office. Four metre composites of SPC RC drilling drill chips were collected at the RC drill rig, along with the one metre drill advance samples and the composites were forwarded to Intertek’s Parauapebas laboratory for gold assays. For any anomalous composites, assay samples were prepared by Intertek from the corresponding 4 x 1 metre samples and forwarded to Genalysis for gold, platinum and palladium assaying, as for core samples. For more complete details concerning the sample preparation and logging, please refer to the Serra Pelada Report. - 93 -

Analytical procedures used by Genalysis for the Colossus RC samples were the same as described above for the Colossus drill core. Data Verification Resource and Exploration Mapping Ltd., an independent surveying contractor, has clarified the positions of the boundaries of Exploration License No.1485 issued under the process designated DNPM 850.425/90 and recovered the location of drill collars to compare with the survey locations determined by VALE, as well as providing topographic control points. A large volume of published data was reviewed by Vidoro. These publications are listed in the References section of the Serra Pelada Report. This independent material did not conflict with the information supplied by Colossus. The area was visited by David Jones as part of the project review for the preparation of the Serra Pelada Report. The geology was examined in and around the pit above the waterline, at the portal for the proposed decline, and in the Serra Pelada hills north of the deposit. The process of sample collection, from the point where core is removed from the core barrel at the drill site and placed into the core trays, through sealing and transport to the on-site facility at Serra Pelada where the driller’s logs and core are cross-checked, re-sealing and transport to the Colossus compound at Parauapebas, the processing and logging that takes place there, the sampling of `the core and its dispatch to the Intertek sample preparation laboratory, were all observed and noted by David Jones. He also visited the Intertek laboratory to view the delivery and acceptance of the samples and the chain of custody procedures in action through the sample preparation and dispatch by air freight to the Genalysis laboratory in Perth, Australia. The QA/QC procedures observed by Colossus and the laboratories were examined in detail by David Jones. More than 61,000 metres of drill core from Serra Pelada is stored at the Colossus Parauapebas secure compound. The core trays are warehoused in racks under cover and behind steel doors that are locked at night. David Jones selected one bay and checked off the trays stored in that bay against the manifest listed for that bay. All trays were present and correct. One tray was selected randomly from each bay, the nailed down lid removed, and the contents checked against the sampling logs and the geological logs. There were no discrepancies detected in the ten trays examined. Eight core holes were laid out completely and examined in detail. The contents of the trays were checked off against the sampling and geological logs, and the assay sheets. Selected original core tray photos were compared with the present contents of the trays. There were no discrepancies detected in the eight holes examined. VALE hole FD-032 contained an extraordinarily high-grade interval from 39-83 metres that averaged more than 4,000 grams per tonne gold, 200 grams per tonne platinum and 1,170 grams per tonne palladium over that 40 metre length. The core sample from 54.5 metres to 55.0 metres returned 11,446 grams per tonne gold, 610 grams per tonne platinum and 14 grams per tonne palladium. Colossus took a small portion of the remaining core and washed it, recovering several ounces of delicate crystalline and wire gold, mostly coated in palladium. This is known as “ouro preto” in Brazil and was found as alluvial gold in the town of Ouro Preto in Minas Gerais. However, the crystalline nature of the gold in the sample from hole FD-032 precludes any likelihood of alluvial origin and therefore salting with gold from Ouro Preto. The adjacent interval in hole FD-032, from 55.0 metres to 55.5 metres had been assayed by VALE and returned around 7,000 grams per tonne gold, 44 grams per tonne platinum and 870 grams per tonne palladium. David Jones took a small sample from that interval and washed it, recovering several grams of crystalline gold. Vidoro is satisfied that the very high grades encountered in hole FD-032 are real. A tabulation of sampling undertaken to the end of October 2009 was compiled by David Jones from the Colossus database and checked against the assay data. The match was satisfactory. More than 5% of the samples had been duplicated or were blanks and/or standards, verifying that the stringent Colossus QA/QC protocols had been followed. Some core intervals had been sampled and resampled up to four times, and up to six repeats of each analysis had been carried out in more than one laboratory. Colossus’ policy is to choose the minimum assay from the spread available for any particular sample, and designate that as the “accepted” assay. This is a very conservative approach. - 94 -

Security of Samples VALE Drill Core The drill samples were placed in plastic bags in the core facility, labeled and sealed by Colossus staff. The samples were bagged in woven sacks to maximum 30 kilogram weight and the samples were transported to the SGS Geosol’s Parauapebas sample preparation facility by Colossus staff. SGS Geosol checked the samples in the shipment against the shipping form from Colossus as well as confirming all samples were in good condition before preparation and analysis. Standard procedure was to notify the client of any bags that were damaged on receipt and to remove those samples from the sample stream to avoid any potential for cross-contamination. Colossus Drill Core The Colossus compound in Parauapebas has high security walls, with only one entry gate which is locked at all times except when used by authorized staff for entry and exit, and has a 24-hour security guard in a sentry box at the gate. Inside the compound, separate storage areas, each secured by a padlocked iron gate, are used for storing all drill core (including the previous VALE core) and the sample pulps returned from the laboratories. Each storage bay is marked with a catalogue of the contents. After each drill hole is logged and sampled, the drill samples are placed in plastic bags in the core facility, labelled and sealed by Colossus staff. The samples are bagged in woven sacks to maximum 30 kilogram weight and the samples are transported to the Intertek Parauapebas sample preparation facility by Colossus staff. Intertek checks the samples in the shipment against the shipping form from Colossus as well as confirming all samples are in good condition before preparation and analysis. Standard procedure is to notify the client of any bags that were damaged on receipt and to remove those samples from the sample stream to avoid any potential for cross-contamination. The sample submission sheets emphasize that results are to be sent by e-mail, to V. Wall, C. Grainger, A. Kishida and REM only. Assay results are uploaded to the database by REM only. Colossus RC Drilling The same security procedures apply to the Colossus RC drilling samples, except that RC sample pulps, splits and rejects from the laboratory are returned and archived at the Serra Pelada field base routinely. All pulps are weighed and checked for correct/corresponding sample numbers and a pulp storage document scanned and digitized and placed on the data portal for validation and insertion into the database. Also, all quartz wash material is returned to the Parauapebas core shed for storage. Mineral Resource and Mineral Reserve Estimates A mineral resource estimate meeting current Brazilian standards was submitted to the DNPM as part of the Mining Plan and accepted. However, this mineral resource does not meet current NI 43-101 requirements and, accordingly, is not included in the Serra Pelada Report. A complete and detailed explanation containing the reasons for this is set out in the Serra Pelada Report under section 19 entitled “Mineral Resource and Reserve Estimates”. Mining Operations Colossus and external consultants have undertaken extensive materials characterization studies (reflected light petrography, scanning electron microscopy, electron microprobe analysis, screen fire assays and hydroseparations) on representative CMZ core samples. Gold PGE mineralization is sulphide poor and typically exhibits highly structured distributions, spatially associated with carbon and kaolin rich domains. The gold and PGE materials are not nuggety, with the bulk of the gold in the 100 micron grain size range. Gold grains commonly contain minor alloyed palladium as well as inclusions of PGE rich minerals including selenides. Samples typical of carbonaceous and argillic altered siltstones in the CMZ were selected and dispatched to hrlTesting Limited in Brisbane, Australia for initial metallurgical test work. - 95 -

Assaying of screened fractions, gravity concentrates and gravity fails was undertaken by Genalysis in Perth. Preliminary gravity separation studies indicate that >85% of the gold can be recovered quickly and inexpensively into a gravity concentrate using a single-pass Falcon concentrator. In November 2008, Colossus appointed Kevin Rosengren and Associates (“KRA”) and GeoTek Solutions to undertake geotechnical investigations at Serra Pelada, the objective of which was to clarify open pit and/or underground options for the development of the Serra Pelada Mine. These consultants are also advising on and liaising with a program of hydrological and baseline environmental studies to facilitate future mine development. Commencing in June 2009, Australasian Mine Design and Development (“AMDAD”) evaluated open pit and underground preliminary mine designs on the advice of the geotechnical consultants and utilizing the Colossus database. AMDAD was to optimize these designs pending further geotechnical and resource drilling. Preliminary geotechnical and mining studies indicate that underground access by an exploration decline is technically feasible at Serra Pelada. VALE had previously established a portal for potential underground development and had cleared a site for a proposed treatment plant. Also, a power line to the proposed plant site was installed by VALE. Exploration by VALE to 2007 and by Colossus since November 2007 has identified potentially economic mineralization below the depth reached by past garimpeiro mining. Environmental studies to date indicate that neither mercury nor uranium is present in quantities that will require special measures to be implemented. The water in the pit is unusually clean and meets the World Health Organization standards for potable drinking water. Drill core analyses to date of trace elements indicate that no deleterious elements are present in quantities that will present environmental problems. Arsenic levels are very low, generally < 20 parts per million and the arsenic is present as oxide, a safer compound than sulphide. Required payments to COOMIGASP and the Brazilian government are detailed above under the heading “Property Description and Location”. Exploration and Development and Serra Pelada Milestones Current activities at the Serra Pelada Mine include: • Earthworks on site infrastructure is largely complete with the camp site, maintenance facilities, administrative offices and camp kitchen currently in operation. Plans for the engineering and design of the mill facility are advancing and construction of the gravity plant is expected to be complete in 2013. • In January 2013, Colossus reported assay results for four HQ caliber diamond drill holes totalling 365 metres which were drilled in November and December 2012 on the Elefante area (located two kilometres southwest of the Serra Pelada Mine) where, in early 2012, auger drilling had returned values of gold, platinum and palladium. All four diamond drill holes returned values of gold, platinum and palladium, with hole EL-12-001 returning the highest overall gold values of 5.7 metres grading 5.41 grams per tonne gold, 0.04 grams per tonne platinum and 0.29 grams per tonne palladium. Hole EL-12-002 returned the best overall platinum and palladium results with 5.10 metres grading 0.45 grams per tonne gold, 1.27 grams per tonne platinum and 2.04 grams per tonne palladium, including a 1.25 metre interval which returned 0.07 grams per tonne gold, 3.67 grams per tonne platinum and 5.89 grams per tonne palladium. Colossus states that the lithologies containing mineralization at the Elefante area do not share the same characteristics or degree of alteration as the typical ore zone at the Serra Pelada Mine and may represent a new satellite target for ore on the Serra Pelada property. • Colossus has reported that it has reached mineralization in its secondary development and that the bulk sample collection process has begun. The bulk sample will consist of approximately 30 metres of development through the mineralized deposit to extract - 96 -

- 97 - Legal*8661087.1 approximately 1,500 tonnes of material. All material is being assayed and sorted on surface on the stockpile pad and geologic controls and assaying of material will guide the bulk sampling process which will lead to a shipment of ten to fifteen 300 kilogram samples to the lab in Vancouver in the first half of 2013. • On February 7, 2013, Colossus provided a development update for Serra Pelada and reported the following highlights: - it remains on track to start initial production early in the second half of 2013 at an initial rate of 250 tonnes per day and continue to ramp up phase throughout the remainder of 2013 to 500 tonnes per day. Colossus expects to achieve 1,000 tonnes per day of production by the end of the first quarter of 2014; - underground development is progressing well with a number of infrastructure projects necessary to support full-scale mining now complete or well underway. Development of the face continues through the mineralized zone; - rock quality during collection of the bulk sample remains within expected parameters from geotechnical work completed prior to first access to the mineralized zone and Colossus continues with systematic and cautious development as this is the first time accessing the mineralized zone and is providing valuable geotechnical information ahead of initial production; - dewatering is progressing well from both surface and underground while dewatering of the historic pit to within five metres of the solids level is 95% complete. Underground water inflow rates remain within expectations; - process plant construction remains on schedule for commissioning to begin early in the second half of 2013; the total project is currently 60% complete. More than 95% of engineering and procurement is complete, 55% of concrete has been poured and structural steel erection will commence by the middle of February 2013; and - other critical infrastructure construction also remains on schedule. The power line and power house are on track to be commissioned early in the second quarter of 2013, while the tailings dam is expected to be ready in conjunction with mill commissioning. Entrée JV Project, Mongolia A technical report for the Entrée JV Project entitled “Technical Report 2012 on the Lookout Hill Property, Ömnögovi, Mongolia” dated March 2012 (the “Entrée JV Project Report”) was prepared for Entrée in accordance with NI-43-101. The following technical description of the Entrée JV Project has been summarized, derived or extracted from the Entrée JV Project Report and readers should consult the full text of the Entrée JV Project Report to obtain further particulars and a complete description of the assumptions, qualifications and procedures associated with the information concerning the Entrée JV Project contained within the Entrée JV Project Report. The Entrée JV Project Report is available for review under Entrée’s profile on the SEDAR website located at www.sedar.com. Information that updates the information in the Entrée JV Project Report has been provided by Entrée. The Entrée JV Project Report is based upon the IDOP Technical Report released by Ivanhoe Mines Ltd. (now known as Turquoise Hill Resources Ltd., but referred to herein as “Ivanhoe”) in March 2012 (the “IDOP Technical Report”). The IDOP Technical Report is based on the technical, production and cost information contained in the Oyu Tolgoi LLC (“OT LLC”) study entitled “Integrated Development and Operations Plan” (“IDOP”). The IDOP was completed by the Rio Rinto PLC (“Rio Tinto”) appointed management of OT LLC in March 2011 as the basis for the proposed project financing.

Please note that the Entrée JV Project Report includes disclosure concerning the western portion ("**Shivee West**") of a mineral licence referred to below as the Shivee Tolgoi ML. Since Shivee West is not covered under the Company's Entrée Metal Credits Agreement, we have excluded disclosure concerning Shivee West in the below discussion.

Property Description and Location

The Entrée Lookout Hill property ("**Lookout Hill**") is located within the Aimag of Ömnögovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an "Aimag" is the local equivalent of a state or province), about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China.

It comprises two mining licenses (the Shivee Tolgoi mining licence ("**Shivee Tolgoi ML**") and the Javhlant mining licence ("**Javhlant ML**") which cover a total of approximately 75,106 hectares and completely surrounds the 8,490 hectare Oyu Tolgoi mining licence and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit. These deposits are located within an area subject to a joint venture between Entrée and OT LLC (the "**Entrée-OT LLC Joint Venture**"). OT LLC is owned 66% by Ivanhoe and 34% by the Government of Mongolia ("**GOM**"). OT LLC is the project manager for the Entrée-OT LLC Joint Venture.

The Shivee Tolgoi ML and the Javhlant ML are divided between Entrée and the Entrée-OT LLC Joint Venture as follows:

- The Entrée-OT LLC Joint Venture covers 39,807 hectares consisting of the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML ("**Joint Venture Property**").
- The portion of the Shivee Tolgoi ML outside of the Joint Venture Property ("**Shivee West**") covers an area of 35,173 hectares. Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OT LLC.

As noted above, the Joint Venture Property excludes Shivee West and accordingly, Shivee West is not discussed below. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposits and the Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OT LLC's Oyu Tolgoi mining licence.

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. ("**Mongol Gazar**") in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April of 2001. In November 2003, Entrée entered into a purchase agreement with Mongol Gazar, which replaced the option agreement.

In April 2004, Entrée reached an agreement with Mongol Gazar, whereby Entrée acquired 100% ownership of the title to the exploration licences and was absolved of any rights of and obligations to Mongol Gazar.

In October 2004, Entrée entered into an arm's - length Equity Participation and Earn-In Agreement (the "**Earn-In Agreement**") with Ivanhoe Mines. Under the Earn-In Agreement, Ivanhoe Mines was granted the right to earn an interest in a 39,807 hectare portion of the Lookout Hill property comprising the eastern portion of the Shivee Tolgoi, and all of the Javhlant mining licence. Most of Ivanhoe Mines' rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe Mines to what was then its wholly - owned subsidiary, Ivanhoe Mines Mongolia Inc. (now known as OT LLC).

On June 30, 2008, OT LLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property. As a consequence, OT LLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 m from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 m from the

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Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 m from the Joint Venture Property. In accordance with the Earn-In Agreement, Entrée and OT LLC formed the Entrée-OTLLC Joint Venture on terms annexed to the Earn-In Agreement. The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009. The Shivee Tolgoi ML and the Javhlant ML are in good standing until October 27, 2039, assuming that the licence fees shown below are paid annually, and can be extended for an additional two periods of 20 years each. Mineral Licence Number Mineral Licence Name Licence Type Total Area of Licence (hectares) Licence Award Date Licence Expiry Date of Annual Licence Payment(i) Annual Licence Payment ($US) 15226A Shivee Tolgoi Mining 54,653 27 October 2009 27 October 2039 27 October 2009 821,401 15225A Javhlant Mining 20,327 27 October 2009 27 October 2039 27 October 2009 305,192 Total 74,980 1,126,593 NOTE: Entrée’s Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009. The total estimated annual fees in order to maintain these licences in good standing are approximately US$1.1 million. Approximately US$600 000 of the total is recoverable from the Entrée-OT LLC Joint Venture. In June 2011, the GOM passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex. Portions of the Shivee Tolgoi and Javhlant MLs are included in the land area that is subject to Resolution 175. It is expected but not yet formally confirmed by the GOM that to the extent that a consensual access agreement exists or is entered into between OT LLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OT LLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement. The Shivee Tolgoi and Javhlant licences are also part of the contract area of the Investment Agreement, which contains certain provisions respecting expropriation. Accordingly, Entrée considers that the application of Resolution 175 to the Joint Venture Property will likely be considered unnecessary. If Entrée is unable to reach a consensual arrangement with OT LLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the GOM would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable. The Hugo North Extension is the principal zone of mineralization defined on the Property and is where the bulk of the exploration drilling has been conducted. This deposit occurs within the Shivee Tolgoi ML of the Lookout Hill Property and is the northernmost defined portion of a north-northeast -trending, 20 kilometre long and 1 kilometre wide copper-gold porphyry mineralized “corridor” that occurs within Lookout Hill and the adjacent Oyu Tolgoi Project. The Hugo North Extension is centred at approximately latitude N 43°04’ and longitude E 106°55’ within the Shivee Tolgoi ML and at elevations which range from approximately 1,160 metres above mean sea level (“masl”) to 1,180 masl. The Heruga deposit is the second significant zone of mineralization indicated on the Property and is where the bulk of 2007 and 2008 drilling was conducted. This deposit occurs near the centre of the Javhlant ML, south of the Oyu Tolgoi ML, and is at the south end of a north-northeast-trending,

 20 kilometres long and 1 kilometre wide copper-gold porphyry mineralized “corridor” that occurs mainly within Lookout Hill and the adjacent Oyu Tolgoi Project. The Heruga deposit is centred at approximately latitude 42°58’ N and longitude 106°48’E and at elevations which range from approximately 1,160 masl to 1,170 masl. The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern Entrée’s and OT LLC’s exploration, mining and land use rights for the project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws allow licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities as granted under Mongolian law. OT LLC expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations. The current estimate of average water demand for the concentrator expansion to 160 kt/d is 918 L/s, which is marginally above the rate of 870 L/s that has already been approved by the GOM. OT LLC’s strategy is to obtain approval for increases to the current approved water reserve ahead of any mine expansion plans. In addition, OT LLC wishes to pursue the accelerated construction of a power station at the property and currently there is no clear date for the issuing of those permits. OT LLC has, and continues to, study the permitting and approval requirements for the development of the project and maintains a permit and licensing register. OT LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for Project permitting in Mongolia. Some permits have already been obtained and others are in the process of being submitted. OT LLC has advised that it expects that all permits can be obtained in a suitable time frame for the project development. Entrée have advised that a working group consisting of company and government representatives will be formed to assist in the permitting process. With the adoption of the new Minerals Law in 2006, the GOM increased the royalty of 2.5% to 5.0% on the sales value of all minerals, except coal and common minerals, extracted from a mining licence area which have been sold, shipped for sale or used. Ivanhoe holds a 2% net smelter returns royalty over the property which was purchased from BHP Exploration in 2004. For areas covered by exploration licences, an environmental plan accompanied the annual work plans submitted to the relevant soum, or district (Khanbogd Soum). The original environmental performance bond for the Oyu Tolgoi licence was posted in 1998 by BHP and is still retained by the soum for the ongoing work. In addition, holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of an environmental impact assessment (“EIA”) for mining proposals, submitting an annual environmental protection plan (“EPP”), posting an annual bond against completion of the protection plan and submitting an annual environmental report. OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment (MNE) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site. OT LLC pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad. Accessibility, Climate, Local Resources, Infrastructure and Physiography The property is located in the southern Gobi desert near elevation 1180 masl. The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40 kilometres of the site. The main regional drainage is the Umdai River, approximately two kilometres west, which flows southward during periods of rainfall. The Oyu Tolgoi mining complex area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.

 Access to the property from the Mongolian capital, Ulaanbaatar, is possible either by an unpaved road, via Mandalgovi, a 12 hour drive under good conditions, or by air. Oyu Tolgoi LLC has constructed a 2,000 metre long gravel airstrip and recently completed a permanent paved airport at the site and routinely receives flights from Ulaanbaatar. Ulaanbaatar has an international airport, and Mandalgovi and Dalanzadgad have regional airports. There is currently charter air service between the site and Ulaanbaatar. The flora in the Oyu Tolgoi project area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone. Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Vegetation in the region serves as wildlife habitat and food source for migrating wildlife and livestock. There are a number of communities in the South Gobi region. The most prominent is Dalanzadgad (population 15,000), which is the administrative center of the Omnogovi Aimag and is 220 kilometres north-west of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, a domestic airport, and a 6 MW capacity coal-fired power station. OT LLC envisions that Dalanzadgad may be suitable as a regional center for recruiting and training. The closest community to the property is Khanbogd, the center of the Khanbogd soum. Khanbogd has a population of approximately 2,500 and is 35 kilometres to the east. Other communities relatively near to the project include Mandalgovi (population 13,500), the capital of the Dundgovi aimag, 310 kiometres north of the project on the road to Ulaanbaatar, Bayan Ovoo (population 1,600), 55 kilometres to the west, and Manlai (population 2,400), 150 kilometres to the north. There are few inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders. Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the project. In addition, Entrée maintains close contact with the district officials as part of its community relations efforts. The South Gobi region has a continental, semi-desert climate. The spring and autumn seasons are cool, summers are hot, and winters are cold. Typical of desert climates, the site has low average humidity and significant variations in daily temperatures. Temperatures range from an extreme maximum of about 36 degrees Celsius to an extreme minimum of about -31 degrees Celsius. The air temperature in wintertime fluctuates between -5 degrees Celsius and -31 degrees Celsius. In the coldest month, January, the average temperature is -12 degrees Celsius. Average annual precipitation is 57 millimetres, 90% of which falls as rain and the rest as snow. Snowfall accumulations rarely exceed 50 millimetres. Maximum rainfall events of up to 43 millimetres/hour for a 1-in-10 year, 10 minute storm event have been recorded. In an average year, rainfalls occur on only 19 days, and snow falls on 10 to 15 days. Local records indicate that thunderstorms are likely to occur between two and eight days a year at the property. Wind is usually present at the site. Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time. The climatic conditions are such that the operating season for the project will cover the entire year on a continuous shift basis. Minor disruptions are expected and have been allowed for in the estimates of the project operating hours. The supply of power has been recognized as being critical to the execution of the project. OT LLC has been given the right to import power initially but must secure power from sources within Mongolia from the fourth year of operation. Power is currently assumed in the IDOP Technical Report to be initially imported from Inner Mongolia and sourced from a power station constructed by OT LLC by the fourth year of operation in accordance with the terms of the Investment Agreement. OT LLC is currently considering a range of options to ensure a reliable and efficient power supply after Year 4 and their preferred option is to pursue the accelerated construction of a power station at OT LLC with construction to commence as soon as all stakeholders agree. On November 5, 2012, Ivanhoe announced that OT LLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply initial power to the mine. Detailed groundwater investigations to date have been concentrated in the Gunii Hooloi, Galbyn Gobi, and Nariin Zag aquifer areas to assess the potential to meet the Project’s estimated water demand. Groundwater investigations conducted in the mine licence area focused on assessment of required dewatering rates for mine works and the potential to meet the Project’s camp and construction water demands. Process water supply has been registered and will be piped from the Gunii Hooloi basin to the north-west of the project area. Current studies are ongoing at site to confirm groundwater model predictions with respect to dewatering of the pit and underground and groundwater environmental impacts. As part of overall project planning, OT LLC has prepared a preliminary reclamation and closure plan. Certain features of the mine, such as the open pit, waste dumps, and tailings impoundment, will create permanent changes to the current landscape that cannot be completely remedied through reclamation. The closure plan will; however, ensure that these disturbed areas are seismically and chemically stable as to limit the ecological impacts to the surrounding water, air, and land. The closure plan for the Project will address the socio-economic impacts of the mine closure considering that the existence and economic survival of some communities may have become dependent on the Project. Issues include ongoing environmental management during and after reclamation, loss of jobs, and socio-economic impact to the region. The primary reclamation objectives are to develop the mine in a manner that prevents leaving an unsustainable environmental legacy and that considers community input and values. History Mining legislation drafted in Mongolia in the early to mid-1990s sparked exploration of the southern Gobi region in what became known as the “South Mongolian (porphyry) copper—gold belt’”. The area was evaluated by a number of companies, including Magma Copper Company, which, in 1995, targeted the area of the Oyu Tolgoi deposits. Following a corporate takeover, the work by Magma was continued by BHP Exploration Ltd. (“BHP”). By 1999, a significant copper—gold resource had been identified at Oyu Tolgoi. At the end of this period, Ivanhoe acquired BHP’s interest in the Oyu Tolgoi Project. During the period 1996 to 1999, BHP also conducted preliminary geological investigations and some reconnaissance geophysical work in other areas, including areas within the Lookout Hill property. The three mining licences which formerly comprised the property were acquired by a private Mongolian group (“Mongol Gazar”) in March and April 2001, who subsequently completed grid surveying, soil sampling and shallow gradient-type IP geophysical surveys. This work was primarily on Shivee West. The Lookout Hill property was first optioned from Mongol Gazar by Entrée in July 2002 and later 100% interest was purchased. Entrée initially focused on Zones I, II, III, and on the copper showings near Bayan Ovoo. Other areas such as Ring Dyke and West Grid were targeted based on results from ground geophysical surveys (magnetometer and IP surveys), mapping, rock and soil geochemical sampling, reverse-circulation and core drilling. The Shivee Tolgoi mineral exploration licence (“MEL”) was the focus of most of the work until 2008 when coal discoveries on the Togoot MEL became the primary target. In late 2002, drilling by Ivanhoe north of the Central Zone on the adjacent Oyu Tolgoi Project intersected 638 metres of bornite—chalcopyrite-rich mineralization in OTD-270 and marked the discovery of the Hugo Dummett Deposit. As exploration continued to the north it appeared that the Hugo North Deposit might extend onto the Shivee Tolgoi MEL and, in October 2004, Entrée entered into an earn-in agreement with Ivanhoe in which Ivanhoe was the operator. Details of the discovery of the Hugo North Extension Deposit on the Shivee Tolgoi ML and the drilling that supports the current resource are referenced in the Entrée JV Project Report.

 Prior to the agreement between Entrée and Ivanhoe in 2002 to 2004, Entrée mapped, prospected, completed extensive soil sampling and conducted IP, gravity and magnetometer surveys over the area immediately north of the Entrée-OT LLC property boundary. After signing the agreement, all work was conducted by OT LLC, the project operator. On the Javhlant MEL, work began drill testing chargeability anomalies for deep mineralization similar to that in the Hugo North deposits and the Oyu South deposits in March 2007. Copper, gold and molybdenum mineralization was intersected in a number of holes but an intercept of 501.2 metres of 0.50% copper, 0.29 grams per tonne gold and 182 ppm molybdenum in EJD0008 indicated the significant potential in this area. As geological understanding of the deposit increased, it was clear that early, weakly-mineralized holes at the north end of the deposit were too shallow and subsequent deepening of these holes confirmed mineralization continued but deepened to the north. Since the start of Heruga drilling in 2007, 42 holes totalling 53,765 metres have been completed on the Heruga deposit. Of those, 14 diamond drillholes totalling 22,190.8 metres were completed on the Heruga deposit in 2008 to better delineate the deposit for an Inferred Mineral Resource estimate completed in 2009. In October 2009, the Shivee Tolgoi and Javhlant MELs were converted to mining licences with an initial 30 year term. In October 2009, Ivanhoe, OT LLC and Rio Tinto PLC signed an Investment Agreement (“IA”) with the GOM. The IA defines the fiscal and regulatory environment the project will operate in and brought the GOM into the project as a 34% equity owner of OT LLC with the option to increase their equity holding by a further 16% after 30 years providing terms can be reached with Ivanhoe at that time. From June to November 2009, an extensive geophysical survey was completed over Hugo North Extension and over Heruga using the proprietary deep-penetrating IP system. The results were used to target additional drilling, primarily deepening existing holes to test deeper anomalies. Two diamond drillholes were completed to test the South Heruga IP anomaly. Exploration on this target continues to date. In June 2010, full scale mine construction started at Oyu Tolgoi and was 99% complete at the end of 2012 when the concentrator was commissioned. Geological Setting Regional Geology The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces. The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage. Major structures in this area include the Gobi—Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi—Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest. Local and Property Geology Hugo North Extension The Hugo North Extension Deposit occurs within a geological setting similar to that at Hugo North within the Oyu Tolgoi mining lease. Host rocks are an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks. The Devonian stratified host rock sequence in the Hugo North Extension Deposit dips moderately (65 degrees to 75 degrees) to the east or south-east, except for a structurally-induced strike flexure in the southern part of the deposit, within which dips are southward. These strata include the lower, strongly-altered augite basalt and dacite tuff sequence (units DA1 and DA2) overlain successively by weakly-altered, to unaltered dacitic volcanic conglomerate and breccia (unit DA2), mudstone and siltstone (unit DA3), and interstratified basaltic flows, breccias, and epiclastic rocks (unit DA4). The contact between units DA3 and DA4 is a bedding-parallel fault, and the original stratigraphic relationship between unit DA4 and the underlying units is uncertain. Detailed descriptions of the rock units are referenced in the Entrée JV Project Report. The area of the Shivee Tolgoi ML north of Oyu Tolgoi is underlain by complex networks of faults, folds, and shear zones. Most of these structures are poorly exposed on surface and can only be defined through integration of detailed exploration data (primarily drillhole data), property-scale geological mapping, and geophysical data. OT LLC has made extensive use of oriented core drilling, and the structural data collected has been invaluable in helping determine the subsurface morphology and structural history of both the Oyu Tolgoi deposits and the Hugo North Extension Deposit. Major structures strongly influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events. The Hugo North Extension Deposit occurs within moderately east dipping (65 degrees to 75 degrees) strata contained in a north-north-easterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the boundary with Oyu Tolgoi. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension Deposit is similar to that of the Hugo North Deposit. Deformation of the Hugo North Extension Deposit is dominated by brittle faulting. Major faults cutting the deposit can be grouped on the basis of orientation into three sets: steep north-north-east-striking faults (West Bat); north-north-east-striking, moderate to steeply east-dipping faults subparallel to lithologic contacts (Contact Fault); and the east-north-east-striking faults cutting across the strike of the deposit (Boundary Fault System). Heruga Deposit Outcrop is generally sparse on Javhlant ML and much of the known geology is extrapolated from more detailed geology available on Oyu Tolgoi to the north, on geophysical interpretation (IP and detailed magnetics), and on drill core where available. Most of the stratigraphic sequence in the Heruga deposit is interpreted to be equivalent to that documented in the Southern Oyu Tolgoi and Hugo Dummett deposits. However, several stratigraphic relationships preserved at Heruga suggest a revised stratigraphic column for the sequence immediately overlying the Devonian unconformity. Heruga lies at the southern end of a 20 kilometre north-north-easterly trend of porphyry style deposits, extending to Shivee Tolgoi (Hugo North Extension) in the north. Heruga is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization, as well as subvertical hornblende-biotite andesite dyke swarms. The deposit-scale faults identified at Heruga displace mineralized zones, with mineralization and alteration zones apparently not localized by the faults, implying they post-date mineralization. As at Oyu Tolgoi, volcaniclastic strata of unit DA4 are structurally juxtaposed over the Heruga deposit along a major, southeast-dipping fault zone which is most likely the southerly extension of the Contact Fault at the Hugo Dummett and Southern Oyu deposits. The Contact Fault at Heruga varies from tens of centimetres to 40 m in thickness, and has an average orientation striking 110 degrees and dipping 45 degrees east-south-east. In the northern part of the deposit, facing direction reversals and repetition of stratigraphic units define a large-scale recumbent anticline in the hangingwall sequence to the Contact Fault. Although the magnitude of displacement on the Contact Fault is poorly constrained, the scale of the overturned folds in the hangingwall, vertical stacking of dissimilar stratigraphic sequences, and the fault continuity throughout the Oyu Tolgoi area all suggest that displacement of kilometres to tens of kilometres is probable.

 The Heruga deposit area lies between two regional, north-east-striking faults that form prominent features on both magnetic and satellite images. The northern (unnamed), poorly constrained fault crosses the deposit trend approximately 300 metres north of the northernmost JV drillholes. The southern bounding fault (‘South Sparrow Fault”) crosses the deposit trend approximately 250 m south of EJD0019. One drillhole has been completed in the Heruga area south of this fault (EJD0016) which intersected a thick sequence of weakly-altered to unaltered volcaniclastic rocks of probable Carboniferous age, suggesting south side down apparent offset. The Heruga deposit is divided into four discrete structural blocks by subvertical, north-north-east-striking faults referred to as the “Bor Tolgoi Fault System”. In east-west sections, both the West Bor Tolgoi Fault and the better constrained Bor Tolgoi Fault display between 300 metres and 500 metres west-side-down apparent offset of stratigraphic contacts. The Southern Fault is an interpreted steep, west-north-west-striking structure that cuts across the southern end of the Heruga deposit. Exploration The author of the Entrée JV Project Report states that exploration on the property from 2002 through 2009 is summarized in previous reports which are fully-referenced. Please refer to the full bibliography contained within the Entrée JV Project Report. Geophysical methods and diamond drilling have been the most important exploration tools. Details of the 2010 and 2011 programs are covered below. In 2010, surface work comprising deep penetrating proprietary induced polarization (“IP”) surveying and drilling was completed on both licences comprising the Joint Venture Property. On the Shivee Tolgoi licence in 2010, IP surveying was extended north to cover the Ulaan Khud prospect located approximately seven kilometres northwards of the Hugo North Extension deposit. Previous shallow drilling in this area outlined a low grade copper occurrence in a geological setting similar to that of the Oyu Tolgoi mineralization. North of the Hugo North Extension, four deep core holes totalling 6,601 metres were completed along the projected extension of the Oyu Tolgoi Trend between Hugo North Extension deposit and Ulaan Khud, and further north near the new airport. A fifth hole, started in 2010 and completed in 2011, was drilled 650 metres north from Hugo North Extension. None of these holes were successful at reaching the planned target. Condemnation drilling consisting of two 200 metre RC holes was also completed over the International Airport Area at the north boundary of Shivee Tolgoi. During 2011, a total of 7,660 metres of drilling was completed on Shivee Tolgoi in three sections located 350 metres, 800 metres and 2.4 kilometres north of the Hugo North Extension deposit. On the two southern sections, most holes failed to intersect significant mineralization or only intersected narrow slivers of weakly-mineralized host rocks below 2,000 metres. The drilling showed that if there is a northern extension of the Hugo North Extension deposit it would be down-dropped by faulting to depths greater than 2,000 metres. On the section 2.4 kilometres to the north of Hugo North Extension, only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 metres. During 2011, ten geotechnical holes were completed to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned shaft to the west of Hugo North Extension. On the Javhlant licence in early 2010, two core holes were completed on Heruga Southwest, located approximately five kilometres southwest of the Heruga orebody. EJD0035A intersected 56 metres grading 0.6% copper at a depth of approximately 1400 metres in Devonian-aged volcanics. The second hole entered a younger Carboniferous-aged intrusion before intersecting mineralization. During 2011, a total of 7,660 metres of drilling was completed on Shivee Tolgoi in three sections located 350 metres, 800 metres and 2.4 kilometres north of the Hugo North Extension deposit. On the two southern sections, most holes failed to intersect significant mineralization or only intersected narrow slivers of weakly-mineralized host rocks below 2,000 metres. The drilling showed that if there is a northern extension of the Hugo North Extension deposit it would be down-dropped by faulting to depths greater than 2,000 metres. On the section 2.4 kilometres to the north of Hugo North Extension, only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 metres. During 2011, ten geotechnical holes were completed to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned shaft to the west of Hugo North Extension. In 2011, approximately 10,490 metres of drilling was completed on Javhlant. Two existing holes were deepened on the Heruga deposit but did not intersect significant mineralization. An additional hole (EJD0038) tested the Heruga Southwest target previously tested by EJD0035A. Within a 220-metre-thick, weakly-mineralized zone, the best assay interval was four metres of 0.11 g/t of gold and 1.05% copper at 2,110 - 2,114 metres. Six other holes tested various IP/gravity and geological targets but did not locate significant mineralization. Mineralization Hugo North Extension The highest-grade copper mineralization in the Hugo North Extension Deposit is related to a zone of intense stockwork to sheeted quartz veins that typically grades over 2% copper. The high-grade zone is centred either on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks (unit DA1) in the southern part of the deposit. In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely veined zone. This zone is distinct in its low copper (%) to gold (ppm) ratios (2:1 to 4:1). Elevated gold grades in the Hugo North Extension Deposit occur within the up-dip (western) portion of the intensely veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins. The fine-grained sulphide gives the rocks a black “sooty” appearance. The red coloration is attributed to fine hematite dusting, mainly associated with albite. The eastern limit of the high-grade zone coincides with either an intrusive or faulted eastern contact of the quartz monzodiorite. The peripheral low-grade zone to the east is contained mainly in augite-phyric basalt (unit DA1) and to a lesser extent in dacite tuff (unit DA2b). Alteration and mineralization intensity drops abruptly at the upper contact of this package. To the west, the high grade zone is bounded by the Boundary/West Bat Fault system and related splays, which juxtapose it against either unmineralized stratigraphically-higher rocks or more weakly mineralized quartz monzodiorite bodies. Bornite is dominant in highest-grade parts of the deposit (3% to 5% copper) and is zoned outward to chalcopyrite (2% copper). At grades of less than 1% copper, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur. The high-grade bornite zone comprises relatively coarse bornite impregnating quartz and as disseminations in wall rocks, usually intergrown with subordinate chalcopyrite. Pyrite is rare or absent, except in local areas where the host rocks display advanced argillic alteration. In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold. These minerals occur as inclusions or at grain boundaries. The Hugo North Extension Deposit is characterized by copper—gold porphyry and related styles of alteration which are believed to be analogous to the description appended below for the adjacent Hugo North Deposit. Alteration at Hugo North includes biotite—K-feldspar (K-silicate), magnetite, chlorite—muscovite—illite, albite, chlorite—illite—hematite—kaolinite (intermediate argillic), quartz—alunite—pyrophyllite—kaolinite—diaspore—zunyite—topaz—dickite (advanced argillic), and sericite—muscovite zones. Chlorite—illite marks the outer boundary of the advanced argillic zone. It occurs mainly in the coarser, upper part of the dacite tuff. Quartz—pyrophyllite—kaolinite—dickite (advanced argillic) is hosted mainly in the lower part of the dacite tuff, although on some sections at Hugo North it extends into strongly veined quartz monzodiorite. The advanced argillic zone is typically buff or grey, and late dickite on fractures is ubiquitous. Within the advanced argillic zone, a massive quartz—alunite zone forms a pink—brown bedding-parallel lens. Topaz is widespread as late alteration, controlled by structures cutting both the advanced and intermediate argillic zone. Topaz appears to replace parts of the quartz—alunite zone. In addition topaz may also occur as disseminations with quartz—pyrophyllite—kaolinite alteration. Topaz-rich zones are mottled buff or light brown and sometimes vuggy. Hematite—siderite—illite—pyrophyllite—kaolinite—dickite (intermediate argillic) alteration is an inward zonation from the advanced argillic zone, and is commonly hosted by augite basalt but may also occur in dacite ash-flow tuff. Hematite usually comprises fine specularite and may be derived from early-stage magnetite or Fe-rich minerals such as biotite or chlorite. Hematite—chlorite—illite—(biotite—magnetite) (chlorite) is transitional to the intermediate argillic zone and is commonly hosted by augite basalt. It is characterized by a greenish coloration, and relict hydrothermal magnetite, either disseminated or in veins. Muscovite—illite (sericite) generally occurs in the quartz monzodiorite intrusions and is a feature of the strongly mineralized zone. Alteration decreases with depth in the quartz monzodiorite. At the Hugo North Extension, the distribution of the alteration is strongly lithologically controlled: dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite—muscovite—hematite-altered with pyrophyllitic advanced argillic alteration in its uppermost parts. Pockets of advanced argillic alteration occur locally in the high-grade zone in the quartz monzodiorites. Heruga Deposit The Heruga deposit is a copper, gold, molybdenum porphyry deposit with overlapping zones of mineralization consisting of a molybdenum rich carapace at higher elevation with increasing gold-rich mineralization at depth. Copper-rich mineralization occurs at intermediate elevations and overlaps both the molybdenum rich and gold rich zones. At a 100 ppm molybdenum cut-off the molybdenum zone has a vertical extent of 300 to 400 metres. At a 0.3% copper cut-off the top of the copper zone roughly correlates with the top of the molybdenum zone but extends to deeper depths, for a total vertical extent in the order of 600 metres. At a 0.3 grams per tonne cut-off the top of the gold zone is generally about 280 metres below the top off the copper and molybdenum zones, creating a small overlap with the molybdenum zone in areas, and a more significant overlap of the copper zone. The bottom of the gold zone generally extends below the bottom of the copper zone by about 200 metres, giving the gold zone a total vertical extent of about 450 metres. The three zones together combine for a continuous zone of mineralization with a vertical extent of close to 800 metres. Post mineral north-north-east trending subvertical faults have offset mineralization into two discrete structural blocks. Mineralization remains open down dip to the east of the eastern block although trending towards lower grades in that direction. The western block is assumed to terminate against a parallel north-north-east trending structure, intersected at higher elevations in only a few drillholes, and remains poorly defined at the depth of the deposit. The high grade gold core in the western block remains poorly defined and requires further definition. There is a rough spatial correlation between metal and alteration zonation and the two may be genetically linked. Generally speaking at deeper levels mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite altered basalt or sericite-albite altered quartz monzodiorite. Selvages of salmon pink albite alteration occur with chalcopyrite associated with higher grade mineralization in both basalt and quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz-sericite-tourmaline-pyrite alteration where mineralization consists of disseminated and vein controlled pyrite, chalcopyrite, and molybdenite. Gold may correlate with strong biotite alteration at the deeper levels of the deposit. Gold to copper ratios (ppm:%) are generally less than one throughout the upper molybdenum rich part of the deposit, i.e. within the >100 ppm molybdenum shell. Below this, the gold to copper ratios reflect an inverse relationship between gold and copper. The gold to copper ratio increases rapidly with depth from one to greater that 10, reflecting decreasing copper grades and increasing gold grades. In the deepest parts of the deposit chalcopyrite diminishes to only trace amounts, and is replaced by pyrite as the predominant sulfide. This would suggest that gold does not correlate with chalcopyrite, but is perhaps associated with pyrite at the deepest levels. East of the Bor Tolgoi Fault high gold:copper values occur within and marginal to a quartz monzodiorite intrusion. However, west of the Bor Tolgoi Fault, a small quartz monzodiorite dyke was intersected in only one drillhole and a possible association is less apparent. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits. Some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation. High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock. Drilling Summary Approximately 237,300 metres of drilling has been completed on Lookout Hill from 2004 to December 2011 by OT LLC (Joint Venture Property) and by Entrée (mainly Shivee West). Drilling has been predominantly core and on the joint venture property by project operator OT LLC. The majority of the diamond drilling has been exploration related and includes 117 holes totalling 93,448 metres on the Hugo North Extension deposit and 42 holes totalling 53,765 metres on the Heruga deposit. Diamond drilling has been the source of all geological and grade data in support of the mineral resource estimates completed on the Hugo North Extension and Heruga deposits. Shivee Tolgoi ML OT LLC has completed 7 years drilling on the Joint Venture Property with most drilling focused on the Ulaan Khud (Airport North) and Hugo North Extension zones on the Shivee Tolgoi ML. In addition, OT LLC has completed a significant amount of condemnation and water exploration drilling (RC and core) in the vicinity of the Hugo North Extension (76 holes totalling 14,450 metres). These holes have been to assist in the determination of suitable sites for proposed tailings and other infrastructure purposes and to find water sources for the proposed mining operation at the adjacent Oyu Tolgoi Project. The condemnation and water holes are not considered in detail in the Entrée JV Project Report. Ivanhoe has also drilled early-stage exploration holes at the Ulaan Khud prospect (17,401 metres in 36 core holes and 2,500 metres in 28 RC holes). Drillholes on the Joint Venture Property are identified in the property database with either the prefix “EG”, for holes located on the Shivee Tolgoi ML, or by “EJ”, for holes located on the Javhlant ML. The prefix is followed by “D” for diamond drillholes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails. Geotechnical, water and condemnation drillholes do not receive a special prefix, and are identified by the drilling method. Exploration diamond drilling is contracted to Major Pontil Pty Ltd. (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2,000 metres Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 drills. The vast majority of core at the property has either been PQ-size (85 millimetre nominal core diameter) or HQ-size (63.5 millimetre nominal core diameter), with a small percentage using NQ-size (47.6 millimetre nominal core diameter). Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 metres prior to entering the mineralized zone. A few holes have continued to depths of about 1,300 metres using PQ diameter equipment. The following descriptions are based on work completed at both the Hugo North (on the adjacent Oyu Tolgoi Project) and Entrée’s Hugo North Extension Deposits. Since both are one continuous zone of mineralization, the supporting database was evaluated as a whole and one block model was constructed to estimate the mineral resources. Later, the resources were cut at the property boundary for reporting purposes; thus discussion of drilling protocols that were in place during the exploration for all of the Hugo North and Hugo North Extension Deposits is warranted.

 In total, OT LLC drilled ten exploration holes in 2010 and 2011, totalling 12,861 metres. Five of the holes explored for the strike extension of the Hugo North Extension Deposit outside of the area of the Mineral Resources. No significant results were returned from the 2010-2011 drill program on the Hugo North Extension. Details of previous drilling are referenced in the Entrée JV Project Report. Only one geotechnical hole, EGD144, was drilled in 2010 while in 2011 a number of holes were drilled primarily to improve geotechnical inputs into supporting the development of the block cave operation. A series of holes were completed to the northwest of the cave to achieve this objective. All holes collar into and intersect long intervals of Carboniferous hornblende biotite granodiorite through to the North Boundary Fault, a major NE - trending fault within the area that forms the northern limit of the block cave and marks the swing to a NE axis of mineralization. In the wedge between the North Boundary Fault and the West Bat Fault are a series of carboniferous basaltic tuffs and lavas cut by late barren granodiorite dykes. To the east of the West Bat Fault, the holes intersect mineralised quartz monzodiorite and augite basalts, the progenitor porphyry intrusion and Lower Devonian host rocks to the principal economic mineralization at Hugo North. These units are cut by lesser intervals of biotite granodiorite dykes, while late narrow basaltic dykes are common. Both the North Boundary and West Bat Faults are significant structures that will have many underground tunnels developed through them and as such their early characterisation through drilling is important. The West Bat Fault appears to have good rock quality (RQDs) and only minor fracturing is noted over <five - ten metres in most intersections. The West Bat Fault is also annealed and does not appear to represent an incompetent rock mass along much of its strike length. By contrast, the North Boundary Fault shows considerably more fracturing through a much wider fault zone, and further work is required to determine the appropriate ground support regime in areas of development around this feature. Javhlant ML To the end of 2011, over 60,000 metres in 49 holes had been completed on the Javhlant ML. All of the drilling has been by core methods and was completed by OT LLC as part of the JV Agreement. The majority of the drilling has been focused on delineating the Heruga deposit where 42 holes have been drilled since 2007 for a total of 53,675 metres. In 2010 and 2011, OT LLC extended two holes in the Heruga deposit and drilled seven new exploration holes, totalling 10,489.50 metres. Six of the holes targeted the large IP anomalies approximately five kilometres to the southwest of Heruga, and one hole tested an IP anomaly just west of the deposit. Details of previous drilling are referenced in the Entrée JV Project Report. Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes. Drilling has not used triple tube to date. Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth. The general treatment and handling of core for Heruga is as described in Section 11 of the Entrée JV Project Report. Drillholes on the Joint Venture Property are identified in the Property database with “EG” for holes located on the Shivee Tolgoi ML, and “EJ”, for holes located on the Javhlant ML. The prefix is followed by “D” for diamond drillholes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails. Geotechnical, water and condemnation drillholes do not receive a special prefix, and are identified by the drilling method. In 2010 and 2011, OT LLC extended two holes in the Heruga deposit and drilled six new exploration holes, totalling 10,489.5 metres. Holes EJD0003A and 5A were drilled to test for mineralization along the west side of Heruga. Holes EJD0035/35A, 36, 37 and 38 targeted the large IP anomalies approximately 5 kilometres to the southwest of Heruga. Hole EJD0039 (collared 2011, completed 2012) was drilled to test an IP anomaly below outcropping Devonian rocks. Hole EJD0040 (collared 2011, completed 2012) tested an IP anomaly immediately west of the deposit. A 30-metre interval of mineralization was returned in hole EJD0035 and hole EJD0038 was drilled to test the down-dip extension. Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes. Drilling has not used triple tube to date. Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth.

 All exploration diamond drillholes at Heruga are drilled approximately grid west, generally at about 70 degree inclinations. However, the holes tend to deviate systematically towards north at depth. The general orientation of drilling is considered to be appropriate, but it is likely some drilling at high angles to the “cross-section” (i.e. to the north or south) will be undertaken in future campaigns to resolve a number of geological uncertainties (for example the disposition of the mineralized quartz monzodiorite). QG independently checked collar survey in the database versus surveyors’ records and conclude that the data used is sound. Where possible, the core was oriented, initially using BallMark© but more recently using the electronic ACE© core orientation system (a fully electronic system based on accelerometers). QG consider that both of these devices are appropriate means of orienting core, and note that the frequency of core orientation on this project is appropriate. Core recovery at Heruga is generally very good. Average recovery at Heruga to date is 97% to 100%, with the relatively rare poorly recovered intervals invariably correlated to shearing and faulting. Sampling, Analysis & Security Sample preparation and analysis during exploration on the Lookout Hill property has been completed by project manager OT LLC on the Joint Venture Property. Varying sample preparation and analytical protocols have been in place depending upon the sample type (stream sediment, soil, rock chip, drill core or RC samples). All of the sample preparation within the Joint Venture Property was carried out under the direction of OT LLC personnel or contractors, except for early-stage sampling by Entrée, prior to the earn-in and joint venture agreement being signed. All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the mineral resource estimates discussed in this report, and therefore the early-stage sampling methods used on the joint venture property are not discussed in the Entrée JV Project Report. Currently, split core samples are prepared for analysis at the on - site sample preparation facility operated by SGS Mongolia. The prepared pulps are then shipped by air under the custody of OTLLC to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia. The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one less than 2% copper and one greater than 2% copper if higher - grade mineralization is present based on visual estimates). These were generally small and not consistent and therefore considered acceptable. QG is of the opinion that OT LLC’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes. All routine sample preparation and analyses of the OT LLC samples are carried out by SGS Mongolia LLC (SGS Mongolia), who operate an independent sample preparation facility at Oyu Tolgoi site and an analytical laboratory in Ulaanbaatar. The preparation facility was installed in 2002 as a dedicated facility for OT LLC’s Project during their exploration and resource definition stages. This Oyu Tolgoi facility closed in November 2008, after completion of Heruga drilling, but reopened again in late 2011. The SGS Mongolia analytical laboratory in Ulaanbaatar and the SGS laboratory in Perth were recognized as having ISO 9001:2000 and ISO/IEC 17025 accreditation respectively (SGS 2006). The National Association of Testing Authorities Australia has accredited Genalysis to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994. All samples are routinely assayed by SGS Mongolia for gold (FA/AAS), copper (AAS), and molybdenum (AAS). Following concerns related to lower level precision of silver, arsenic and molybdenum assaying, OT LLC decided to switch methods for copper, molybdenum, silver, arsenic and a suite of other elements to ICP-OES/MS. OT LLC also conducts a Trace Elements Composites (TEC) program, in addition to routine copper gold and molybdenum analyses. Ten metre composites of equal weight are made up from routine sample pulp reject material. The composites are subject to multi-element analyses comprising a suite of 48 elements determined by inductively coupled-plasma ICP-OES/MS methods after 4 acid digestions.

SGS Mongolia reports the results digitally to OT LLC via email and submits signed paper certificates. All hard copy certificates are stored in a well-organized manner in a secure location on site and copies are kept off site for security.

A complete description of all sampling and analysis procedures is set out in detail in the Entrée JV Project Report.

The Entrée JV Project Report concluded that:

- OT LLC's past and current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are adequate and appropriate.
- Data for the project is acceptable as inputs to resource estimation.
- Security measures in place for shipment of pulps to the SGS analytical laboratory in Ulaanbaatar were briefly reviewed (including observing the dispatch of samples) and are considered to be adequate and appropriate.
- The SGS Mongolia sample preparation facility on site is set up and operating in a satisfactory manner.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources

The following Table 1 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in the Entrée JV Project Report. The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006. The Heruga mineral resource estimate is effective as of March 30, 2010. Scott Jackson, F.AusIMM. of Quantitative Geoscience Pty Ltd in Perth (collectively "**QG**") acts as QP for both the Hugo North Extension and Heruga resource estimates.

Table 1 - Entrée-OT LLC Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010

Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal		
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit							
Indicated Shivee Tolgoi (Hugo North Extension)	117.0	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North Extension)	95.5	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit							
Inferred Javhlant (Heruga)	910.0	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

- Copper Equivalent ("**CuEq**") has been calculated using assumed metal prices of $1.35/lb for copper, $650/oz for gold, and $10.50 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

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 • Mo content in Heruga deposit is 141 ppm and included in calculation of CuEq. • The contained copper, gold and molybdenum in the tables have not been adjusted for metallurgical recovery. • The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining. • Mineral resources that are not mineral reserves do not have demonstrated economic viability. • The Entrée-OT LLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML. Title to both licences is held by Entrée. The Joint Venture Property is managed by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 metres, and 70% above this depth. Resources - Hugo North Extension Deposit The Hugo North Extension deposit mineral resource estimate was last updated in March 2007 and remains unchanged in the Entree JV Project Report. This estimate is in conformance with the CIM mineral resource and mineral reserve definitions referred to in NI 43-101. The Hugo North Extension deposit within the Joint Venture Property contains copper—gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The copper sulphides in the high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high—grade chalcopyrite dominant mineralization). Bornite and chalcopyrite are important copper bearing minerals that contain approximately 63% and 35% copper (respectively) in their crystal structure. High grade gold values within the Hugo North Extension mineralized system are associated with the presence of bornite. Geological models were constructed by OT LLC using lithological and structural interpretations completed in late 2006. QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed. Resource estimates were undertaken using MineSight® commercial mine planning software. Industry accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging. The assays were composited into 5 metres down-hole composites; block sizes were 20 x 20 x 15 metres. The mineral resources were classified using logic consistent with the CIM definitions required by NI 43—101. Inspection of the model and drill hole data on plans and sections showed geological and grade continuity. When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as indicated resources if they fell within the current drill hole spacing, which is on 125 x 70 metre centres. Blocks were assigned to the inferred resource category if they fell within 150 metres of a drill hole composite. The base case copper equivalent cut-off grade assumptions for the Hugo North Extension deposit were determined using operating cost estimates from similar deposits. Resources - Heruga Deposit The Heruga mineral resource estimate was updated in March 2010 and remained unchanged in Entree JV Project Report. This estimate is in conformance with the CIM mineral resource and mineral reserve definitions referred to in NI 43-101. The Heruga deposit within the Joint Venture Property contains copper—gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 metres below surface) and plunges gently to the north. QG reviewed OT LLC’s quality assurance/quality control procedures in 2008 and 2009 and found them to be followed and to exceed industry standards. The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58,276 metres. A close-off date of May 31, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains. OT LLC created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit. To assist in the estimation of grades in the model, OT LLC also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults. For copper, a single grade shell at a threshold of 0.3% copper was used. For gold, wireframes were constructed at thresholds of 0.3 grams per tonne (“g/t”) and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed. These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds. QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan. The wireframes were considered to be properly constructed and honoured the drill data. Resource estimates were undertaken by OT LLC using Datamine® commercial mine planning software. The methodology was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology. The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 metres. As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the OT LLC model. Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters. QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by OT LLC. The mineral resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43—101. Blocks within 150 metres of a drill hole were initially considered to be inferred. A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 metres. Mineral Reserves In June 2010, Ivanhoe released a technical report entitled “Oyu Tolgoi Integrated Development Plan 2010” (“IDP Technical Report”), which represented the first opportunity to publically update the previous Oyu Tolgoi Integrated Development Plan 2005 (“IDP05”) for all aspects of the project within the framework of a signed and effective Investment Agreement with the GOM. The IDP Technical Report included the first mineral reserve on the Entrée-OT LLC Joint Venture Property. All resources and reserves identified on the Joint Venture Property have been registered with the Mineral Resources Authority of Mongolia in accordance with Mongolian law.

In March 2012, Ivanhoe released its IDOP Technical Report. The Ivanhoe IDOP Technical Report updates the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Underground Lift 1, which includes the Hugo North Extension deposit). The work of the Ivanhoe IDOP Technical Report meets the standards of US Industry Guide 7 requirements for reporting reserves. The qualified persons responsible for the Ivanhoe IDOP Technical Report are the same qualified persons responsible for preparing the Entrée JV Project Report for Entree. Entrée JV Project Report considers the conclusions and recommendations raised within the Ivanhoe IDOP Technical Report in the context of Entrée's operations.

The Entrée JV Project Report analyses a reserve case only ("**IDOP Reserve Case**") and is based on a prefeasibility quality level study complying with NI 43-101, although some parts of the Oyu Tolgoi mining complex are further advanced and are at feasibility level. The Entrée-OT LLC Joint Venture Property mineral reserve is contained within the Hugo North Block Cave Lift 1 as defined within the Ivanhoe IDOP Technical Report. The mine design work on Hugo North Lift 1 prepared for the IDP Technical Report was reviewed by OT LLC and accepted as the basis for the underground mine planning in the IDOP Technical Report. The author of the Entrée JV Project Report also reviewed the work extensively, and it agreed with OT LLC's conclusions and used the work as the basis for reporting the 2012 Hugo North underground mineral reserve.

The underground mineral reserves for the Hugo North deposit, including the Entrée-OT LLC Joint Venture's Hugo North Extension deposit, were updated in the Entrée JV Project Report. The mineral reserve tonnage on the Joint Venture Property remained the same as those that were reported in the IDP Technical Report. The probable reserve for Hugo North Extension totals 27 million tonnes ("Mt") grading 1.91% copper and 0.74 grams per tonne gold.

Entrée JV Project Report only considers mineral resources in the indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground mineral reserve. There is no measured resource in the Hugo North mineral resource. Copper and gold grades on inferred resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $20/tonne net smelter return ("NSR"); further mine planning will examine lower shut-offs. The Hugo North mineral reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée-OT LLC Joint Venture portion of the Shivee Tolgoi ML.

The portion of the Hugo North mineral reserve attributable to the Entrée-OT LLC Joint Venture is outlined in Table 2 below.

Table 2

Entrée-OT LLC Joint Venture Mineral Reserve, 29 March 2012

Classification	**Ore (Mt)**	**NSR ($/t)**	**Copper (%)**	**Gold (g/t)**	**Copper (Billion lb)**	**Gold (Moz)**
Proven	-	-	-	-	-	-
Probable	27	79.40	1.91	0.74	1.0	0.5
Total Entrée-OT LLC Joint Venture	**27**	**79.40**	**1.91**	**0.74**	**1.0**	**0.5**

Notes:

- Table shows only the part of the mineral reserve on the Entrée-OT LLC Joint Venture portion of the Shivee Tolgoi ML.

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- Metal prices used for calculating the Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.
- Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
- The Entrée-OT LLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML. Title to both licences is held by Entrée. The Joint Venture Property is managed by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 metres, and 70% above this depth.
- The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.
- The mineral reserves are not additive to the mineral resources.

A reconciliation of the IDP Technical Report and Entrée JV Project Report mineral reserves is shown in Table 3. Calculation of the underground mineral reserve by OT LLC resulted in a rounding up of the Hugo North Lift 1 tonnage on the Oyu Tolgoi licence by 1 Mt to 411 Mt and on the Entrée-OT LLC Joint Venture portion of the Shivee Tolgoi ML the same tonnage but increased grades.

Table 3 – Entrée JV Project Report and IDP Technical Report Probable Mineral Reserve Comparison

Classification	Ore (Mt)	NSR ($/t)	Copper (%)	Gold (g/t)	Copper (billion lb)	Gold (Moz)
IDP Technical Report	27	55.57	1.85	0.72	1.0	0.5
Entree JV Project Report	27	79.40	1.91	0.74	1.0	0.5
Difference	0	23.83	0.06	0.02	0.0	0.0

Notes:

- IDP Technical Report mineral reserves have the effective date of May 11, 2010.
- Entrée JV Project Report mineral reserves have the effective date of March 29, 2012.
- Metal prices used for calculating the Entrée JV Project Report Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work.
- Metal prices used for calculating the IDP Technical Report Hugo North underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.
- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.
- Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
- The Entrée-OT LLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML. Title to both licences is held by Entrée. The Joint Venture Property is managed by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.
- The mineral reserves are not additive to the mineral resources.

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Mining Operations The Oyu Tolgoi Project has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions. Five deposits have been identified in the mineral resource at Oyu Tolgoi. They are Southwest and Central, Hugo South, Hugo North, and Heruga. Southwest and Central comprise the Southern Oyu deposits. Hugo South, and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit. For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North have been identified for the mineral reserve. In addition to these, long term mine planning has identified potential for another block cave lift at Hugo North, open pit or block caving at Hugo South and two block caving scenarios at Heruga. The mine planning work in IDP05 and confirmed in IDOP suggests the following relative ranking for overall return from each deposit, from highest value to lowest: • Hugo North • Southwest • Central • Hugo South • Heruga The IDOP Reserve Case assumes processing of 1.4 bt of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave. The Entrée-OT LLC Joint Venture Mineral Reserve is 27 million tonnes within the 1.4 bt. The predominant source of ore at start up is the Southern Oyu Open Pit. In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 ktpd. The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will be trucked to smelters in China. Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities. The major initial infrastructure elements include: • Water Borefields • Water Treatment • Housing • Airstrip • Supporting Facilities • Railroads • Power Applicable permits and taxes for the Joint Venture Project have been discussed above under “Project Description and Location”. OT LLC has developed a concentrate marketing plan and currently includes consideration of the following factors: • Location value to customer compared to imported material landed at Chinese ports • Precious metals recovery and payment • Length of contract • Percentage of off-take to smelters versus traders • Percentage of tonnage on contract versus spot • Percentage of feed for any one smelter • Number of smelters for a given scale of operation

• Management of concentrate quality and volume during commissioning and ramp-up • Alternate off-shore logistics and costs • Delivery point and terms • Packaging A detailed timeline has been developed for marketing, logistics, and contract-to-cash functions. Finalization of the letters of intents and execution of contracts is planned to be completed in the near future. Non-binding memoranda of understanding for concentrate sales to two large Chinese smelters were agreed to during the third quarter of 2011. Contracts are expected to be finalized with these smelters over the coming months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China. OT LLC’s sales and marketing will be supported by Rio Tinto Copper marketing, led by its Chief Marketing Officer. The marketing team will oversee and execute all sales and marketing activities on behalf of OT LLC. Environmental matters have been discussed above under “Project Description and Location”. Entrée have advised that under the terms of the Entrée-OT LLC Joint Venture, OT LLC is responsible for 80% of all costs incurred on the Joint Venture Property, including capital expenditures, and Entrée for the remaining 20%. Also under the terms of the Entrée-OT LLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OT LLC with interest accruing at OT LLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. Therefore, Entrée will not be obliged to contribute cash to the Entrée-OT LLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OT LLC Joint Venture until such time as any loans outstanding are repaid and 100% thereafter.

IDOP Reserve Case A summary of the Entrée – OT LLC Joint Venture Property production and financial results for the IDOP Reserve Case is shown below. The after tax Net Present Value (“NPV”) at 8% discount rate attributable to Entrée for the IDOP Reserve Case is $129 million. Table 4 - IDOP Reserve Case Summary Production and Financial Results Description Units IDOP Reserve Case Inventory Mineral Reserve Production Rate (after expansion) Mt/a 58 Total Processed Bt 1.4 Joint Venture Property Results Processed Mt 27.1 NSR $/t 79.40 Cu Grade % 1.91 Au Grade g/t 0.74 Copper Recovered billion lb 1.0 Gold Recovered Moz 0.5 NPV (8%) After Tax (Entrée) $M 129 Notes: • Metal prices used for calculating the Hugo North underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices. • The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties. • For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution. • Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves. • The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years. • The Entrée-OT LLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi ML and all of the Javhlant ML. Title to both licences is held by Entrée. The Joint Venture Property is managed by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. • The mineral reserves are not additive to the mineral resources. The mineral reserve reported for NI 43-101 is also applicable for reporting the ore reserve under the SEC Industry Guide 7. The metal prices for the previous 3 years, their average and the metal prices used for the mineral reserve estimates are shown below. The only metal price that is higher than the three year average is the forecast silver price. The three year average silver price is $13.69 per ounce (“/oz”) silver and the forecast price is $16.60/oz silver. The sensitivity analysis using the 3 year averages shows the Entrée after tax NPV (at an 8% discount) of $150 million compared to the base case $129 million. The results are improved compared to the base case financial analysis, as the averages for the copper and gold prices are higher. Table 5 - Metal Price Summary Year Ended Cu ($/lb) Au ($/oz) Ag ($/oz) 2009 2.34 972 12.74

Year Ended	Cu ($/lb)	Au ($/oz)	Ag ($/oz)
2010	3.42	1,225	15.44
2011	4.00	1,572	12.89
Average	3.25	1,256	13.69
Reserve NSR	1.80	750	12.00
Base Case Financial Analysis	2.85	1,200	16.60

Exploration and Development

Exploration and development of the Joint Venture Property is under the control of manager OT LLC.

The future work recommendations in the Ivanhoe IDOP Report, although focused on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Joint Venture Property. The next phase in the project planning process by OT LLC on the Oyu Togoi mining complex is the preparation of a Detailed Integrated Development and Operating Plan ("**DIDOP**") that builds on OTIDOP. The DIDOP will integrate a number of detailed capital expansion studies into an overall project report. The key additional work to be assessed in DIDOP includes: Phase 2 project expansion, power supply, water permitting, concentrate marketing, the underground feasibility study and further work on mine closure and reclamation plans. A detailed execution plan will be developed for Phase 2 that includes lessons learned and incorporates tools and advancements from the Phase 1 project execution. OT LLC plans to undertake engineering studies of the concentrator expansion. The focus of the study will be the addition of a third grinding line and other requirements for the Phase 2 plant production.

As mentioned earlier, OT LLC is also currently considering a range of options to ensure a reliable and efficient power supply after Year 4 and it is expected that the timing of the construction of a proposed power station would be finalised in the preparation of DIDOP. Also, OT LLC's strategy is to obtain approval for increases to the currently approved water reserve ahead of any mine expansion plans. The objective of the study will be to assess the impact of the concentrator expansion on water demand and to determine the need for obtaining GOM approval for any substantial increase in the approved water demand from the Gunii Hooloi aquifer.

As part of DIDOP, the underground study work is being brought to feasibility study level, the scope of work includes all activities from extraction to the shaft collars and will optimise the development and production of Hugo North Lift 1. OT LLC plans to finalise DIDOP in late 2012. OT LLC has reported that there could be a delay in production due to changes in ventilation design for the Hugo North Lift 1 block cave. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months. A delay in production is less significant to Entrée than to OT LLC. As most of the ore in the Entrée-OT LLC Joint Venture mineral reserve is scheduled for production between years 10 and 18, the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV at 8% discount rate by $10 million. In addition possible scope changes have been indicated including:

- Additional development and excavation expenditures
- The addition of a shaft No. 5
- An additional crew underground
- Increased operating cost

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OT LLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

- Lost employment by the mine workforce

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• Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure • Promoting ongoing sustainability among affected stakeholders and communities The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future. As part of the preparation of DIDOP, work is continuing on further defining the ongoing infrastructure needs for the Oyu Tolgoi project. OT LLC has advised that they expect future additions to the project scope which may include: • Operations camp expansion • Border facilities upgrade • Concentrate bagging plant upgrade • Power substation expansions • Central maintenance complex • Central control room • Borefield expansion • Operations warehouse expansion • Core storage warehouse There may be additions to scope beyond these items and all items and updated cost estimates will be included in DIDOP. Ivanhoe’s reports to date have presented two complementary further development cases: • Reserve Case, based strictly on proven and probable mineral reserves for initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Underground Lift 1, which includes the Hugo North Extension deposit) • Life of Mine (Sensitivity) Case, which considers the potential economic viability of additional deposits and mines at Oyu Tolgoi and adds a large base of inferred resources to the Reserve Case. Development of the additional resources (the second lift of Hugo North, Hugo South and Heruga) will require separate decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi group of deposits. The Life of Mine (Sensitivity) Case considers the potential economic viability of developing the second lift of Hugo North, Hugo South and the Heruga deposit. Accordingly, the Life of Mine (Sensitivity) Case is effectively a PEA. Under NI 43-101, a PEA that includes inferred mineral resources may be disclosed after a feasibility study or pre-feasibility study that establishes mineral reserves has been completed, provided the disclosure describes the impact of the PEA on the results of the feasibility study or pre-feasibility study on the project. The development and initial production periods of both the Reserve Case and the Life of Mine (Sensitivity) Case are common. The Life of Mine (Sensitivity) Case is an extension of the Reserve Case that does not restrict the execution of the Reserve Case. Each additional part of the Life of Mine (Sensitivity) Case would be subject to further study and approval by OT LLC before a commitment to capital expenditure and development for each additional mine. Therefore, the Life of Mine (Sensitivity) Case has a positive not a negative impact on the Reserve Case. Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on inferred mineral resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the reserve case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

The Reserve Case in the IDP Technical Report has been updated by the IDOP Reserve Case and is planned to be updated again by DIDOP. The Life of Mine (Sensitivity) Case is also planned to be updated. The Life of Mine (Sensitivity) Case is significant to Entrée because it presents the possible development path that could result in a substantial increase in the mining inventory from additional mines that might be recovered for the Entrée-OT LLC Joint Venture. The mineral resources in Heruga and Hugo North Lift 2 are substantially more than the current Entrée-OT LLC Joint Venture mineral reserve. Please refer to the Entrée JV Project Report for more details. Ivanhoe’s IDP Technical Report which describes the Life of Mine (Sensitivity) Case can be found on www.sedar.com. Lookout Hill Property Milestones 2012 Exploration During 2012, six holes totalling 10,237 metres were completed on the Javhlant licence. Two of the holes (EJD0039 and 0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization. Two additional holes (EJD0034A and 0045) tested the east side of Heruga. Hole 0045 did not reach the planned target due to unexpected faults while 0034A, a daughter hole beneath EJD0034, intersected 590 metres of 0.33% copper, 0.70 g/t gold and 56 ppm molybdenum. The fifth hole tested an induced polarization-gravity ("IP-gravity") target, located two kilometres to the east of Heruga, and did not return any significant results. A sixth hole (EJD0043) tested the south extension of the Heruga Southwest zone but was terminated after entering barren Carboniferous granodiorite. Diamond drilling of a Cretaceous covered area above an IP-gravity target, located 7 kilometres north of Hugo North Extension and to the west of Ulaan Khud, commenced June 25 and was completed July 31, 2012. Fifty-two shallow holes totalling 3327 metres were completed on 165 to 330 metre spacing. Results will be used for geological modeling and for locating subsequent diamond drill holes. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 g/t gold (from 52 metres depth). In Q4 2012, three additional diamond drill holes totalling 3,322 metres were completed on the Shivee Tolgoi ML with negative results. Recent activities at Lookout Hill included: • Overall phase-one construction at Oyu Tolgoi reached 99% completion at the end of 2012. Total capital invested in the construction of the first phase of the Oyu Tolgoi Project to the end of 2012 was approximately $6.0 billion. Among the major updates for H2 2012 (current to January 31, 2012) are: • In early November 2012, Oyu Tolgoi signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to Oyu Tolgoi. • A total of 5.2 million tonnes of ore from the Oyu Tolgoi mine was stockpiled and 56,000 tonnes of ore were sent through the primary crusher to the coarse ore storage building during Q3 2012. • The concentrator was commissioned in late December 2012 with first ore through the concentrator in early January 2013 and first copper concentrate produced in late January 2013. • Underground lateral development at the Hugo North Deposit was restarted during Q3 2012 as planned following the completion of the hoisting equipment upgrade at Shaft #1. • Construction of Shaft #2 at the Hugo North Deposit is progressing well with the headframe reaching its final height of 96 metres in Q2 2012. The headframe and ancillary buildings were 99% complete at the end of Q3 2012. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 720 metres below surface.

• Construction of off-site facilities and infrastructure reached 92% completion at the end of Q3 2012 and was slightly behind schedule. This was due to delays during the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the Khanbumbat permanent airport, near the Oyu Tolgoi mine. Airport construction was completed in Q4 2012. Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine's concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in early November 2012, Oyu Tolgoi committed in principle, subject to the conclusion of detailed sales contracts, up to 25% of concentrate available for export would be made available at international terms to smelters in Inner Mongolia for the first ten years.

DIVIDENDS The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s Board of Directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends since its incorporation. DESCRIPTION OF CAPITAL STRUCTURE The authorized share capital of the Company consists of an unlimited number of Common Shares. As of February 18, 2013, 87,714,557 Common Shares are issued and outstanding. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. TRADING PRICE AND VOLUME The Common Shares are listed and posted for trading on the TSX under the symbol “SSL” and on the NYSE MKT under the symbol “SAND”. The 2009 Warrants, the 2010 Warrants and the 2012 Warrants are all listed and posted for trading on the TSX under the symbols “SSL.WT”, “SSL.WT.A” and “SSL.WT.B”, respectively. None of these warrants are listed for trading on the NYSE MKT. Prior to November 23, 2012, the Common Shares, the 2009 Warrants, the 2010 Warrants and the 2012 Warrants all traded on the TSXV. Common Shares The following table sets forth information relating to the trading of the Common Shares on the TSXV for the period January 1, 2012 to and including November 22, 2012 and then on the TSX for the balance of the most recently completed financial year. Month High (C$) Low (C$) Volume January 2012 1.45 1.19 20,004,720 February 2012 1.76 1.41 29,357,085 March 2012 2.02 1.49 76,204,888 April 2012 1.92 1.61 23,003,010 May 2012 (1) 1.90 1.60 7,805,777 - 125 -

Month High (C$) Low (C$) Volume May 2012 (2) 8.95 6.95 4,521,366 June 2012 9.45 7.85 3,334,555 July 2012 9.35 8.25 2,316,609 August 2012 10.88 8.82 9,203,964 September 2012 13.02 9.60 13,037,321 October 2012 14.99 12.91 10,823,286 November 2012 14.75 10.68 9,659,633 December 2012 12.44 10.77 4,764,258 (1) From May 1 to May 8, 2012. Effective May 9, 2012, the Company consolidated the Common Shares on a 5:1 basis. (2) From May 9 to May 30, 2012. Effective May 9, 2012, the Company consolidated the Common Shares on a 5:1 basis. The price of the Common Shares as quoted by the TSX at the close of business on December 31, 2012 was C$11.70 and on February 18, 2013 was C$10.95. Warrants SSL.WT The following table sets forth information relating to the trading of the 2009 Warrants on the TSXV for the period January 1, 2012 to and including November 22, 2012 and then on the TSX for the balance of the most recently completed financial year. Month High (C$) Low (C$) Volume January 2012 0.87 0.64 5,405,358 February 2012 1.14 0.84 6,663,818 March 2012 1.43 0.92 7,343,057 April 2012 1.32 1.00 2,865,949 May 2012 1.31 0.91 2,809,390 June 2012 1.28 0.96 2,107,013 July 2012 1.27 1.05 1,120,900 August 2012 1.57 0.95 3,591,539 September 2012 2.02 1.35 6,496,432 October 2012 2.40 1.97 6,770,050 November 2012 2.34 1.50 3,039,072 December 2012 1.89 1.57 1,126,086 The price of the 2009 Warrants as quoted by the TSX at the close of business on December 31, 2012 was C$1.75 and on February 18, 2013 was C$1.63. SSL.WT.A The following table sets forth information relating to the trading of the 2010 Warrants on the TSXV for the period January 1, 2012 to and including November 22, 2012 and then on the TSX for the balance of the most recently completed financial year. Month High (C$) Low (C$) Volume January 2012 0.74 0.55 284,197 February 2012 0.99 0.70 522,724 March 2012 1.09 0.81 1,645,529 April 2012 1.05 0.71 1,865,784 May 2012 0.98 0.65 2,786,726 June 2012 0.99 0.69 704,257 - 126 -

Month High (C$) Low (C$) Volume July 2012 0.96 0.81 506,143 August 2012 1.31 0.88 1,767,627 September 2012 1.89 1.12 1,332,434 October 2012 2.14 1.71 1,402,789 November 2012 2.13 1.53 680,022 December 2012 1.75 1.38 409,647 The price of the 2010 Warrants as quoted by the TSX at the close of business on December 31, 2012 was C$1.57 and on February 18, 2013 was C$1.31. SSL.WT.B The following table sets forth information relating to the trading of the 2012 Warrants on the TSXV for the period September 10, 2012 (the date the 2012 Warrants commenced trading on the TSXV) up to and including November 22, 2012 and then on the TSX for the balance of the most recently completed financial year. Month High (C$) Low (C$) Volume September 2012 4.45 2.17 2,223,199 October 2012 5.89 4.06 1,163,028 November 2012 5.51 3.48 560,730 December 2012 4.05 3.71 228,462 The price of the 2012 Warrants as quoted by the TSX at the close of business on December 31, 2012 was C$3.71 and on February 18, 2013 was C$3.36. - 127 -

DIRECTORS AND OFFICERS The following table sets forth the name, province/state and country of residence, position held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company.  Name, Province/State and Country of Residence Position(s) with the Company Principal Occupation Nolan Watson British Columbia, Canada President, Chief Executive Officer and Director since September 2008; Chairman of the Board since January 2013 Chairman of the Board, President and Chief Executive Officer of the Company and Sandstorm Metals & Energy Ltd. David Awram British Columbia, Canada Director since March 2007; Executive Vice President from July 2009 to January 2013; Senior Executive Vice President since January 2013 Senior Executive Vice President of the Company and Sandstorm Metals & Energy Ltd. John P.A. Budreski (1) Ontario, Canada Director since June 2009 President and Chief Executive Officer of Morien Resources Corp. David E. De Witt (1) British Columbia, Canada Director since April 2008; Lead Independent Director since January 2013 Independent Businessman; Chairman of Pathway Capital Ltd. (“Pathway”) Andrew T. Swarthout (1) Arizona, United States Director since March 2009 Chief Executive Officer and Director of Bear Creek Mining Corporation; Director of Rio Cristal Resources Corporation Erfan Kazemi British Columbia, Canada Chief Financial Officer since August 2011 Chief Financial Officer of the Company and Sandstorm Metals & Energy Ltd. (1) Member of the Audit Committee. Each director’s term of office expires at the next annual meeting of shareholders of the Company or when his successor is duly elected or appointed, unless his term ends earlier in accordance with the articles or by-laws of the Company, he resigns from office or he becomes disqualified to act as a director of the Company. The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below. Nolan Watson – Chairman of the Board, President, Chief Executive Officer and Director. Mr. Watson has been the President and Chief Executive Officer of the Company since September 2008 and its Chairman since January 2013. Since May 13, 2010, Mr. Watson has been President and Chief Executive Officer of Sandstorm Metals and its Chairman since January 2013. From July 2008 to September 2008, Mr. Watson was an independent businessman. From April 2006 to July 2008, Mr. Watson was the Chief Financial Officer of Silver Wheaton Corp. (“Silver Wheaton”). Mr. Watson was the Corporate Controller of Silver Wheaton from 2005 to 2006. From 2003 to 2004, Mr. Watson was a financial advisor and merger and acquisition specialist with Deloitte & Touche LLP. Mr. Watson is a Chartered Financial Analyst Charterholder, a Chartered Accountant (Valedictorian of the Institute of Chartered Accountants of British Columbia), and holds a Bachelor of Commerce degree (with honours) from the University of British Columbia.

David Awram – Senior Executive Vice President and Director. Mr. Awram was Executive Vice President of the Company from July 2009 to January 2013 and has been its Senior Executive Vice President since January 2013. Mr. Awram has been Executive Vice President of Sandstorm Metals since January 2010 and then its Senior Executive Vice President since January 2013. From July 2008 to July 2009, Mr. Awram was an independent businessman. From May 2005 to July 2008, Mr. Awram was the Director of Investor Relations for Silver Wheaton. Prior to May 2005, he was Manager, Investor Relations with Diamond Fields International Ltd. from April 2004 to April 2005. He holds a Bachelor of Science degree (Honours) in Geology from the University of British Columbia in 1996. John P.A. Budreski – Director. Mr. Budreski has been the President and Chief Executive Officer of Morien Resources Corp. since November 2012. Previously, he was Managing Director and a Vice Chairman with Cormark Securities Inc. from 2009 to 2012. He was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Prior to this, he filled the roles of a Managing Director of Equity Capital Markets and Head of Investment Banking for Scotia Capital Inc. from March 1998 to February 2005 after starting out as a Managing Director of US Institutional Equity Group for Scotia Capital. He also held senior management roles in investment banking and equity sales and trading for RBC Dominion Securities and worked for Toronto Dominion Bank. He holds an MBA from the University of Calgary and a Bachelor of Engineering from TUNS/Dalhousie. David E. De Witt – Lead Independent Director. Since October 2004, Mr. De Witt has been a co-founder and Chairman of Pathway, a Vancouver-based private venture capital company. Mr. De Witt graduated with a BComm/LLB from the University of British Columbia in 1978 and practiced corporate, securities and mining law until his retirement from the practice of law in January 1997. He currently holds directorships in a number of public companies involved in the natural resource field and has experience in resource projects located in Latin America, North America and Asia. Andrew T. Swarthout – Director. Mr. Swarthout has been the Chief Executive Officer and a director of Bear Creek Mining Corporation since 2003. He was also its President until February 2011. Mr. Swarthout has also been a Director of Rio Cristal Resources Corporation since December 2006 and a Director of Esperanza Resources Corp. since May 2012. Formerly he was an officer and member of the management committee of Southern Peru Copper Corporation from 1995 to 2000 where he participated in decision making during a dynamic period of corporate expansions, financing and project development. Mr. Swarthout served as a member of the National Mining Society of Peru’s Committee for the Promotion of Private Investment, where he initiated favourable environmental and taxation policies to promote foreign mining investment in Peru. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Erfan Kazemi – Chief Financial Officer. Since August 2011, Mr. Kazemi has been the Chief Financial Officer of the Company and of Sandstorm Metals. Formerly, Mr. Kazemi was a Senior Manager at PricewaterhouseCoopers LLP where he worked commencing in January 2005 (as an Associate) until June 2011 and where he managed the audits of billion dollar multinational entities and co-authored several publications. In the community, Mr. Kazemi serves as Vice-Chair of the Vancouver Public Library Board and he is a former member of the University of British Columbia Board of Governors. Mr. Kazemi is a Chartered Accountant and also holds a Bachelor’s of Science (Mathematics) from the University of British Columbia. As at February 18, 2013, the directors and executive officers of Sandstorm Gold, as a group, beneficially owned, directly and indirectly, or exercised control or direction over, 2,478,000 Common Shares, representing approximately 2.8% of the total number of Common Shares outstanding before giving effect to the exercise of options, restricted share rights or warrants to purchase Common Shares held by such directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions No director or executive officer of the Company, is, or within ten years prior to the date of this AIF has been, a director, chief executive officer or chief financial officer of any company (including Sandstorm Gold) that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer. No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, (i) is, or within ten years prior to the date of this AIF has been, a director or executive officer of any company (including Sandstorm Gold) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than John P. A. Budreski, who was a director of EarthFirst Canada Inc., a company engaged in the development of wind power and related generated facilities, when it obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) on November 4, 2008. The CCAA process has now been completed and Earth First Canada Inc. has been amalgamated with another company and no longer exists as a separate entity; or (ii) has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder. No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision. Conflicts of Interest To the best of Sandstorm Gold’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential material conflicts of interest between Sandstorm Gold and any director or officer of Sandstorm Gold, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Sandstorm Gold and their duties as a director or officer of such other companies. See “Description of the Business - Risk Factors - Risks Relating to the Company - Conflicts of Interest”. - 130 -

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no directors, executive officers or principal shareholders of Sandstorm Gold or any associate or affiliate of the foregoing have had any material interest, direct or indirect, in any transactions in which Sandstorm Gold has participated since January 1, 2010, which has materially affected or is reasonably expected to materially affect Sandstorm Gold.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States of America is Computershare Trust Company, N.A. in Golden, Colorado.

The warrant agent for the 2009 Warrants, the 2010 Warrants and the 2012 Warrants is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts entered into by the Company within the financial period ended December 31, 2012 or since such time or before such time that are still in effect, other than in the ordinary course of business, are as follows:

1. The Aurizona Gold Stream dated May 15, 2009 between the Company and Luna. See "General Development of the Business - Mineral Interests - Aurizona Gold Stream" for further details.

2. The Santa Elena Gold Stream dated May 15, 2009 between the Company and SilverCrest. See "General Development of the Business - Mineral Interests - Santa Elena Gold Stream" for further details.

3. The Ming Gold Stream dated March 4, 2010 between the Company and Rambler. See "General Development of the Business - Mineral Interests - Ming Gold Stream" for further details.

4. The Black Fox Gold Stream dated November 9, 2010 between the Company and Brigus. See "General Development of the Business - Mineral Interests - Black Fox Gold Stream" for further details.

5. The Bachelor Lake Gold Stream dated January 17, 2011 between the Company and Metanor. See "General Development of the Business - Mineral Interests - Bachelor Lake Gold Stream" for further details.

6. The Colossus Gold Stream dated September 18, 2012 between the Company and Colossus. See "General Development of the Business - Mineral Interests – Serra Pelada Gold Stream" for further details.

7. The Acquisition Agreement dated January 28, 2013 between the Company and Premier Gold with respect to Premier Royalty. See "General Development of the Business – Acquisition of 59.9% Interest in Premier Royalty Inc." for further details.

8. The Entrée Metal Credits Agreement dated February 14, 2013 between the Company and Entrée. See "General Development of the Business - Mineral Interests – Entrée Metal Credits Agreement" for further details.

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9. The Amended and Restated Credit Agreement dated February 7, 2013 between the Company and The Bank of Nova Scotia, Bank of Montreal and National Bank of Canada. See “General Development of the Business – Credit Facility” for further details. INTERESTS OF EXPERTS Qualified Persons Under NI 43-101 Leah Mach, C.P.G., M.Sc., Principal Resource Geologist of SRK, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Aurizona Mine. Nathan Eric Fier, C.P.G., P.Eng, Chief Operating Officer of SilverCrest, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Santa Elena Mine. Larry Pilgrim, P.Geo, Chief Geologist of Rambler, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Ming Mine. Howard Bird, Senior Vice President, Exploration of Brigus, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Black Fox Mine. Pascal Hamelin, Vice President of Metanor, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Bachelor Lake Mine. David Jones, BSc., MSc., Consulting Geologist of Vidoro Pty Ltd., a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Serra Pelada Mine. Robert Cann, P.Geo, Vice President, Exploration for Entrée, a qualified person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Entrée JV Project. Each of the aforementioned firms or persons are independent of the Company and held no securities of the Company or of any associate or affiliate of the Company at the time of preparation of the respective reports and/or at the time of the preparation of the technical information contained in this AIF and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. Auditors Deloitte LLP are the independent auditors for the Company. Deloitte LLP have advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules and standards of the PCAOB and the securities laws and regulations administered by the SEC. AUDIT COMMITTEE The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the charter is attached hereto as Schedule “A” to this AIF. The following are the current members of the Committee: John P.A. Budreski Independent (1) Financially literate (1) David E. De Witt Independent (1) Financially literate (1) Andrew T. Swarthout Independent (1) Financially literate (1) (1) As defined by National Instrument 52-110 Audit Committees (“NI 52-110”). Relevant Education and Experience As noted above, each member of the Audit Committee is financially literate, i.e. has the ability to read and understand financial statements. Collectively, the Audit Committee members have the education and experience to fulfill their responsibilities as outlined in the Audit Committee Charter. Set out below is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member. John P.A. Budreski – Mr. Budreski has been involved in capital markets since 1987 and has acted as an advisor/consultant on a variety of capital markets matters. From 2009 to 2012, he was a Managing Director and a Vice Chairman with Cormark Securities Inc. Previously he was the President and Chief Executive Officer of Orion Securities Inc. from 2005 to 2007. Mr. Budreski’s work has required extensive review and analysis of financial statements. He graduated in 1981 from TUNS/Dalhousie with a Bachelor of Engineering degree and then in 1986 from the University of Calgary with an MBA degree. David E. De Witt – Mr. De Witt is a founding partner and the Chairman of Pathway Capital Ltd., a private venture capital company which was founded in October 2004. He has been a director and officer of numerous publicly traded companies since 1991 and his work has required extensive review and analysis of financial statements. Mr. De Witt graduated in 1975 from the University of British Columbia with a Bachelor of Commerce degree and then in 1978 with a Bachelor of Laws degree. Andrew T. Swarthout – In addition to being a Director of the Company and of Sandstorm Metals & Energy Ltd., Mr. Swarthout has been the Chief Executive Officer and a Director of Bear Creek Mining Corporation since 2003, a Director of Rio Cristal Resources Corporation since December 2006 and a Director of Esperanza Resources Corp. since May 2012. These are all publicly traded companies and Mr. Swarthout’s work has required extensive review of financial statements. Mr. Swarthout graduated in 1974 from the University of Arizona with a Bachelor of Geosciences degree and he is a Professional Geologist. Reliance on Certain Exemptions At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any exemption from NI 52-110. Audit Committee Oversight At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Company.

Pre-Approval Policies and Procedures The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services. External Auditor Service Fees The aggregate fees billed by the Company’s external auditors in each of the last two financial years are as follows: Financial Year Ending Audit Fees Audit-Related Fees (1) Tax Fees All Other Fees 2012 (December 31) $136,768 (C$136,070) NIL NIL NIL 2011 (December 31) $64,910 (C$64,200) $8,574 (C$8,480) NIL NIL (1) Audit-Related Fees were paid for professional services rendered by the auditors relating to the Company’s transition to IFRS. ADDITIONAL INFORMATION Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 28, 2012 filed on SEDAR at www.sedar.com. This information will also be contained in the management information circular of the Company to be prepared in connection with the Company’s 2013 annual meeting of shareholders currently scheduled to be held in May 2013 which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2012.

SCHEDULE “A” SANDSTORM GOLD LTD. (the "Company") AUDIT COMMITTEE CHARTER I. Mandate The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to: • Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements. • Oversee the audit of the Company’s financial statements. • Review and appraise the performance of the Company’s external auditors. • Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors. II. Composition The Committee shall be comprised of three or more directors as determined by the Board of Directors. Each of these directors shall be independent as required by the applicable rules of the Company’s regulators. No member of the Committee is permitted to have participated in the preparation of the financial statements of the Company or any current subsidiary at any time during the past three years. If permitted by applicable stock exchange laws and regulations in effect from time to time, one director who (i) is not independent as defined and required under applicable stock exchange rules, and (ii) is not a current employee or an immediate family member (as defined under applicable stock exchange rules) of such employee, may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required in the best interests of the Company and its stockholders. In such event, the Board will disclose in the Company’s next annual proxy statement the nature of that director’s relationship with the Company and the reasons for that determination. A director appointed to the Committee pursuant to this exception may not serve in excess of two consecutive years and may not chair the Committee. -A1 -

Each member of the Committee will be able to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise to qualify as a financial expert. A financial expert is a member who understands generally accepted accounting principles and financial statements; can assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; understands internal control over financial reporting; and understands audit committee functions. The members of the Committee shall be elected by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. III. Meetings The Committee shall meet at least quarterly, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions. IV. Responsibilities and Duties To fulfill its responsibilities and duties, the Committee shall: Documents/Reports Review 1. Review and update this Charter annually. 2. Review the Company’s financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors. 3. Review the expenses of the Chief Executive Officer on an annual basis. External Auditors 4. Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company. 5. Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company. 6. Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors. 7. Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors. 8. Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval. -A2 -

9. At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements. 10. Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company. 11. Review with management and the external auditors the audit plan for the year-end financial statements. 12. Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if: i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided; ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee. Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee. Financial Reporting Processes 13. In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external. 14. Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting. 15. Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management. 16. Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments. 17. Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. 18. Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements. Where there are significant unsettled issues, the Committee shall ensure that there is an agreed course of action for the resolution of such matters. 19. Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented. -A3 -

20. Solicit and review complaints or concerns about any questionable accounting, internal accounting controls or auditing matters. 21. Review certification process. 22. Allow for the solicitation of confidential and/or anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters. 23. Review any related-party transactions. General 24. The Committee shall be empowered to retain independent counsel and other advisers as necessary to carry out its duties. 25. The Committee shall be provided appropriate funding from the Company, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company, to any advisers employed by the Committee, and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. -A4 -